Exhibit 99.3

FINANCIAL RESULTS
Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of The Toronto-Dominion Bank and its subsidiaries (the “Bank”) is responsible for the integrity, consistency, objectivity and reliability of the Consolidated Financial Statements of the Bank and related financial information as presented. Canadian generally accepted accounting principles as well as the requirements of the Bank Act and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.
The Bank’s accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.
Management has assessed the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2011 using the framework found in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded that as at October 31, 2011, the Bank’s internal control over financial reporting is effective.
The Bank’s Board of Directors, acting through the Audit Committee which is composed entirely of independent directors, oversees management’s responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank’s system of internal controls over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.
The Bank’s Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.
The Office of the Superintendent of Financial Institutions, Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the Bank Act, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.
Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2011 in addition to auditing the Bank’s Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on the following pages of the Consolidated Financial Statements. Ernst & Young have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

W. Edmund Clark	Colleen M. Johnston
Group President and	Group Head Finance and
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
November 30, 2011

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	1

INDEPENDENT AUDITORS’ REPORTS OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Financial Statements

We have audited the accompanying consolidated financial statements of The Toronto-Dominion Bank, which comprise the Consolidated Balance Sheet as at October 31, 2011 and 2010, and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended October 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of The Toronto-Dominion Bank as at October 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2011, in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Toronto-Dominion Bank’s internal control over financial reporting as of October 31, 2011, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 30, 2011 expressed an unqualified opinion on The Toronto-Dominion Bank’s internal control over financial reporting.

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
November 30, 2011

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	2

INDEPENDENT AUDITORS’ REPORTS OF REGISTERED PUBLIC ACCOUNTING FIRM TO SHAREHOLDERS

Report on Internal Control under Standards of the Public Company Accounting Oversight Board (United States)
We have audited The Toronto-Dominion Bank’s internal control over financial reporting as of October 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Toronto-Dominion Bank’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting contained in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on The Toronto-Dominion Bank’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board, United States (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, The Toronto-Dominion Bank maintained, in all material respects, effective internal control over financial reporting as of October 31, 2011, based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB, the Consolidated Balance Sheet of The Toronto-Dominion Bank as at October 31, 2011 and 2010 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows for each of the years in the three-year period ended October 31, 2011 of The Toronto-Dominion Bank and our report dated November 30, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Canada
November 30, 2011

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	3

Consolidated Balance Sheet

As at October 31
(millions of Canadian dollars, except as noted)	2011	2010

ASSETS
Cash and due from banks	$3,096	$2,574
Interest-bearing deposits with banks	21,015	19,136
	24,111	21,710
Securities (Note 3)
Trading (Note 2)	68,279	59,542
Available-for-sale	117,269	102,355
Held-to-maturity	6,990	9,715
	192,538	171,612
Securities purchased under reverse repurchase agreements (Note 3)	53,599	50,658
Loans (Note 4)
Residential mortgages	86,769	71,482
Consumer instalment and other personal	110,297	100,821
Credit card	8,986	8,870
Business and government (Note 2)	93,245	83,398
Debt securities classified as loans	6,511	7,591
	305,808	272,162
Allowance for loan losses (Note 4)	(2,313)	(2,309)
Loans, net of allowance for loan losses	303,495	269,853
Other
Customers’ liability under acceptances (Note 4)	7,815	7,757
Investment in TD Ameritrade (Note 8)	5,425	5,485
Derivatives (Note 7)	60,420	51,675
Goodwill (Note 9)	14,376	14,460
Other intangibles (Note 9)	2,068	2,093
Land, buildings, equipment, and other depreciable assets (Note 10)	4,084	4,247
Current income tax receivable	245	-
Other assets (Note 11)	18,184	19,995
	112,617	105,712
Total assets	$686,360	$619,545

LIABILITIES
Deposits (Notes 12, 16)
Personal	$268,669	$249,251
Banks	11,666	12,508
Business and government	171,166	145,221
Trading	29,613	22,991
	481,114	429,971
Other
Acceptances (Note 4)	7,815	7,757
Obligations related to securities sold short (Note 2)	24,434	23,695
Obligations related to securities sold under repurchase agreements (Note 3)	25,625	25,426
Derivatives (Note 7)	63,217	53,685
Current income tax payable	-	352
Future income tax liabilities (Note 25)	215	460
Other liabilities (Note 13)	23,903	21,316
	145,209	132,691
Subordinated notes and debentures (Note 14)	11,670	12,506
Liability for preferred shares (Note 15)	32	582
Non-controlling interests in subsidiaries (Note 17)	1,483	1,493
Contingent liabilities, commitments and guarantees (Note 29)
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: 2011 - 902.4 and 2010 - 879.7) (Note 18)	18,417	16,730
Preferred shares (millions of shares issued and outstanding: 2011 - 135.8 and 2010 - 135.8) (Note 18)	3,395	3,395
Treasury shares - common (millions of shares held: 2011 - (1.4) and 2010 - (1.2)) (Note 18)	(116)	(91)
Treasury shares - preferred (millions of shares held: 2011 - nil and 2010 - nil) (Note 18)	-	(1)
Contributed surplus	281	305
Retained earnings	24,339	20,959
Accumulated other comprehensive income (loss) (Note 19)	536	1,005
	46,852	42,302
Total liabilities and shareholders’ equity	$686,360	$619,545
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	4

Consolidated Statement of Income

For the years ended October 31
(millions of Canadian dollars, except as noted)	2011	2010	2009
Interest income
Loans	$13,941	$12,939	$13,691
Securities
Dividends	810	737	868
Interest	3,354	3,043	3,886
Deposits with banks	354	668	442
	18,459	17,387	18,887
Interest expense
Deposits	4,289	4,578	5,818
Subordinated notes and debentures	659	667	671
Preferred shares and capital trust securities (Notes 15, 16)	38	37	94
Other	642	562	978
	5,628	5,844	7,561
Net interest income	12,831	11,543	11,326
Non-interest income
Investment and securities services	2,624	2,424	2,212
Credit fees	687	634	622
Net securities gains (losses) (Note 3)	393	75	(437)
Trading income (loss) (Note 20)	43	484	685
Service charges	1,602	1,651	1,507
Loan securitizations (Note 5)	450	489	468
Card services	961	820	733
Insurance, net of claims (Note 21)	1,173	1,028	913
Trust fees	154	153	141
Other income (loss)	676	264	(310)
	8,763	8,022	6,534
Total revenue	21,594	19,565	17,860
Provision for credit losses (Note 4)	1,465	1,625	2,480
Non-interest expenses
Salaries and employee benefits (Note 23)	6,723	5,960	5,839
Occupancy, including depreciation	1,285	1,236	1,213
Equipment, including depreciation	800	880	897
Amortization of other intangibles (Note 9)	715	592	653
Restructuring costs (Note 24)	-	17	36
Marketing and business development	593	595	566
Brokerage-related fees	320	297	274
Professional and advisory services	932	804	740
Communications	271	251	239
Other	1,444	1,531	1,754
	13,083	12,163	12,211
Income before income taxes, non-controlling interests in subsidiaries,
and equity in net income of an associated company	7,046	5,777	3,169
Provision for (recovery of) income taxes (Note 25)	1,299	1,262	241
Non-controlling interests in subsidiaries, net of income taxes	104	106	111
Equity in net income of an associated company, net of income taxes (Note 8)	246	235	303
Net income	5,889	4,644	3,120
Preferred dividends	180	194	167
Net income available to common shareholders	$5,709	$4,450	$2,953
Average number of common shares outstanding (millions) (Note 26)
Basic	885.7	867.1	847.1
Diluted	890.1	872.1	850.1
Earnings per share (dollars) (Note 26)
Basic	$6.45	$5.13	$3.49
Diluted	6.41	5.10	3.47
Dividends per share (dollars)	2.61	2.44	2.44
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	5

Consolidated Statement of Changes in Shareholders' Equity

For the years ended October 31
(millions of Canadian dollars)	2011	2010	2009
Common shares (Note 18)
Balance at beginning of year	$16,730	$15,357	$13,278
Proceeds from shares issued on exercise of stock options	322	521	247
Shares issued as a result of dividend reinvestment plan	661	546	451
Proceeds from issuance of new shares	704	252	1,381
Shares issued on acquisitions (Note 8)	-	54	-
Balance at end of year	18,417	16,730	15,357
Preferred shares (Note 18)
Balance at beginning of year	3,395	3,395	1,875
Shares issued	-	-	1,520
Balance at end of year	3,395	3,395	3,395
Treasury shares - common (Note 18)
Balance at beginning of year	(91)	(15)	(79)
Purchase of shares	(2,164)	(2,158)	(1,756)
Sale of shares	2,139	2,082	1,820
Balance at end of year	(116)	(91)	(15)
Treasury shares - preferred (Note 18)
Balance at beginning of year	(1)	-	-
Purchase of shares	(59)	(63)	(6)
Sale of shares	60	62	6
Balance at end of year	-	(1)	-
Contributed surplus
Balance at beginning of year	305	336	392
Net premium (discount) on sale of treasury shares	11	52	(27)
Stock options (Note 22)	(35)	(83)	(29)
Balance at end of year	281	305	336
Retained earnings
Balance at beginning of year, as previously reported	20,959	18,632	17,857
Net income due to reporting-period alignment of U.S. entities (Note 1)	-	-	4
Transition adjustment on adoption of financial instruments amendments (Note 1)	-	-	(59)
Net income	5,889	4,644	3,120
Common dividends	(2,316)	(2,118)	(2,075)
Preferred dividends	(180)	(194)	(167)
Share issue expenses	(13)	(5)	(48)
Balance at end of year	24,339	20,959	18,632
Accumulated other comprehensive income (loss) (Note 19)
Balance at beginning of year, as previously reported	1,005	1,015	(1,649)
Other comprehensive income due to reporting-period alignment of U.S. entities (Note 1)	-	-	329
Transition adjustment on adoption of financial instruments amendments (Note 1)	-	-	563
Other comprehensive income (loss) for the year	(469)	(10)	1,772
Balance at end of year	536	1,005	1,015
Retained earnings and accumulated other comprehensive income	24,875	21,964	19,647
Total shareholders’ equity	$46,852	$42,302	$38,720
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	6

Consolidated Statement of Comprehensive Income

For the years ended October 31
(millions of Canadian dollars)	2011	2010	2009
Net income	$5,889	$4,644	$3,120
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities1	(172)	445	1,129
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities2	(92)	9	257
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries,
net of hedging activities3,4	(298)	(1,362)	(72)
Change in net gains (losses) on derivative instruments designated as cash flow hedges5	801	1,955	1,702
Reclassification to earnings of net losses (gains) on cash flow hedges6	(708)	(1,057)	(1,244)
	(469)	(10)	1,772
Comprehensive income (loss) for the year	$5,420	$4,634	$4,892
1	Net of income tax recovery of $22 million (2010 - income tax provision of $229 million).
2	Net of income tax provision of $17 million (2010 - income tax recovery of $5 million).
3	Net of income tax provision of $118 million (2010 - income tax provision of $316 million).
4	Includes $332 million of after-tax gains arising from hedges of the Bank's investment in foreign operations (2010 - after-tax gains of $867 million).
5	Net of income tax provision of $353 million (2010 - $865 million).
6	Net of income tax provision of $281 million (2010 - $447 million).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	7

Consolidated Statement of Cash Flows

For the years ended October 31
(millions of Canadian dollars)	2011	2010	2009
Cash flows from (used in) operating activities
Net income	$5,889	$4,644	$3,120
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	1,465	1,625	2,480
Restructuring costs (Note 24)	-	17	36
Depreciation (Note 10)	467	601	600
Amortization of other intangibles	715	592	653
Net securities losses (gains)	(393)	(75)	437
Net gain on securitizations (Note 5)	(275)	(317)	(321)
Equity in net income of an associated company	(246)	(235)	(303)
Non-controlling interests	104	106	111
Future income taxes (Note 25)	(116)	98	336
Changes in operating assets and liabilities
Current income taxes receivable and payable	(597)	590	1,703
Interest receivable and payable (Notes 11, 13)	(188)	20	224
Trading securities	(8,737)	(5,222)	5,043
Derivative assets	(8,745)	(2,230)	33,880
Derivative liabilities	9,532	5,533	(26,137)
Other	366	(2,665)	2,781
Net cash from (used in) operating activities	(759)	3,082	24,643
Cash flows from (used in) financing activities
Change in deposits	51,143	26,645	14,319
Change in securities sold short	739	6,054	(877)
Change in securities sold under repurchase agreements	199	8,954	(2,460)
Issue of subordinated notes and debentures (Note 14)	1,000	-	-
Repayment of subordinated notes and debentures (Note 14)	(1,814)	(35)	(20)
Repayment or redemption of liability for preferred shares and capital trust securities (Notes 15, 16)	(550)	(863)	1
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	(22)	158	(37)
Common shares issued (Note 18)	951	657	1,544
Sale of treasury shares (Note 18)	2,210	2,196	1,799
Purchase of treasury shares (Note 18)	(2,223)	(2,221)	(1,762)
Dividends paid	(1,835)	(1,766)	(1,791)
Net proceeds from issuance of preferred shares (Note 18)	-	-	1,497
Net cash from (used in) financing activities	49,798	39,779	12,213
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(1,879)	(33)	(6,313)
Activity in available-for-sale and held-to-maturity securities
Purchases	(72,308)	(80,778)	(92,331)
Proceeds from maturities	29,118	40,510	43,101
Proceeds from sales	30,737	23,731	33,022
Net change in loans, net of securitizations	(40,930)	(25,172)	(51,036)
Proceeds from loan securitizations (Note 5)	13,337	15,580	27,491
Net purchases of premises, equipment, and other depreciable assets	(304)	(770)	(820)
Securities purchased under reverse repurchase agreements	(2,941)	(17,710)	10,275
Net cash acquired (paid) for acquisitions (Note 8)	(3,309)	2,024	-
Net cash from (used in) investing activities	(48,479)	(42,618)	(36,611)
Effect of exchange rate changes on cash and due from banks	(38)	(83)	(159)
Net increase in cash and due from banks	522	160	86
Impact due to reporting-period alignment of U.S. entities (Note 1)	-	-	(189)
Cash and due from banks at beginning of year	2,574	2,414	2,517
Cash and due from banks at end of year	$3,096	$2,574	$2,414
Supplementary disclosure of cash flow information
Amount of interest paid during the year	$5,795	$5,865	$8,337
Amount of income taxes paid (refunded) during the year	2,076	917	(1,198)
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	8

Notes to Consolidated Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The accompanying Consolidated Financial Statements and accounting principles followed by The Toronto-Dominion Bank and its subsidiaries (the Bank), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), conform with Canadian generally accepted accounting principles (GAAP).
Certain disclosures are included in the Management’s Discussion and Analysis (MD&A) as permitted by GAAP and are discussed in the Managing Risk section of the 2011 MD&A. These disclosures are shaded in the 2011 MD&A and form an integral part of the 2011 Consolidated Financial Statements. The 2011 Consolidated Financial Statements include all adjustments that are, in the opinion of management, necessary for a fair presentation of results for the periods presented. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The significant accounting policies and practices followed by the Bank are:

BASIS OF CONSOLIDATION
The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries and certain variable interest entities (VIEs) after elimination of intercompany transactions and balances. Subsidiaries are corporations or other legal entities controlled by the Bank. VIEs are described in Note 6. The Bank uses the purchase method to account for all business acquisitions.
When the Bank does not own all of the equity of the subsidiary, the minority shareholders’ interest is disclosed in the Consolidated Balance Sheet as non-controlling interest in subsidiaries and the income accruing to the minority interest holders, net of tax, is disclosed as a separate line item in the Consolidated Statement of Income.
The proportionate consolidation method is used to account for investments in which the Bank exercises joint control. Only the Bank’s specific pro-rata share of assets, liabilities, income, and expenses is consolidated.
Entities over which the Bank has significant influence are accounted for using the equity method of accounting. The Bank’s share of earnings, gains and losses realized on disposition, and write-downs to reflect other-than-temporary impairment in the value of such entities is reported in the Consolidated Statement of Income. The Bank’s equity share in TD Ameritrade’s earnings is reported on a one month lag basis.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions based on information available as at the date of the financial statements. Actual results could materially differ from those estimates. Loan losses, fair value of certain financial instruments, consolidation of VIEs, income taxes, securitizations, valuation of goodwill and other intangibles, pensions and post-retirement benefits, and contingent liabilities are areas where management makes significant estimates that are dependent on significant assumptions in determining the amounts to be recorded in the Consolidated Financial Statements.

TRANSLATION OF FOREIGN CURRENCIES
Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date and non-monetary assets and liabilities are translated at historical exchange rates. Foreign currency income and expenses are translated at average exchange rates prevailing throughout the year. Unrealized translation gains and losses and all realized gains and losses are included in non-interest income except for available-for-sale securities where unrealized translation gains and losses are recorded in other comprehensive income until the asset is sold or becomes impaired.
For self-sustaining foreign currency denominated operations, all assets and liabilities are translated at exchange rates in effect at the balance sheet date and all income and expenses are translated at average exchange rates for the year. Unrealized translation gains and losses relating to the Bank’s self-sustaining operations, net of any offsetting gains or losses arising from hedges of these positions, and applicable income taxes, are included in other comprehensive income. The accumulated translation gains or losses are included in non-interest income either on disposal of the investments or upon the reduction in the net investment as a result of capital transactions such as dividend distributions. The investment balance of a foreign entity accounted for by the equity method is translated into Canadian dollars, prior to the application of the equity method, with any exchange gains or losses recognized in non-interest income.

CASH AND DUE FROM BANKS
Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.

REVENUE RECOGNITION
Investment and securities services income include asset management fees, administration and commission fees, and investment banking fees. Asset management fees and administration and commission fees include income from investment management and related services, custody and institutional trust services and brokerage services, which are recognized as income over the period in which the related service is rendered. Investment banking fees including advisory fees, are recognized as income when earned, and underwriting fees, net of syndication expenses, are recognized as income when the Bank has rendered all services to the issuer and is entitled to collect the fee.
Card services income including interchange income from credit and debit cards and annual fees, are recognized as earned, except for annual fees, which are recognized over a 12-month period.
Service charges and trust fee income are recognized as earned.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS & NOTES	9

Revenue recognition policies related to financial instruments and insurance are described in the accounting policies below.

SPECIFIC ACCOUNTING POLICIES
To facilitate a better understanding of the Bank’s Consolidated Financial Statements, significant accounting policies are disclosed in the notes, where applicable, with related disclosures. A listing of all the notes is as follows:

Note	Topic	Page
2	Fair Value of Financial Instruments	11
3	Securities	19
4	Loans, Impaired Loans and Allowance for Credit Losses	23
5	Loan Securitizations	29
6	Variable Interest Entities	30
7	Derivatives	31
8	Acquisitions and Other	41
9	Goodwill and Other Intangibles	42
10	Land, Buildings, Equipment, and Other Depreciable Assets	43
11	Other Assets	43
12	Deposits	43
13	Other Liabilities	44
14	Subordinated Notes and Debentures	44
15	Liability for Preferred Shares	45
16	Capital Trust Securities	46
17	Non-Controlling Interests in Subsidiaries	49
18	Share Capital	49
19	Accumulated Other Comprehensive Income (Loss)	52
20	Trading-Related Income	52
21	Insurance	52
22	Stock-Based Compensation	53
23	Employee Future Benefits	54
24	Integration and Restructuring Costs	58
25	Income Taxes	59
26	Earnings Per Share	60
27	Segmented Information	62
28	Related-Party Transactions	64
29	Contingent Liabilities, Commitments, Guarantees, Pledged Assets, and Collateral	65
30	Interest Rate Risk	67
31	Credit Risk	69
32	Regulatory Capital	72
33	Risk Management	72
34	Transition to IFRS	72
35	Subsequent Event	80

CHANGES IN ACCOUNTING POLICIES

Financial Instruments - 2009 Amendments
Debt Securities Classified as Loans and Loans Classified as Trading
In August 2009, the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) amended CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement and CICA Handbook Section 3025, Impaired Loans (the 2009 Amendments). The 2009 Amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and it is not the Bank’s intent to sell the securities immediately or in the near term. Debt securities classified as loans are assessed for impairment using the incurred credit loss model of CICA Handbook Section 3025. Under this model, the carrying value of a loan is reduced to its estimated realizable amount when it is determined that it is impaired. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the 2009 Amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair value through the Consolidated Statement of Income when the impairment is considered to be other than temporary; however, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.
As a result of the 2009 Amendments, the Bank reclassified certain debt securities from available-for-sale to loans effective November 1, 2008 at their amortized cost as of that date. To be eligible for reclassification, the debt securities had to meet the amended definition of a loan on November 1, 2008. Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, they are accounted for at amortized cost using the effective interest rate method.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	10

In addition, the Bank also reclassified held-to-maturity securities that did not have a quoted price in an active market to loans as required by the 2009 Amendments. The securities were accounted for at amortized cost both before and after the reclassification.

The following table shows carrying values of the reclassified debt securities as at October 31, 2008 and November 1, 2008.

Debt Securities Reclassified to Loans
(millions of Canadian dollars)	Amount
Available-for-sale debt securities reclassified to loans1
Non-agency collateralized mortgage obligation portfolio	$8,435
Corporate and other debt	277
8,712
Held-to-maturity debt securities reclassified to loans
U.S. federal, state and municipal government and agencies debt	69
Other OECD government-guaranteed debt	459
Other debt securities	1,424
1,952
Total carrying value of debt securities reclassified to loans on October 31, 2008	10,664
Transition adjustment for change in measurement basis, pre tax2	895
Gross amount of debt securities classified as loans on November 1, 2008	11,559
Transition adjustment for recognition of a general allowance, pre tax3	(95)
Net carrying value of debt securities classified as loans on November 1, 2008	$11,464
1
Prior to the reclassification, the debt securities were accounted for at fair value with changes in fair value recorded in other comprehensive income. After the reclassification, the debt securities are accounted for at amortized cost.

2	$563 million after tax.
3	$59 million after tax.

In addition, the 2009 Amendments required loans for which the Bank has the intention to sell immediately or in the near term to be classified as trading. As a result, they are accounted for at fair value, with changes in fair value recorded in the Consolidated Statement of Income. Prior to the adoption of the 2009 Amendments, these loans were accounted for at amortized cost. These loans are recorded in residential mortgages and business and government loans on the Consolidated Balance Sheet. This change did not have a material impact on the financial position, cash flows, or earnings of the Bank.

Alignment of Reporting Period of U.S. Entities
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which currently operates as TD Bank, America’s Most Convenient Bank, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings of fiscal 2009, to align the reporting period of TD Bank, N.A. to that of the Bank’s reporting period. Accordingly, the results of TD Bank, N.A. for the twelve months ended October 31, 2011, 2010, and 2009 have been included with the results of the Bank for the twelve months ended October 31, 2011, 2010, and 2009. The one month impact of aligning the reporting period of U.S. entities has been included directly in retained earnings and not in the Consolidated Statement of Income.

FUTURE ACCOUNTING AND REPORTING CHANGES
Transition to International Financial Reporting Standards
The Bank, a publicly accountable entity, is transitioning from Canadian GAAP to International Financial Reporting Standards (IFRS), effective for interim and annual periods beginning in the first quarter of fiscal 2012. Please refer to Note 34 of the Consolidated Financial Statements for the IFRS opening Consolidated Balance Sheet as at November 1, 2010 (IFRS opening Consolidated Balance Sheet) and related disclosures including a summary of the Bank’s first-time adoption transition elections under IFRS 1 and other significant differences between Canadian GAAP and IFRS. These disclosures form the starting point for the Bank’s financial reporting under IFRS and have been provided to allow a better understanding of the expected effect on the consolidated financial statements as a result of the adoption of IFRS. The interim and annual fiscal 2012 Consolidated Financial Statements will also include fiscal 2011 comparatives, related transitional reconciliations and note disclosures.
IFRS uses a conceptual framework similar to Canadian GAAP; however, certain differences exist related to items such as recognition, measurement, and disclosure; certain of which may have a significant impact on the Bank’s accounting policies.

NOTE 2 FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments are carried on the balance sheet at their fair value. These financial instruments include securities and loans held in the trading portfolio, securities and loans designated as trading under the fair value option, securities classified as available-for-sale, derivative financial instruments, certain deposits classified as trading, and obligations related to securities sold short.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	11

DETERMINATION OF FAIR VALUE

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets, and is based on bid prices for financial assets, and offered prices for financial liabilities. When financial assets and liabilities have offsetting market risks, the Bank uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or offered price to the net open position, as appropriate. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. These techniques include comparisons with similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. For certain financial instruments, fair values may be determined in whole or in part by using valuation techniques, such as internally developed valuation models, which may incorporate non-observable market inputs.
   If there is a difference between the value based on a valuation technique which includes inputs from observable markets, and the initial transaction price, the difference is referred to as inception profit or loss, and is recognized into income upon initial recognition of the instrument. When an instrument is measured using a valuation technique that utilizes significant non-observable market inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized into income as non-observable inputs become observable.
   If the fair value of a financial asset measured at fair value becomes negative, it is recorded as a financial liability until either its fair value becomes positive, at which time it is recorded as a financial asset, or until it is extinguished.

VALUATION ADJUSTMENTS

The Bank recognizes various types of valuation adjustments to account for system limitations or measurement uncertainty in determining fair value when using valuation techniques. Valuation adjustments reflect the Bank’s assessment of factors that market participants would use in pricing the asset or liability. These include, but are not limited to, the unobservability of inputs used in the pricing model, or assumptions about risk, such as creditworthiness of each counterparty and risk premiums that market participants would require given the inherent risk in the pricing model.

METHODS AND ASSUMPTIONS
The Bank calculates fair values based on the following methods of valuation and assumptions:

Financial Instruments Whose Carrying Value Approximates Fair Value
For certain financial assets and financial liabilities that are short term in nature or contain variable rate features, fair value is based on the appropriate prevailing interest rates and/or credit curves. The fair value of cash and due from banks, interest-bearing deposits with banks, customers’ liability under acceptances, acceptances, securities purchased under reverse repurchase agreements, and obligations related to securities sold under repurchase agreements, are considered to approximate carrying value.

Government and Government-related Securities
The fair value of Canadian government debt securities is primarily based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government yield curves.
The fair value of U.S. federal and state government, as well as agency debt securities, is determined by reference to recent transaction prices, broker quotes or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include To Be Announced (TBA) market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted average maturity of the pool. U.S. municipal government securities are valued using inputs obtained from a widely accepted comprehensive U.S. municipal reference database, MuniView. Inputs include reported trades, material event notices, and new issuance data. Other inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.
The fair value of residential mortgage-backed securities is primarily determined using valuation techniques, such as the use of option-adjusted spread (OAS) models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves, and bid-ask spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality, liquidity and concentration.

Other Debt Securities
The fair value of corporate and other debt securities, including debt securities reclassified from trading, is primarily based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government yield curves, credit spreads, and trade execution data.
Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask spreads. The model also takes into account relevant data about the underlying collateral, such as weighted average terms to maturity and prepayment rate assumptions.

Equity Securities
The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, or there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities. If there are trading restrictions on the equity security held, a valuation adjustment is recorded against available prices to reflect the nature of the restriction.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	12

Retained Interests
The methods and assumptions used to determine fair value of retained interests are described in Note 5, Loan Securitizations.

Loans
The estimated fair value of loans carried at amortized cost, other than debt securities classified as loans, reflects changes in market price that have occurred since the loans were originated or purchased, including changes in the creditworthiness. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk. For floating rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, in the absence of deterioration in credit, fair value is assumed to approximate carrying value.
At initial recognition, debt securities classified as loans do not include debt securities with quoted prices in active markets. Similar to other debt securities not classified as loans, when quoted market prices are not readily available, fair value is based on quoted market prices of similar securities, other third-party evidence or by using a valuation technique that maximizes the use of observable market inputs. If quoted prices in active markets subsequently become available, these are used to determine fair value for debt securities classified as loans.
The fair value of loans carried at fair value, which includes trading loans and loans designated as trading under the fair value option, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers. The prices are corroborated as part of the Bank’s independent review process, which may include using valuation techniques or obtaining consensus or composite prices from pricing services.

Derivative Financial Instruments
The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of over-the-counter (OTC) derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate prevailing market rates and prices of underlying instruments with similar maturities and characteristics.
Prices derived by using models are recorded net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, recovery rates, volatilities, spot prices, and correlation.
A credit risk valuation adjustment (CRVA) is recorded against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfill its obligations under the transaction. In determining CRVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and the Bank itself, in assessing potential future amounts owed to, or by the Bank.
As at October 31, 2011, the CRVA recorded against the model value of OTC derivatives was $183 million (2010 - $178 million).
In the case of defaulted counterparties, a specific provision is established to recognize the estimated realizable value, net of collateral held, based on market pricing in effect at the time the default is recognized. In these instances, the estimated realizable value is measured by discounting the expected future cash flows at an appropriate effective interest rate immediately prior to impairment, after adjusting for the value of collateral.

Deposits
The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.
For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.
For trading deposits, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates.  The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.

Obligations Related to Securities Sold Short
The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

Subordinated Notes and Debentures
The fair values of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.

Liabilities for Preferred Shares and Capital Trust Securities
The fair values for preferred share liabilities and capital trust securities are based on quoted market prices of the same or similar financial instruments.

Management validates that the estimates of fair value are reasonable using a process of obtaining multiple quotes of external market prices and values of inputs. Management consistently applies valuation models and controls over a period of time in the valuation process. The valuations are also validated by past experience and through actual cash settlement under the contract terms.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	13

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities
(millions of Canadian dollars)		2011		2010
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Cash and due from banks	$3,096	$3,096	$2,574	$2,574
Interest-bearing deposits with banks	21,015	21,015	19,136	19,136
Trading securities1
Government and government-related securities	$29,880	$29,880	$23,921	$23,921
Other debt securities	10,045	10,045	9,206	9,206
Equity securities	27,065	27,065	24,978	24,978
Retained interests	1,289	1,289	1,437	1,437
Total trading securities	$68,279	$68,279	$59,542	$59,542
Available-for-sale securities
Government and government-related securities	$83,064	$83,064	$59,761	$59,761
Other debt securities	30,277	30,277	36,361	36,361
Equity securities	1,942	2,058	2,005	2,173
Debt securities reclassified from trading2	1,986	1,986	4,228	4,228
Total available-for-sale securities3	$117,269	$117,385	$102,355	$102,523
Held-to-maturity securities
Government and government-related securities	$6,488	$6,627	$9,119	$9,330
Other debt securities	502	510	596	607
Total held-to-maturity securities	$6,990	$7,137	$9,715	$9,937
Securities purchased under reverse repurchase agreements	$53,599	$53,599	$50,658	$50,658
Loans1	303,495	306,957	269,853	271,822
Customers’ liability under acceptances	7,815	7,815	7,757	7,757
Derivatives	60,420	60,420	51,675	51,675
Other assets	12,648	12,648	14,155	14,155

FINANCIAL LIABILITIES
Deposits	$451,501	$453,601	$406,980	$409,067
Trading deposits	29,613	29,613	22,991	22,991
Acceptances	7,815	7,815	7,757	7,757
Obligations related to securities sold short	24,434	24,434	23,695	23,695
Obligations related to securities sold under repurchase agreements	25,625	25,625	25,426	25,426
Derivatives	63,217	63,217	53,685	53,685
Other liabilities	16,158	16,158	15,905	15,905
Subordinated notes and debentures	11,670	12,526	12,506	13,529
Liability for preferred shares and capital trust securities	32	53	582	613
1	Trading securities and loans include securities and loans, respectively designated as trading under the fair value option.
2	Includes fair value of government and government-insured securities as at October 31, 2011, of nil (2010 - $18 million) and other debt securities of $1,986 million (2010 - $4,210 million).
3
As at October 31, 2011, certain securities in the available-for-sale portfolio with a carrying value of $1,742 million (2010 - $2,004 million) do not have quoted market prices and are carried at cost. The fair value of these certain securities was $1,858 million (2010 - $2,172 million) and is included in the table above.

Fair Value Hierarchy
CICA Handbook Section 3862 requires disclosure of a three-level hierarchy for fair value measurements based upon transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1: Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. treasury bills and other Canadian and U.S. government and agency mortgage-backed securities that are highly liquid and are actively traded in OTC markets.

Level 2: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Level 2 assets and liabilities generally include Canadian and U.S. government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities, certain derivative contracts, and certain trading deposits.

Level 3: Fair value is based on non-observable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially fair valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques. Level 3 assets and liabilities primarily include retained interests in loan securitizations and certain derivative contracts.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	14

The following table presents as at October 31, 2011 and 2010, the level within the fair value hierarchy for each of the financial assets and liabilities measured at fair value:

Fair Value Hierarchy for Financial Assets and Liabilities Measured at Fair Value
(millions of Canadian dollars)	2011				2010
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

FINANCIAL ASSETS
Trading securities1
Government and government-related securities
Canadian government debt
Federal	$2,755	$8,804	$-	$11,559	$2,625	$5,543	$-	$8,168
Provinces	1	3,379	5	3,385	-	3,213	14	3,227
U.S. federal, state, municipal governments, and agencies debt	2,210	5,411	-	7,621	765	6,546	37	7,348
Other OECD government guaranteed debt	-	4,809	-	4,809	-	4,102	-	4,102
Mortgage-backed securities - residential	-	1,428	-	1,428	-	1,076	-	1,076
Other debt securities
Canadian issuers	25	2,949	30	3,004	16	3,134	51	3,201
Other issuers	-	8,040	79	8,119	-	5,923	82	6,005
Equity securities
Preferred shares	31	-	-	31	27	-	-	27
Common shares	24,714	2,320	-	27,034	23,907	1,044	-	24,951
Retained interests	-	-	1,289	1,289	-	-	1,437	1,437
	$29,736	$37,140	$1,403	$68,279	$27,340	$30,581	$1,621	$59,542
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$8,052	$3,454	$-	$11,506	$10,850	$398	$-	$11,248
Provinces	-	369	-	369	-	388	-	388
U.S. federal, state, municipal governments, and agencies debt	-	28,271	-	28,271	-	10,792	-	10,792
Other OECD government guaranteed debt	-	13,430	-	13,430	-	11,140	-	11,140
Mortgage-backed securities - residential	-	29,363	-	29,363	-	25,862	-	25,862
Other debt securities
Asset-backed securities	-	22,947	-	22,947	-	20,161	-	20,161
Corporate and other debt	-	7,306	24	7,330	39	16,137	24	16,200
Equity securities
Preferred shares	95	-	-	95	105	-	-	105
Common shares	80	150	-	230	104	123	-	227
Debt securities reclassified from trading2	-	1,828	158	1,986	-	4,164	64	4,228
	$8,227	$107,118	$182	$115,527	$11,098	$89,165	$88	$100,351
Loans1	$-	$526	$11	$537	$-	$245	$28	$273
Derivatives
Interest rate contracts	$23	$35,832	$9	$35,864	$4	$27,469	$46	$27,519
Foreign exchange contracts	358	17,900	16	18,274	385	19,328	170	19,883
Credit contracts	-	130	21	151	-	167	21	188
Equity contracts	1	4,318	630	4,949	11	2,742	557	3,310
Commodity contracts	149	1,026	7	1,182	150	620	5	775
	$531	$59,206	$683	$60,420	$550	$50,326	$799	$51,675

FINANCIAL LIABILITIES
Trading deposits	$-	$28,533	$1,080	$29,613	$-	$21,881	$1,110	$22,991
Obligations related to securities sold short	12,945	11,487	2	24,434	10,846	12,819	30	23,695
Derivatives
Interest rate contracts	$19	$32,444	$119	$32,582	$3	$25,632	$122	$25,757
Foreign exchange contracts	318	23,521	14	23,853	452	22,814	85	23,351
Credit contracts	-	182	31	213	-	180	43	223
Equity contracts	-	4,516	973	5,489	-	2,721	922	3,643
Commodity contracts	114	958	8	1,080	71	630	10	711
	$451	$61,621	$1,145	$63,217	$526	$51,977	$1,182	$53,685
1	Trading securities and loans include securities and loans, respectively designated as trading under the fair value option.
2
Includes fair value of government and government-insured securities as at October 31, 2011 of nil (2010 - $18 million) and other debt securities as at October 31, 2011 of $1,986 million (2010 - $4,210 million).

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	15

There were no significant transfers between Level 1 and Level 2 during the years ended October 31, 2011 and 2010.

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the years ended October 31, 2011 and 2010.

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
		unrealized gains (losses)		Movements			Transfers			unrealized
	Fair value								Fair value	gains
	as at								as at	(losses) on
	Nov. 1,	Included	Included				Into	Out of	Oct. 31,	instruments
	2010	in income 1	in OCI	Purchases	Issuances	Other 2	Level 3	Level 3	2011	still held 3
FINANCIAL ASSETS
Trading securities
Government and
government-related
securities
Canadian government debt
Federal	$-	$-	$-	$15	$-	$(15)	$-	$-	$-	$(1)
Provinces	14	1	-	45	-	(55)	-	-	5	(1)
U.S. federal, state, municipal
governments, and
agencies debt	37	-	-	-	-	(37)	-	-	-	-
Other OECD government
guaranteed debt	-	-	-	-	-	-	-	-	-	-
Other debt securities
Canadian issuers	51	3	-	85	-	(111)	16	(14)	30	(5)
Other issuers	82	15	-	557	-	(454)	92	(213)	79	(11)
Equity securities
Preferred shares	-	-	-	34	-	(34)	-	-	-	-
Common shares	-	-	-	12	-	(12)	-	-	-	(2)
Retained interests	1,437	178	-	-	571	(897)	-	-	1,289	80
	$1,621	$197	$-	$748	$571	$(1,615)	$108	$(227)	$1,403	$60
Available-for-sale securities
Other debt securities
Corporate and other debt	$24	$-	$1	$66	$-	$(69)	$2	$-	$24	$1
Debt securities reclassified
from trading	64	6	(11)	-	-	(1)	100	-	158	(4)
	$88	$6	$(10)	$66	$-	$(70)	$102	$-	$182	$(3)
Loans4	$28	$19	$-	$3	$-	$(27)	$8	$(20)	$11	$3

FINANCIAL LIABILITIES
Trading deposits	$1,110	$20	$-	$-	$467	$(517)	$-	$-	$1,080	$19
Obligations related to
securities sold short	30	(1)	-	(42)	-	36	6	(27)	2	1
Derivatives5	$383	$139	$-	$(749)	$291	$398	$-	$-	$462	$168
1	Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.
4	Includes trading loans.
5
Consists of derivative assets of $683 million (2010 – $799 million) and derivative liabilities of $1,145 million (2010 – $1,182 million), both of which are measured using significant level 3 inputs, as at October 31, 2011, which have been netted on this table for presentation purposes only.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	16

Reconciliation of Changes in Fair Value for Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
		unrealized gains (losses)				Movements		Transfers		unrealized
	Fair value								Fair value	gains
	as at								as at	(losses) on
	Nov. 1,	Included	Included				Into	Out of	Oct. 31,	instruments
	2009	in income 1	in OCI	Purchases	Issuances	Other 2	Level 3	Level 3	2010	still held 3
FINANCIAL ASSETS
Trading securities
Government and
government-related
securities
Canadian government debt
Federal	$15	$-	$-	$-	$-	$(15)	$-	$-	$-	$-
Provinces	4	1	-	12	-	(23)	26	(6)	14	-
U.S. federal, state, municipal
governments, and
agencies debt	39	6	-	-	-	(8)	-	-	37	2
Other OECD government
guaranteed debt	4	1	-	6	-	(2)	-	(9)	-	-
Other debt securities
Canadian issuers	48	3	-	82	-	(110)	62	(34)	51	1
Other issuers	312	19	-	432	-	(554)	123	(250)	82	-
Equity securities
Common shares	1	-	-	1	-	(2)	-	-	-	-
Retained interests	1,339	173	-	-	669	(744)	-	-	1,437	99
	$1,762	$203	$-	$533	$669	$(1,458)	$211	$(299)	$1,621	$102
Available-for-sale securities
Other debt securities
Corporate and other debt	$-	$-	$(9)	$-	$-	$-	$33	$-	$24	$(9)
Debt securities reclassified
from trading	168	9	(3)	-	-	(20)	-	(90)	64	2
	$168	$9	$(12)	$-	$-	$(20)	$33	$(90)	$88	$(7)
Loans4	$22	$3	$-	$8	$-	$(7)	$3	$(1)	$28	$5

FINANCIAL LIABILITIES
Trading deposits	$940	$52	$-	$-	$405	$(287)	$-	$-	$1,110	$69
Obligations related to
securities sold short	8	2	-	(13)	-	11	28	(6)	30	2
Derivatives5	531	(35)	-	(122)	255	(241)	(3)	(2)	383	33
1	Gains (losses) on financial assets and liabilities included in income are recorded in net securities gains (losses), trading income (loss), and other income on the Consolidated Statement of Income.
2	Consists of sales and settlements.
3	Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.
4	Includes trading loans.
5
Consists of derivative assets of $683 million (2010 - $799 million) and derivative liabilities of $1,145 million (2010 - $1,182 million), both of which are measured using significant level 3 inputs, as at October 31, 2011, which have been netted on this table for presentation purposes only.

Significant transfers into and out of Level 3 reflected in the tables above, occur mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs or broker-dealer quotes, is now determined using valuation techniques with significant non-observable market inputs or broker-dealer quotes.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	17

The following table summarizes the potential effect of using reasonable possible alternative assumptions for financial assets and financial liabilities held, as at October 31, 2011 and 2010, that are classified in Level 3 of the fair value hierarchy. The Bank used the following approach to develop the sensitivity analysis assumptions for Level 3 financial assets and financial liabilities:  For interest rate derivatives, the sensitivity is calculated by shocking the volatility of unobservable spreads. For credit derivatives, unobservable credit spreads are shocked using assumptions derived from the underlying bond position credit spreads. For equity derivatives, the sensitivity is calculated by shocking volatility, dividends, correlation, or the price of the underlying equity instrument. For retained interests, the sensitivity analysis is described in more detail in Note 5, and is calculated by changing the estimates of prepayment rates.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)		2011		2010
	Impact to net assets		Impact to net assets
	Decrease in	Increase in	Decrease in	Increase in
	fair value	fair value	fair value	fair value

FINANCIAL ASSETS
Trading securities
Government and government related securities
Canadian government debt
Federal	$-	$-	$-	$-
Provinces	-	-	-	-
U.S. federal, state, municipal governments, and agencies debt	-	-	1	1
Other OECD government guaranteed debt	-	-	-	-
Other debt securities
Canadian issuers	-	-	1	1
Other issuers	1	1	-	-
Equity securities
Common shares	-	-	-	-
Retained interests	45	47	52	54
Total trading securities	46	48	54	56
Available-for-sale securities
Government and government related securities
U.S. federal, state, municipal governments, and agencies debt	-	-	-	-
Debt securities reclassified from trading	4	4	1	1
Total available for sale securities	4	4	1	1
Loans	-	-	2	2
Derivatives	12	24	3	25

FINANCIAL LIABILITIES
Trading deposits	3	6	3	2
Obligations related to securities sold short	-	-	1	1
Derivatives	58	36	49	24
Total	$123	$118	$113	$111

A Level 3 financial asset or liability is first recognized at its transaction price. The difference between the transaction price at initial recognition and the value determined at that date using a valuation technique is not recognized in income until the non-observable inputs used to value these instruments become observable. The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with significant non-observable market inputs.

(millions of Canadian dollars)	2011	2010
Balance at beginning of year	$12	$19
New transactions	19	11
Recognized in the Consolidated Statement of Income during the year	(7)	(18)
Balance at end of year	$24	$12

FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION
Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out below, and the asset or liability is so designated by the Bank on initial recognition. Financial instruments designated as trading under the fair value option and related interest and dividend income are accounted for on the same basis as securities classified as trading.
The Bank may designate financial assets and financial liabilities as trading when the designation:
(i)
eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognizing gains and losses on them, on different bases; or

(ii)
applies to groups of financial assets, financial liabilities or combinations thereof that are managed, and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and where information about the groups of financial instruments is reported to management on that basis.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	18

SECURITIES DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION

Certain securities that support insurance reserves within certain of the Bank’s insurance subsidiaries have been designated as trading under the fair value option. The actuarial valuation of the insurance reserve is based on a discount factor using the market yield of the assets supporting the insurance reserve. By designating the securities as trading under the fair value option, the unrealized gain or loss on the securities is recognized in the Consolidated Statement of Income in the same period as the loss or income resulting from changes to the discount rate used to value the insurance reserves.
In addition, certain government and government insured securities have been combined with derivatives to form economic hedging relationships. These securities are being held as part of the Bank’s overall interest rate risk management strategy and have been designated as trading under the fair value option. The derivatives are carried at fair value, with the change in fair value recognized in the Consolidated Statement of Income.
The total fair value of these securities designated as trading under the fair value option was $2,980 million as at October 31, 2011 (2010 - $2,983 million). These securities are recorded in trading securities on the Consolidated Balance Sheet.

BUSINESS AND GOVERNMENT LOANS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION
Certain business and government loans held within a trading portfolio or economically hedged with derivatives, are designated as trading under the fair value option if the criteria described above are met. The method of determining fair value of these loans is described earlier in the Note.
The total fair value of these loans was $14 million as at October 31, 2011 (2010 - $85 million) which represents their maximum credit exposure. These loans are recorded in business and government loans on the Consolidated Balance Sheet.
These loans are managed as part of a trading portfolio with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives. The Bank also uses other instruments within this trading portfolio to hedge its total maximum exposure to loss. At October 31, 2011, the cumulative change in fair value of these loans attributable to changes in credit risk was $9 million (2010 - nil), calculated by determining the changes in credit spread implicit in the fair value of the loans.

INCOME (LOSS) FROM FINANCIAL INSTRUMENTS DESIGNATED AS TRADING UNDER THE FAIR VALUE OPTION
During the year ended October 31, 2011, income (loss) representing net changes in the fair value of financial assets designated as trading under the fair value option was $0.03 million (2010 - $37 million; 2009 - $256 million). Income (loss) from financial instruments designated as trading under the fair value option is included in other income. This income (loss) is primarily offset by the changes in the fair value of derivatives used to economically hedge these assets and is recorded in other income (loss).

NOTE 3 SECURITIES

SECURITIES
The Bank classifies securities pursuant to the requirements of CICA Handbook Section 3855 as trading (including those designated as trading under the fair value option, described in Note 2), available-for-sale, or held-to-maturity. Debt securities classified as loans are discussed in Note 4.

Trading
Securities purchased with the intention of generating profits in the near term are recorded on a trade date basis and are classified as trading. Transaction costs are expensed as incurred. These securities are accounted for at fair value with the change in fair value as well as any gains or losses realized on disposal recognized in trading income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis. Both are included in interest income.

Available-for-Sale
Securities classified as available-for-sale are recorded on a trade date basis and are carried at fair value with changes in fair value recorded in other comprehensive income. Equity securities that are classified as available-for-sale and do not have quoted market prices are recorded at cost. Gains and losses realized on disposal of available-for-sale securities are calculated on an average cost basis and are recognized in net securities gains (losses) in non-interest income. Dividends are recognized on the ex-dividend date and interest income is recognized on an accrual basis using the effective interest rate method. Both are included in interest income.

Held-to-Maturity
Securities with a fixed maturity date that the Bank intends and has the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost. Interest income is recognized using the effective interest rate method.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	19

IMPAIRMENT OF AVAILABLE-FOR-SALE SECURITIES
Available-for-sale securities are written down to fair value through net securities gains (losses) in non-interest income whenever it is necessary to reflect other-than-temporary impairment. In the case of debt securities classified as available-for-sale, a subsequent increase in the fair value that can be objectively related to an event that occurred after the impairment was recognized will result in a reversal of the impairment loss.

IMPAIRMENT OF HELD-TO-MATURITY SECURITIES
For held-to-maturity securities, an impairment loss is recognized when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the security to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. The impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

2008 RECLASSIFICATION OF CERTAIN DEBT SECURITIES
During 2008, the Bank changed its trading strategy with respect to certain trading debt securities as a result of deterioration in markets and severe dislocation in the credit market. These debt securities were previously recorded at fair value with changes in fair value, as well as any gains or losses realized on disposal, recognized in trading income. Since the Bank no longer intended to actively trade in these debt securities, the Bank reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008.
On August 1, 2008, the fair value of debt securities reclassified from trading to available-for-sale was $6,979 million. In addition, on the date of reclassification, these debt securities had a weighted-average effective interest rate of 6.99% with expected recoverable cash flows, on an undiscounted basis, of $9,732 million. The fair value of the reclassified debt securities was $1,986 million as at October 31, 2011 (October 31, 2010 - $4,228 million). During the year ended October 31, 2011, net interest income of $183 million after tax (2010 - $262 million after tax; 2009 -$378 million after tax) was recorded relating to the reclassified debt securities. The decrease in fair value of these securities during the year ended October 31, 2011 of $229 million after tax (October 31, 2010 - increase of $108 million after tax) was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an decrease in net income of $229 million after tax in the year ended October 31, 2011 (2010 - increase of $108 million after tax; 2009 - increase of $687 million after tax). During the year ended October 31, 2011, reclassified debt securities with a fair value of $2,162 million (2010 - $1,594 million) were sold or matured, and $69 million after tax (2010 - $22 million after tax; 2009 - ($72) million after tax) was recorded in securities gains (losses) during the corresponding period.

SECURITIES PURCHASED UNDER REVERSE REPURCHASE AGREEMENTS, SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, SECURITY BORROWING AND LENDING
Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, monitors its market value relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the financing agreement provides the Bank with the right to liquidate collateral held and offset the proceeds against the amount owing from the counterparty.
Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements are treated as collateralized borrowing transactions.
Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are carried at amortized cost and recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Interest earned on reverse repurchase agreements, and interest incurred on repurchase agreements is determined using the effective interest rate method and is included in interest income and interest expense, respectively, on the Consolidated Statement of Income.
In security lending transactions the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash on the Consolidated Balance Sheet as an obligation related to securities sold under repurchase agreements. If securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.
In securities borrowing transactions the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank’s Consolidated Balance Sheet. Where securities are pledged as collateral, security lending income and security borrowing fees are recorded in non-interest income in the Consolidated Statement of Income. Where cash is pledged as collateral, interest incurred or received is determined using the effective interest rate method and is included in interest income and interest expense, respectively, in the Consolidated Statement of Income.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	20

The remaining terms to contractual maturities of the securities held by the Bank are as follows:

Securities Maturity Schedule
(millions of Canadian dollars)	Remaining terms to maturities1
		Over 1	Over 3	Over 5		With no
	Within	year to	years to	years to	Over 10	specific	2011	2010
	1 year	3 years	5 years	10 years	years	maturity	Total	Total

Trading securities2
Government and government-related securities
Canadian government debt
Federal	$5,728	$2,092	$1,149	$2,079	$511	$-	$11,559	$8,168
Provinces	626	604	401	1,291	463	-	3,385	3,227
U.S. federal, state, municipal governments, and
agencies debt	2,724	3,182	567	176	972	-	7,621	7,348
Other OECD government guaranteed debt	4,587	507	373	341	79	-	5,887	4,102
Mortgage-backed securities - residential	49	863	484	32	-	-	1,428	1,076
	13,714	7,248	2,974	3,919	2,025	-	29,880	23,921
Other debt securities
Canadian issuers	941	680	575	724	74	-	2,994	3,201
Other issuers	3,471	1,764	1,003	599	214	-	7,051	6,005
	4,412	2,444	1,578	1,323	288	-	10,045	9,206
Equity securities
Preferred shares	-	-	-	-	-	31	31	27
Common shares	-	-	-	-	-	27,034	27,034	24,951
	-	-	-	-	-	27,065	27,065	24,978
Retained interests	74	630	400	33	32	120	1,289	1,437
Total trading securities	$18,200	$10,322	$4,952	$5,275	$2,345	$27,185	$68,279	$59,542

Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$8,192	$2,936	$86	$266	$26	$-	$11,506	$11,248
Provinces	18	145	100	98	8	-	369	388
U.S. federal, state, municipal governments, and
agencies debt	8,076	1,855	987	6,887	10,591	-	28,396	11,115
Other OECD government guaranteed debt	4,533	6,568	2,242	87	-	-	13,430	11,148
Mortgage-backed securities - residential	1,718	12,186	15,229	10	-	-	29,143	25,862
Mortgage-backed securities - commercial	-	220	-	-	-	-	220	-
	22,537	23,910	18,644	7,348	10,625	-	83,064	59,761
Other debt securities
Asset-backed securities	16	6,932	6,550	3,269	6,180	-	22,947	20,161
Non-agency CMO	-	-	-	-	249	-	249	-
Corporate and other debt	316	3,756	2,352	606	51	-	7,081	16,200
	332	10,688	8,902	3,875	6,480	-	30,277	36,361
Debt securities reclassified from trading	275	606	470	329	306	-	1,986	4,228
Equity securities
Preferred shares	-	-	-	-	-	288	288	320
Common shares	-	-	-	-	-	1,654	1,654	1,685
	-	-	-	-	-	1,942	1,942	2,005
Total available-for-sale securities	$23,144	$35,204	$28,016	$11,552	$17,411	$1,942	$117,269	$102,355

Held-to-maturity securities
Government and government-related securities
Canadian government debt
Federal	$87	$-	$-	$-	$-	$-	$87	$422
U.S. federal, state, municipal governments, and
agencies debt	-	-	-	-	-	-	-	127
Other OECD government guaranteed debt	1,558	3,407	1,436	-	-	-	6,401	8,570
	1,645	3,407	1,436	-	-	-	6,488	9,119
Other debt securities
Other issuers	187	305	10	-	-	-	502	596
	187	305	10	-	-	-	502	596
Total held-to-maturity securities	$1,832	$3,712	$1,446	$-	$-	$-	$6,990	$9,715
Total securities	$43,176	$49,238	$34,414	$16,827	$19,756	$29,127	$192,538	$171,612
1	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
2	Trading securities include securities designated as trading under the fair value option.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	21

Unrealized Securities Gains and Losses
(millions of Canadian dollars)				2011				2010
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	$11,473	$36	$3	$11,506	$11,232	$19	$3	$11,248
Provinces	350	19	-	369	370	18	-	388
U.S. federal, state, municipal governments, and
agencies debt	28,004	443	51	28,396	10,944	200	29	11,115
Other OECD government guaranteed debt	13,257	179	6	13,430	10,986	170	8	11,148
Mortgage-backed securities - residential	28,765	562	184	29,143	25,405	568	111	25,862
Mortgage-backed securities - commercial	221	-	1	220	-	-	-	-
	82,070	1,239	245	83,064	58,937	975	151	59,761
Other debt securities
Asset-backed securities	22,516	504	73	22,947	19,623	554	16	20,161
Non-agency collateralized mortgage obligation portfolio	249	-	-	249	-	-	-	-
Corporate and other debt	6,975	193	87	7,081	15,880	344	24	16,200
	29,740	697	160	30,277	35,503	898	40	36,361
Debt securities reclassified from trading1	1,913	130	57	1,986	3,928	331	31	4,228
Equity securities
Preferred shares	298	20	15	303	326	33	12	347
Common shares	1,592	181	18	1,755	1,609	235	18	1,826
	1,890	201	33	2,058	1,935	268	30	2,173
Total available-for-sale securities2	$115,613	$2,267	$495	$117,385	$100,303	$2,472	$252	$102,523

Held-to-maturity securities
Government and government-related securities
Canadian government debt
Federal	$87	$-	$-	$87	$422	$-	$-	$422
U.S. federal, state, municipal governments, and
agencies debt	-	-	-	-	127	-	-	127
Other OECD government guaranteed debt	6,401	140	1	6,540	8,570	219	8	8,781
	6,488	140	1	6,627	9,119	219	8	9,330
Other debt securities
Other issuers	502	8	-	510	596	11	-	607
	502	8	-	510	596	11	-	607
Total held-to-maturity securities	$6,990	$148	$1	$7,137	$9,715	$230	$8	$9,937
Total securities	$122,603	$2,415	$496	$124,522	$110,018	$2,702	$260	$112,460
1
Includes fair value of government and government-insured securities as at October 31, 2011 of nil (October 31, 2010 - $18 million) and other debt securities as at October 31, 2011 of $1,986 million (October 31, 2010 - $4,210 million).

2
As at October 31, 2011, certain securities in the available-for-sale portfolio with a carrying value of $1,742 million (2010 - $2,004 million) do not have quoted market prices and are carried at cost. The fair value of these securities was $1,858 million (2010 - $2,172 million) and is included in the table above.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	22

In the following table, unrealized losses for available-for-sale securities are categorized as “12 months or longer” if for each of the consecutive 12 months preceding October 31, 2011, the fair value of the securities was less than the amortized cost. If not, they have been categorized as “Less than 12 months”. None of these unrealized loss positions are considered to reflect other-than-temporary impairment.

Unrealized Loss Positions for Available-for-Sale Securities
(millions of Canadian dollars)						2011
	Less than 12 months		12 months or longer		Total
		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized
Available-for-sale securities	value	losses	value	losses	value	losses
Government and government-related securities
Canadian government debt - federal	$-	$-	$1,479	$3	$1,479	$3
U.S. federal, state and municipal governments	3,771	46	582	5	4,353	51
Other OECD government-guaranteed debt	1,029	6	-	-	1,029	6
Mortgage-backed securities - residential	5,798	168	2,928	16	8,726	184
Mortgage-backed securities - commercial	220	1	-	-	220	1

	10,818	221	4,989	24	15,807	245
Other debt securities
Asset-backed securities	5,256	56	1,275	17	6,531	73
Corporate and other debt	2,565	73	191	14	2,756	87
	7,821	129	1,466	31	9,287	160
Debt securities reclassified from trading	60	4	173	53	233	57
Equity securities
Preferred shares	89	15	-	-	89	15
Common shares	31	8	37	10	68	18
	120	23	37	10	157	33
Total	$18,819	$377	$6,665	$118	$25,484	$495

Net Securities Gains (Losses)
(millions of Canadian dollars)	2011	2010	2009
Net realized gains (losses)
Available-for-sale securities	$417	$134	$(111)
Held-to-maturity securities	(1)	(8)	-
Write-downs
Available-for-sale securities1	(23)	(51)	(326)
Total	$393	$75	$(437)
1
Included in the impairment losses on available-for-sale securities there were no losses for the year ended October 31, 2011, (2010 - $14 million; 2009 - $88 million) which related to debt securities in the reclassified portfolio as described in ‘2008 Reclassification of Certain Debt Securities’ above. In 2010 and 2009, these losses were primarily offset by gains on credit protection held which were recorded in other income.

NOTE 4 LOANS, IMPAIRED LOANS AND ALLOWANCE FOR CREDIT LOSSES

LOANS
Loans are non-derivative financial assets with fixed or determinable payments that the Bank does not intend to sell immediately or in the near term and that are not quoted in an active market. Loans are accounted for at amortized cost, net of an allowance for loan losses and net of unearned income, which includes prepaid interest, loan origination fees, commitment fees, loan syndication fees, and unamortized discounts.
Interest income is recorded using the effective interest rate method. Loan origination fees are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan to maintain a constant effective yield.
Commitment fees are recognized in other income over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in other income upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment to interest income over the term of the loan.

ACCEPTANCES
Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis.
The potential liability of the Bank under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank’s recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.

IMPAIRED LOANS
An impaired loan is any loan when there is objective evidence that there has been a deterioration of credit quality subsequent to the initial recognition of the loan to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of the principal and interest. In addition, loans where a payment is contractually past due for 90 days are generally classified as impaired.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	23

Acquired credit-impaired (ACI) loans are reported separately from impaired loans as they exhibited impairment at the date of acquisition and are accounted for based on the present value of expected cash flows on the date of acquisition and subsequent to acquisition.
As at October 31, 2011, impaired loans excludes $1.6 billion (2010 - $1.2 billion) of gross impaired debt securities classified as loans as subsequent to any recorded impairment, interest income continues to be recognized using the effective interest rate which was used to discount the future cash flows for the purpose of measuring the credit loss.
For loans other than ACI loans and debt securities classified as loans, interest on impaired loans subsequently received is recorded initially to recover principal, any previous write-offs or provisions, and collection costs. Any amounts remaining are then recorded as interest income. A loan will be reclassified back to performing status when it has been determined that there is reasonable assurance of full and timely repayment of interest and principal in accordance with the original or revised contractual conditions of the loan and all criteria for the impaired classification have been rectified.
The impact on net interest income due to impaired loans is as follows:

Impact on Net Interest Income due to Impaired Loans
(millions of Canadian dollars)	2011	2010	2009
Net interest income recognized on impaired debt securities classified as loans	$(205)	$(53)	$(2)
Reduction in net interest income due to impaired loans	98	106	96
Recoveries	(11)	(4)	(3)
Total	$(118)	$49	$91

ALLOWANCE FOR CREDIT LOSSES
The Bank maintains an allowance, consisting of general and specific allowances, which it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Consolidated Balance Sheet. The allowance for loan losses, which includes allowance for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and debt securities classified as loans, is deducted from the loans on the Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit and undrawn lines of credit, is recorded in “Other liabilities” on the Consolidated Balance Sheet. The allowance for credit losses for loans and for off-balance sheet exposures are calculated using the same methodology.
The Bank establishes specific allowances for impaired loans when the estimated realizable value of a loan is less than its recorded value. Credit losses on impaired loans continue to be recognized by means of a specific allowance until a loan is written off. Loans are written off once there is no realistic prospect of further recovery.
For debt securities classified as loans and large and medium-sized business and government loans, specific allowances are established on an individual loan basis to reduce the carrying value of the loan to its estimated realizable value. The estimated realizable value is measured by discounting expected future cash flows at the original effective interest rate inherent in the loan. For all secured loans, expected future cash flows include consideration of amounts to be received through the realization of collateral based on an assessment of the value of the collateral completed when the loan is determined to be impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of the collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received. For personal and small business loans and credit card loans, specific allowances are calculated using a formula that incorporates recent loss experience, historical default rates, and the type of collateral pledged.
A general allowance is established to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans not yet specifically identified as impaired. The loans are grouped according to similar credit risk characteristics and the level of the general allowance for each group depends upon an assessment of business and economic conditions, historical and expected loss experience, loan portfolio composition, and other relevant indicators. General allowances are computed using credit risk models that consider probability of default (loss frequency), loss given default (loss severity), and exposure at default. The general allowance, reviewed quarterly, reflects management's judgment of model and estimation risks as well as economic and credit market conditions.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	24

Loans, Impaired Loans and Allowance for Credit Losses
(millions of Canadian dollars)								2011
	Gross Loans
	Neither						Total
	past due	Past due					allowance
	nor	but not			Specific	General	for loan	Net
	impaired	impaired	Impaired	Total	allowance	allowance	losses	loans
Residential mortgages1,2	$84,241	$1,340	$509	$86,090	$32	$28	$60	$86,030
Consumer instalment and other personal3	103,416	5,468	398	109,282	113	367	480	108,802
Credit card	8,383	518	85	8,986	64	244	308	8,678
Business and government1,2	86,798	1,377	1,204	89,379	220	857	1,077	88,302
	$282,838	$8,703	$2,196	293,737	429	1,496	1,925	291,812
Debt securities classified as loans				6,511	179	149	328	6,183
Acquired credit-impaired loans4				5,560	60	-	60	5,500
Total				$305,808	$668	$1,645	$2,313	$303,495

								2010
Residential mortgages1,2	$68,907	$1,301	$459	$70,667	$31	$32	$63	$70,604
Consumer instalment and other personal3	94,020	5,702	326	100,048	117	361	478	99,570
Credit card	8,252	532	86	8,870	66	226	292	8,578
Business and government1,2	74,661	1,903	1,382	77,946	323	850	1,173	76,773
	$245,840	$9,438	$2,253	257,531	537	1,469	2,006	255,525
Debt securities classified as loans				7,591	140	163	303	7,288
Acquired credit-impaired loans4				7,040	-	-	-	7,040
Total				$272,162	$677	$1,632	$2,309	$269,853

							2011	2010
Average gross impaired loans during the year5							$2,197	$2,229
1
Includes trading loans that the Bank intends to sell immediately or in the near term with a fair value of $253 million (2010 - $188 million) and amortized cost of $253 million (2010 - $188 million), and loans designated as trading under the fair value option of $14 million (2010 - $85 million) and amortized cost of $5 million (2010 - $86 million). No allowance is recorded for trading loans or loans designated as trading under the fair value option.

2	Includes Canadian government-insured mortgages of $52,231 million as at October 31, 2011 (2010 - $47,886 million).
3	Includes Canadian government-insured real estate personal loans of $31,667 million as at October 31, 2011 (2010 - $32,483 million).
4
In 2011, the FDIC indemnification assets were reclassified from loans to other assets on the Consolidated Balance Sheet on a retroactive basis. The balance of these indemnification assets as at October 31, 2011 was $86 million (October 31, 2010 - $167 million).

5	Excludes acquired credit-impaired loans and debt securities classified as loans.

Foreclosed assets are non-financial assets repossessed where the Bank gains title, ownership and possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. In order to determine the carrying value of foreclosed assets, the Bank predominantly relies on third-party appraisals. Foreclosed assets held for sale were $186 million as at October 31, 2011 (2010 - $158 million). The gross carrying value of non-financial assets repossessed during the year was not material. Financial assets repossessed, such as cash and bonds, are used in the Bank’s daily trading and lending activities and are not differentiated from other financial assets in the portfolios.
The carrying value of loans renegotiated during the year ended October 31, 2011, that would otherwise have been impaired, was $82 million (2010 - $78 million).

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	25

The change in the Bank’s allowance for credit and loan losses as at October 31, 2011 and October 31, 2010 is shown in the following table.

Allowance for Credit Losses
(millions of Canadian dollars)						2011
					Foreign
	At	Provision			exchange	Balance
	beginning	for credit			and other	as at
	of year	losses	Write-offs	Recoveries	adjustments	Oct. 31
Specific allowance
Residential mortgages	$31	$28	$(41)	$4	$10	$32
Consumer instalment and other personal	117	581	(694)	69	40	113
Credit card	66	370	(419)	43	4	64
Business and government	323	285	(475)	51	38	222
Debt securities classified as loans	140	85	(48)	-	2	179
Acquired credit-impaired loans1,2	-	81	(39)	-	18	60
Total specific allowance	677	1,430	(1,716)	167	112	670
General allowance
Residential mortgages	35	(4)	-	-	(1)	30
Consumer instalment and other personal	409	(2)	-	-	(2)	405
Credit card	292	20	-	-	-	312
Business and government	1,011	31	-	-	(12)	1,030
Debt securities classified as loans	163	(10)	-	-	(4)	149
Total general allowance	1,910	35	-	-	(19)	1,926
Allowance for credit losses
Residential mortgages	66	24	(41)	4	9	62
Consumer instalment and other personal	526	579	(694)	69	38	518
Credit card	358	390	(419)	43	4	376
Business and government	1,334	316	(475)	51	26	1,252
Debt securities classified as loans	303	75	(48)	-	(2)	328
Acquired credit-impaired loans1,2	-	81	(39)	-	18	60
Total allowance for credit losses	$2,587	$1,465	$(1,716)	$167	$93	$2,596
Less: Allowance for off-balance sheet instruments	278	3	-	-	2	283
Allowance for loan losses	$2,309	$1,462	$(1,716)	$167	$91	$2,313
						2010
Specific allowance
Residential mortgages	$34	$25	$(35)	$3	$4	$31
Consumer instalment and other personal	112	669	(762)	74	24	117
Credit card	71	410	(457)	39	3	66
Business and government	296	494	(512)	24	21	323
Debt securities classified as loans	45	128	(24)	-	(9)	140
Acquired credit-impaired loans1,2	-	-	-	-	-	-
Total specific allowance	558	1,726	(1,790)	140	43	677
General allowance
Residential mortgages	18	17	-	-	-	35
Consumer instalment and other personal	424	(9)	-	-	(6)	409
Credit card	302	(2)	-	-	(8)	292
Business and government	1,060	(10)	-	-	(39)	1,011
Debt securities classified as loans	277	(97)	-	-	(17)	163
Total general allowance	2,081	(101)	-	-	(70)	1,910
Allowance for credit losses
Residential mortgages	52	42	(35)	3	4	66
Consumer instalment and other personal	536	660	(762)	74	18	526
Credit card	373	408	(457)	39	(5)	358
Business and government	1,356	484	(512)	24	(18)	1,334
Debt securities classified as loans	322	31	(24)	-	(26)	303
Acquired credit-impaired loans1,2	-	-	-	-	-	-
Total allowance for credit losses	$2,639	$1,625	$(1,790)	$140	$(27)	$2,587
Less: Allowance for off-balance sheet instruments	271	11	-	-	(4)	278
Allowance for loan losses	$2,368	$1,614	$(1,790)	$140	$(23)	$2,309
1	Includes all FDIC covered loans and other acquired credit-impaired loans.
2	Other adjustments are required as a result of the accounting for FDIC covered loans. For additional information, see “Covered Loan” section in this Note.

Loans Past Due but not Impaired
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	26

The following table summarizes loans that are past due but not impaired as at October 31, 2011 and 2010, and generally, these amounts exclude loans that fall within the allowed grace period. Although U.S. Personal and Commercial Banking may grant a grace period of up to 15 days, there were $1.3 billion as at October 31, 2011 (2010 - $1.3 billion), of U.S. Personal and Commercial Banking loans that were past due up to 15 days that are included in the 1-30 days category in the following table.

Loans Past Due but not Impaired1
(millions of Canadian dollars)				2011				2010
	1 to 30	31 to 60	61 to 89		1 to 30	31 to 60	61 to 89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$758	$465	$117	$1,340	$830	$377	$94	$1,301
Consumer instalment and other personal	4,583	724	161	5,468	4,753	777	172	5,702
Credit card	395	78	45	518	405	81	46	532
Business and government	1,082	211	84	1,377	1,312	455	136	1,903
Total	$6,818	$1,478	$407	$8,703	$7,300	$1,690	$448	$9,438
1	Excludes all acquired credit-impaired loans.

Collateral
As at October 31, 2011, the fair value of financial collateral held against loans that were past due but not impaired was $113 million (2010 - $22 million). In addition, the Bank also holds non-financial collateral as security for loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. For impaired loans, an assessment of the collateral is taken into consideration when estimating the net realizable amount of the loan.

ACQUIRED LOANS
All acquired loans are initially measured at their fair value which reflects incurred credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan’s interest rate in comparison to then current market rates. As a result, no allowance for credit losses is recorded on the date of acquisition. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are considered to be ACI loans; these loans and their associated accounting are described in the following section below.
Acquired loans for which incurred loss is not present at the acquisition date, are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium is considered to be an adjustment to the loan yield and are recognized in interest income over the term of the loan using the effective interest rate method.  These loans are not presented separate and apart from the Bank’s originated loan portfolios and are subject to assessment under the Bank’s allowance framework for both general and specific allowances subsequent to acquisition.

Acquired Credit-Impaired Loans
ACI are acquired loans with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments.  These loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows.  ACI loans are comprised of commercial, retail and Federal Deposit Insurance Corporation (“FDIC”) covered loans, from the South Financial, FDIC-assisted, and Chrysler Financial acquisitions, with outstanding unpaid principal balances of $6.3 billion, $2.1 billion and $0.9 billion, respectively, at the acquisition date and fair values of $5.6 billion, $1.9 billion and $0.8 billion, respectively.
ACI loans were identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history as well as recent borrower credit scores. The Bank then determined the fair value of the ACI loans at the acquisition date by discounting expected cash flows at a market observable discount rate and where necessary adjusted for factors a market participant would use when determining fair value. In determining the expected cash flows to be collected, management incorporated assumptions regarding default rates, loss severities and the amount and timing of prepayments.
With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. Remaining ACI loans are aggregated into one or more pools provided that they are acquired in the same fiscal quarter and have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	27

The carrying value net of specific allowance as at October 31, 2011 and October 31, 2010 is shown in the following table.

Acquired Credit-Impaired Loans
(millions of Canadian dollars)		As at
	Oct. 31, 2011	Oct. 31, 2010
FDIC-assisted acquisitions
Unpaid principal balance 1	$1,452	$1,835
Credit related fair value adjustments	(121)	(216)
Interest rate and other related premium / (discount)	16	(29)
Carrying value	1,347	1,590
Specific allowance 2	(30)	-
Carrying value net of specific allowance 3	1,317	1,590
South Financial
Unpaid principal balance 1	4,117	6,205
Credit related fair value adjustments	(425)	(707)
Interest rate and other related premium / (discount)	3	(48)
Carrying value	3,695	5,450
Specific allowance 2	(27)	-
Carrying value net of specific allowance 3	3,668	5,450
Chrysler Financial
Unpaid principal balance 1	540	-
Credit related fair value adjustments	(34)	-
Interest rate and other related premium / (discount)	12	-
Carrying value	518	-
Specific allowance 2	(3)	-
Carrying value net of specific allowance 3	$515	$-
1	Represents the contractual amount of principal owed.
2
Management concluded as part of the Bank’s quarterly assessment of the ACI loans that it was probable that higher than expected principal credit losses would result in a decrease in expected cash flows subsequent to acquisiton.  As a result, a specific allowance has been recognized.

3	Carrying value does not include the effect of the FDIC loss sharing agreement.

Subsequent to acquisition, the Bank will re-assess its estimate of cash flows to determine if updates are required.  Updates to cash flow estimates incorporate assumptions regarding default rates, loss severities, the amount and timing of prepayments and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the expected cash flows discounted at the effective interest rate of the loan. Impairment that occurs subsequent to the acquisition date is recognized through the provision for the credit losses.  As ACI loans are consistently evaluated for credit losses by accounting for the loan based on present value of expected cash flows both at acquisition and subsequent to acquisition, they are not subject to general allowance provisioning as incurred credit losses are specifically identified and reflected in the loan’s carrying value net of any specific allowance.
Probable and significant increases in expected cash flows would first reverse any previously taken impairment; any remaining increases are recognized in income immediately as interest income.  In addition, for fixed-rate ACI loans the timing of expected cash flows may increase or decrease which may result in adjustments through interest income to the acquisition discount (both favourably and unfavourably) in order to maintain the inception yield of the ACI loan.
If the timing and/or amounts of expected cash flows on ACI loans were determined not to be reasonably estimable, no interest would be recognized and the loans would be reported as non-performing; however, since the timing and amounts of expected cash flows are reasonably estimable, interest is being recognized and the loans are reported as performing.

Covered Loans
Loans subject to loss sharing agreements with the FDIC are considered FDIC covered loans and are a subset of the ACI portfolio. The amounts expected to be reimbursed by the FDIC are considered separately as indemnification assets and are initially measured at fair value. If losses on the portfolio are greater than amounts expected as at the acquisition date, impairment is taken by establishing an allowance for credit losses, which is determined gross, exclusive of any adjustments to the indemnification assets.
   The indemnification assets are subsequently adjusted for any changes in estimates related to the overall collectability of the underlying loan portfolio. Any additional impairment of the underlying loan portfolio generally results in an increase of the indemnification asset and a decrease in the provision for credit losses. Alternatively, decreases in the expectation of losses of the underlying loan portfolio generally results in a decrease of the indemnification asset through net interest income (or through the provision for credit losses if impairment was previously taken.) The indemnification asset is drawn down as payments are received from the FDIC pertaining to the loss share agreements.
As at October 31, 2011 and 2010, the balances of FDIC covered loans were $1.3 billion and $1.6 billion, respectively and were recorded in “Loans” on the Consolidated Balance Sheet. As at October 31, 2011 and 2010, the balances of the indemnification assets were $86 million and $167 million, respectively and were recorded in “Other assets” on the Consolidated Balance Sheet.
At the end of each loss share period, the Bank may be required to make a payment to the FDIC if the actual losses incurred are less than the intrinsic loss estimate as defined in the loss share agreements. The payment is determined as 20% of the excess between the intrinsic loss estimate and actual covered losses determined in accordance with the loss sharing agreement, net of specified servicing costs. The fair value of the estimated payment is included as part of the indemnification asset at the date of acquisition. Subsequent changes to the estimated payment are considered in determining the adjustment to the indemnification asset as described above.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	28

NOTE 5 LOAN SECURITIZATIONS

When loan receivables are transferred in a securitization to a special purpose entity under terms that transfer control to third parties, and consideration other than beneficial interest in the transferred assets is received, the transaction is recognized as a sale and the related loan assets are removed from the Consolidated Balance Sheet. For control to have transferred, (1) the transferred loans must be isolated from the seller, even in the event of bankruptcy or receivership of the seller, (2) the purchaser must have the right to sell or pledge the transferred loans or, if the purchaser is a Qualifying Special Purpose Entity (QSPE) as defined in the CICA Accounting Guideline 12, Transfers of Receivables, the investors of the QSPE must have the right to sell or pledge their ownership interest in the QSPE, and (3) the seller cannot retain the right to repurchase the loans and receive more than trivial benefit. The Bank may have an obligation to repurchase the securitized assets, however this does not preclude sale treatment. Refer to Note 29 for additional information.
As part of the securitization, certain financial assets are retained and may consist of an interest-only strip, servicing rights and, in some cases, a cash reserve account. A gain or loss on sale of the loan receivables is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. To obtain fair value, quoted market prices are used, where available. However, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions - credit losses, prepayment rates, forward yield curves and discount rates - commensurate with the risks involved.
Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. Servicing assets are carried at amortized cost. When the benefits of servicing are less than adequate, a servicing liability is recognized. Retained interests are classified as trading securities and are subsequently carried at fair value with the changes in fair value recorded in trading income.
The following table summarizes the Bank’s securitization activity. In most cases, the Bank retained the responsibility for servicing the assets securitized.

Securitization Activity
(millions of Canadian dollars)				2011				2010	2009
	Residential		Commercial	Total	Residential		Commercial	Total	Total
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans	loans		loans	loans	loans
Gross proceeds	$14,609	$3,148	$270	$18,027	$15,875	$4,211	$113	$20,199	$32,057
Retained interests recognized	481	83	7	571	586	94	2	682	1,120
Cash flows received
on retained interests	904	68	2	974	790	68	–	858	593

The following table summarizes the impact of securitizations on the Bank’s Consolidated Statement of Income.

Securitization Gain (Loss) and Income on Retained Interests
(millions of Canadian dollars)				2011				2010	2009
	Residential		Commercial		Residential		Commercial
	mortgage	Personal	mortgage		mortgage	Personal	mortgage
	loans	loans	loans	Total	loans	loans	loans	Total	Total
Gain (loss) on sale	$192	$83	$–	$275	$224	$94	$(1)	$317	$321
Income on retained interests1	161	13	1	175	157	13	2	172	147
Total	$353	$96	$1	$450	$381	$107	$1	$489	$468
1	Income on retained interests excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are recorded in trading income.

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key Assumptions
			2011			2010			2009
	Residential		Commercial	Residential		Commercial	Residential		Commercial
	mortgage	Personal	mortgage	mortgage	Personal	mortgage	mortgage	Personal	mortgage
	loans	loans	loans	loans	loans	loans	loans	loans	loans
Prepayment rate1	19.1%	5.3%	-%	18.9%	5.1%	-%	18.8%	5.0%	5.2%
Discount rate	3.4%	3.7%	4.5%	3.6%	3.7%	4.5%	3.2%	3.4%	5.8%
Expected credit losses2	-%	-%	-%	-%	-%	-%	-%	-%	0.1%
1	Represents monthly payment rate for secured personal loans.
2	There are no expected credit losses for residential or commercial mortgage loans as the loans are government guaranteed. Expected credit losses on personal loans round to 0.0%.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	29

During 2011, there were maturities of previously securitized loans and receivables of $4,690 million (2010 - $4,619 million; 2009 - $4,566 million) and the net proceeds from loan securitizations were $13,337 million (2010 - $15,580 million; 2009 - $27,491 million).

The following table presents key economic assumptions and the sensitivity of the current fair value of retained interests to two adverse changes in each key assumption as at October 31, 2011. As the sensitivity is hypothetical, it should be used with caution.

Sensitivity of Key Assumptions to Adverse Changes
(millions of Canadian dollars, except as noted)			2011			2010
	Residential		Commercial	Residential		Commercial
	mortgage	Personal	mortgage	mortgage	Personal	mortgage
	loans	loans	loans	loans	loans	loans
Fair value of retained interests	$1,160	$120	$9	$1,313	$121	$3
Discount rate	3.2%	3.2%	3.8%	3.5%	3.4%	4.2%
+10%	$(5)	$-	$-	$(6)	$-	$-
+20%	(9)	(1)	-	(13)	(1)	-
Prepayment rate	19.1%	5.1%	-%	18.9%	5.4%	-%
+10%	$(30)	$(9)	$-	$(37)	$(8)	$-
+20%	(59)	(17)	-	(74)	(15)	-
Expected credit losses	-%	-%	-%	-%	-%	-%
+10%	$-	$-	$-	$-	$-	$-
+20%	-	-	-	-	-	-

The following table presents information about gross impaired loans and net write-offs for components of reported and securitized financial assets as at October 31.

Loans Managed1,2
(millions of Canadian dollars)	2011			2010
		Gross	Write-offs,		Gross	Write-offs,
	Gross	impaired	net of	Gross	impaired	net of
	loans	loans	recoveries	loans	loans	recoveries
Type of loan
Residential mortgages	$130,529	$509	$37	$114,112	$459	$32
Consumer instalment and other personal	114,382	411	626	106,603	342	689
Credit card	8,986	85	376	8,870	86	418
Business and government	90,162	1,204	424	78,557	1,382	488
Total loans managed	344,059	2,209	1,463	308,142	2,269	1,627
Less: Loans securitized
Residential mortgages	44,439	-	-	43,443	-	-
Consumer instalment and other personal	5,100	13	1	6,555	16	1
Credit card	-	-	-	-	-	-
Business and government3	783	-	-	613	-	-
Total loans securitized	50,322	13	1	50,611	16	1
Total loans managed net of
loans securitized	$293,737	$2,196	$1,462	$257,531	$2,253	$1,626
1	Excludes all ACI loans. ACI gross loans amounted to $5,560 million (2010 - $7,040 million). For additional information refer to Note 4.
2	Excludes debt securities classified as loans. Gross debt securities classified as loans amounted to $6,511 million (2010 - $7,591 million). For additional information refer to Note 4.
3	Commercial mortgage loans and multi-unit residential mortgages and related credit losses are included in business and government loans.

NOTE 6 VARIABLE INTEREST ENTITIES

A variable interest entity (VIE) is an entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support. The Bank identifies VIEs in which it has an interest, determines whether it is the primary beneficiary of such entities and if so, consolidates them. The primary beneficiary is an entity that is exposed to a majority of the VIE’s expected losses or entitled to a majority of the VIE’s expected residual returns, or both.

SIGNIFICANT CONSOLIDATED VARIABLE INTEREST ENTITIES
The Bank is the primary beneficiary of two significant VIEs that it consolidates. One of the VIEs is funded by the Bank and purchases senior tranches of securitized assets from the Bank’s existing customers. As at October 31, 2011, the VIE had $88 million (2010 - $598 million) of assets, which included credit card loans, automobile loans and leases, and equipment loans and leases. All the assets were originated in Canada. The Bank is not restricted from accessing the VIE’s assets to the extent of its entitlement under arrangements with the sellers. The Bank’s maximum potential exposure to loss was $88 million (2010 - $598 million) as at October 31, 2011.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	30

The second VIE was created in 2010 to guarantee principal and interest payments in respect of covered bonds issued by the Bank. The Bank sold assets originated in Canada to the VIE and provided a loan to the VIE to facilitate the purchase. As at October 31, 2011, this VIE had $14.1 billion (2010 - $9.5 billion) of assets which are reported as consumer instalment and other personal loans on the Consolidated Balance Sheet. Of this amount $7.4 billion (2010 - $2.2 billion) were pledged in respect of covered bonds. The Bank is restricted from accessing the VIE’s assets under the relevant arrangements. The Bank’s maximum potential exposure to loss was $7.4 billion as at October 31, 2011 (2010 - $2.2 billion).

SIGNIFICANT NON-CONSOLIDATED VARIABLE INTEREST ENTITIES
The Bank holds significant variable interests in VIEs where it is not considered the primary beneficiary. The Bank’s variable interests in these non-consolidated VIEs are discussed as follows.

Multi-Seller Conduits
Multi-seller conduits (also referred to as customer securitization vehicles) provide customers with alternate sources of financing through the securitization of their assets. The customers sell their receivables to the conduit and the conduit funds its purchase of the receivables through issuance of short-term commercial paper to outside investors. Each seller continues to service its assets and absorb first losses. The Bank has no rights to the assets as they are owned by the conduit. The Bank administers the conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. The liquidity agreements are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored trusts. If a trust experiences difficulty rolling over asset-backed commercial paper (“ABCP”), the trust may draw on the loan facility, and use the proceeds to pay maturing ABCP. The liquidity facilities cannot be drawn if a trust is insolvent or bankrupt, preconditions that must be satisfied preceding each advance (i.e., draw-down on the facility). Effectively, such preconditions ensure that the Bank does not provide credit enhancement.
   From time to time, the Bank in its capacity as distribution agent may hold commercial paper issued by the conduits. During the years ended October 31, 2011 and 2010, no amounts of ABCP were purchased pursuant to liquidity agreements. The Bank maintained inventory positions of ABCP (including those issued by the single-seller conduits as discussed below) as part of its market-making activities in ABCP. As at October 31, 2011 and 2010, the Bank held $1,083 million and $354 million of ABCP inventory, respectively, out of $10.6 billion and $10.5 billion total outstanding ABCP issued by the conduits as at the same dates. The commercial paper held is classified as trading securities on the Consolidated Balance Sheet. The Bank earns fees from the conduits which are recognized when earned. The Bank holds variable interests in these multi-seller conduits primarily through holding their commercial paper, providing liquidity facilities and earning fees; however, the Bank is not the primary beneficiary. The Bank monitors its ABCP inventory positions as part of the on-going consolidation assessment process, as these purchases are considered reconsideration events. The inventory positions did not cause any change in consolidation conclusions during the years ended October 31, 2011 and 2010.
   The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $5.5 billion as at October 31, 2011 (2010 - $5.3 billion). Further, the Bank has committed to an additional $2.1 billion (2010 - $1.8 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at October 31, 2011, the Bank also provided deal-specific credit enhancement in the amount of $17 million (2010 - $73 million).

Single-Seller Conduits
The Bank uses single-seller conduits to enhance its liquidity position, to diversify its sources of funding, and to optimize management of its balance sheet.
As at October 31, 2011, the single-seller conduits had $5.1 billion (2010 - $5.1 billion) of commercial paper outstanding. While the probability of loss is negligible, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities (similar to multi-seller conduits mentioned above) was $5.1 billion (2010 - $5.1 billion); $1.1 billion (2010 - $1.1 billion) of the assets held by conduits are personal loans that are government insured. Additionally, the Bank had retained interests of $120 million (2010 - $121 million) relating to excess spread.

Other Financing Transactions
In April 2010, the Bank exited certain transactions where it provided cost-efficient financing to U.S. corporate clients through VIEs. The Bank no longer provides financing to these corporate clients under these arrangements and as at October 31, 2011 and 2010, had no exposure to these VIEs.

NOTE 7 DERIVATIVES

Derivative financial instruments are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial measures. Such instruments include interest rate, foreign exchange, equity, commodity and credit derivative contracts. The Bank uses these instruments for trading purposes and non-trading purposes to manage the risks associated with its funding and investment strategies.

DERIVATIVES HELD FOR TRADING PURPOSES
The Bank enters into trading derivative contracts to meet the needs of its customers, to enter into trading positions, and in certain cases, to manage risks related to its trading portfolio. Trading derivatives are recorded at fair value with the resulting realized and unrealized gains or losses recognized immediately in trading income.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	31

DERIVATIVES HELD FOR NON-TRADING
When derivatives are held for non-trading purposes and when the transactions meet the requirements of Section 3865, Hedges, they are classified by the Bank as non-trading derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the requirements of Section 3865, are also classified as non-trading derivatives but the change in fair value of these derivatives is recognized in non-interest income.

HEDGING RELATIONSHIPS
Hedge Accounting
At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be deemed effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure to the Bank throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in earnings, without any mitigating impact in earnings, where appropriate.
The change in fair value relating to the derivative component excluded from the assessment of hedge effectiveness is recognized immediately in the Consolidated Statement of Income.
When derivatives are designated as hedges, the Bank classifies them either as: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges); or (iii) hedges of net investments in a foreign operation (net investment hedges).

Fair Value Hedges
The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in the Consolidated Statement of Income in other income.
The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to the Consolidated Statement of Income based on a recalculated effective interest rate over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to the Consolidated Statement of Income.

Cash Flow Hedges
The Bank is exposed to variability in future cash flows that are denominated in foreign currencies, as well as variability in future cash flows of non-trading assets and liabilities that bear interest at variable rates, or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows across all hedged exposures over time form the basis for identifying the effective portion of gains and losses on the derivatives designated as cash flow hedges of forecasted transactions.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. Any change in fair value relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income in other income.
Amounts accumulated in other comprehensive income are reclassified to the Consolidated Statement of Income in the period in which the hedged item affects income.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income until the forecasted transaction is eventually recognized in the Consolidated Statement of Income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the Consolidated Statement of Income.

Net Investment Hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. Any change in fair value on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The change in fair value relating to the ineffective portion is recognized immediately in the Consolidated Statement of Income. Gains and losses accumulated in other comprehensive income are included in the Consolidated Statement of Income upon the repatriation or disposal of the investment in the foreign operation.

DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES
The majority of the Bank’s derivative contracts are OTC transactions that are privately negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	32

Interest Rate Derivatives
The Bank uses interest rate derivatives, such as interest rate futures and forwards, swaps, and options in managing interest rate risks. Interest rate risk is the impact that changes in interest rates could have on the Bank’s margins, earnings, and economic value. Changes in interest rate can impact the market value of fixed rate assets and liabilities. Further, certain assets and liabilities repayment rates vary depending on interest rates.
Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges.
Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.

Foreign Exchange Derivatives
The Bank uses foreign exchange derivatives, such as futures, forwards and swaps in managing foreign exchange risks. Foreign exchange risk refers to losses that could result from changes in foreign currency exchange rates. Assets and liabilities that are denominated in foreign currencies have foreign exchange risk. The Bank is exposed to non-trading foreign exchange risk from its investments in foreign operations when the Bank’s foreign currency assets are greater or less than the liabilities in that currency; they create a foreign currency open position.
Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.

Credit Derivatives
The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps in managing risks of the Bank’s corporate loan portfolio and other cash instruments. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank’s portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank’s policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit and monitoring processes that is used for all counterparties to which the Bank has credit exposure.
Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS (referred to as option contracts) and total return swaps (referred to as swap contracts). In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash based or physical, requiring the delivery of the reference asset to the option writer. In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.

Other Derivatives
The Bank also transacts equity and commodity derivatives in both the exchange and OTC markets.
Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both OTC and through exchanges.
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Commodity contracts include commodity forwards, futures, swaps and options, such as precious metals and energy-related products in both OTC and exchange markets.
The Bank issues certain loan commitments to customers in Canada at a fixed rate. These funding commitments are accounted for as derivatives if there is past practice of selling the loans shortly after funding. These loan commitments are carried at fair value with the resulting realized and unrealized gains or losses recognized immediately in other income.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	33

NOTIONAL AMOUNTS
The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional principal amounts do not represent the potential gain or loss associated with market risk and are not indicative of the credit risk associated with derivative financial instruments.

EMBEDDED DERIVATIVES
Derivatives may be embedded in other financial instruments (the host instrument). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not held for trading or designated as trading under the fair value option. These embedded derivatives are measured at fair value with subsequent changes in fair value recognized in trading income.
Certain of the Bank’s deposit obligations that vary according to the performance of certain equity levels or indices may be subject to a guaranteed minimum redemption amount and have an embedded derivative. The Bank accounts for the embedded derivative of such variable obligations at fair value with changes in fair value reflected in other income as they arise. The Bank does not expect significant future earnings volatility as the embedded derivatives are effectively hedged economically. The fair value of the embedded derivatives are recorded on the Consolidated Balance Sheet as derivatives.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	34

Fair Value of Derivatives
(millions of Canadian dollars)				2011	2010
	Average fair value
	for the year 1		Year-end fair value		Year-end fair value
	Positive	Negative	Positive	Negative	Positive	Negative
Derivatives held or issued for trading purposes
Interest rate contracts
Futures	$1	$1	$7	$1	$1	$1
Forward rate agreements	15	13	23	19	17	12
Swaps	19,100	19,220	27,489	26,591	19,846	19,872
Options written	-	634	-	790	-	642
Options purchased	632	-	765	-	641	-
Total interest rate contracts	19,748	19,868	28,284	27,401	20,505	20,527
Foreign exchange contracts
Futures	-	-	1	-	-	-
Forward contracts	5,265	5,142	5,567	4,725	5,385	5,734
Swaps	1,618	853	237	292	2,240	881
Cross-currency interest rate swaps	9,196	14,974	9,569	16,248	9,395	14,090
Options written	-	791	-	639	-	829
Options purchased	728	-	623	-	800	-
Total foreign exchange contracts	16,807	21,760	15,997	21,904	17,820	21,534
Credit derivatives
Credit default swaps - protection purchased	49	54	60	43	70	65
Credit default swaps - protection sold	31	52	19	68	52	65
Total credit derivative contracts	80	106	79	111	122	130
Other contracts
Equity contracts	3,112	3,546	3,702	4,574	2,146	2,772
Commodity contracts	884	684	1,182	1,080	775	711
Total other contracts	3,996	4,230	4,884	5,654	2,921	3,483
Fair value - trading	$40,631	$45,964	$49,244	$55,070	$41,368	$45,674
Derivatives held or issued for non-trading purposes
Interest rate contracts
Forward rate agreements	$2	$2	$-	$2	$5	$7
Swaps	5,459	4,318	7,558	5,145	6,972	5,215
Options written	6	18	6	32	7	5
Options purchased	15	2	16	2	30	3
Total interest rate contracts	5,482	4,340	7,580	5,181	7,014	5,230
Foreign exchange contracts
Forward contracts	1,153	729	1,023	527	845	523
Swaps	25	-	-	-	27	-
Cross-currency interest rate swaps	1,227	1,644	1,254	1,422	1,191	1,294
Total foreign exchange contracts	2,405	2,373	2,277	1,949	2,063	1,817
Credit derivatives
Credit default swaps - protection purchased	63	98	72	102	66	93
Total credit derivative contracts	63	98	72	102	66	93
Other contracts
Equity contracts	1,380	331	1,247	915	1,164	871
Total other contracts	1,380	331	1,247	915	1,164	871
Fair value - non-trading	$9,330	$7,142	$11,176	$8,147	$10,307	$8,011
Total fair value	$49,961	$53,106	$60,420	$63,217	$51,675	$53,685
1	The average fair value of trading derivatives for the year ended October 31, 2010 was: positive $39,058 million and negative $41,736 million. Averages are calculated on a monthly basis.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	35

The following table distinguishes the derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships.

Fair Value of Non-Trading Derivatives
(millions of Canadian dollars)						2011
	Derivative assets			Derivative liabilities
		Derivatives			Derivatives
	Derivatives in	not in		Derivatives in	not in
	qualifying	qualifying		qualifying	qualifying
	hedging	hedging		hedging	hedging
	relationships	relationships	Total	relationships	relationships	Total
Derivatives held or issued for non-trading
purposes
Interest rate contracts
Forward rate agreements	$-	$-	$-	$1	$1	$2
Swaps	3,707	3,851	7,558	517	4,628	5,145
Options written	-	6	6	-	32	32
Options purchased	-	16	16	-	2	2
Total interest rate contracts	3,707	3,873	7,580	518	4,663	5,181
Foreign exchange contracts
Forward contracts	1,010	13	1,023	522	5	527
Swaps	-	-	-	-	-	-
Cross-currency interest rate swaps	535	719	1,254	1,057	365	1,422
Total foreign exchange contracts	1,545	732	2,277	1,579	370	1,949
Credit derivatives
Credit default swaps - protection purchased	-	72	72	-	102	102
Total credit derivatives	-	72	72	-	102	102
Other contracts
Equity contracts	340	907	1,247	7	908	915
Total other contracts	340	907	1,247	7	908	915
Fair value - non-trading	$5,592	$5,584	$11,176	$2,104	$6,043	$8,147

			`			2010
Derivatives held or issued for non-trading
purposes
Interest rate contracts
Forward rate agreements	$-	$5	$5	$-	$7	$7
Swaps	3,660	3,312	6,972	595	4,620	5,215
Options written	-	7	7	-	5	5
Options purchased	30	-	30	-	3	3
Total interest rate contracts	3,690	3,324	7,014	595	4,635	5,230
Foreign exchange contracts
Forward contracts	841	4	845	517	6	523
Swaps	27	-	27	-	-	-
Cross-currency interest rate swaps	453	738	1,191	960	334	1,294
Total foreign exchange contracts	1,321	742	2,063	1,477	340	1,817
Credit derivatives
Credit default swaps - protection purchased	-	66	66	-	93	93
Total credit derivatives	-	66	66	-	93	93
Other contracts
Equity contracts	303	861	1,164	3	868	871
Total other contracts	303	861	1,164	3	868	871
Fair value - non-trading	$5,314	$4,993	$10,307	$2,075	$5,936	$8,011

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	36

The following tables disclose the impact of derivatives and hedged items, where appropriate, in the Consolidated Statement of Income and in other comprehensive income for the years ended October 31, 2011 and 2010.

Fair Value Hedges
(millions of Canadian dollars)				2011
	Amounts	Amounts		Amounts excluded
	recognized in	recognized in		from the
	income on	income on	Hedge	assessment of hedge
	derivatives 1	hedged items 1	ineffectiveness 2	effectiveness 3
Fair value hedges
Interest rate contracts	$(51)	$57	$6	$(31)
Total income (loss)	$(51)	$57	$6	$(31)

				2010
Fair value hedges
Interest rate contracts	$(286)	$274	$(12)	$(93)
Total income (loss)	$(286)	$274	$(12)	$(93)
1	Amounts are recorded in net interest income.
2	Amounts are recorded in non-interest income.
3	Amounts are recorded in non-interest income and represent excluded components on the derivatives. The amount is predominantly offset in net interest income by the basis amortization of hedged items.

Cash Flow and Net Investment Hedges
(millions of Canadian dollars)				2011
				Amounts excluded
	Amounts	Amounts		from the
	recognized in	reclassified from	Hedge	assessment of hedge
	OCI on derivatives 1	OCI into income 1,2	ineffectiveness 3	effectiveness 3
Cash flow hedges
Interest rate contracts	$2,072	$1,741	$-	$-
Foreign exchange contracts4	(65)	(19)	-	-
Other contracts	38	71	-	-
Total income (loss)	$2,045	$1,793	$-	$-
Net investment hedges
Foreign exchange contracts4	$449	$-	$-	$70

				2010
Cash flow hedges
Interest rate contracts	$3,399	$2,224	$(3)	$-
Foreign exchange contracts4	(225)	(20)	-	-
Other contracts	192	179	1	-
Total income (loss)	$3,366	$2,383	$(2)	$-
Net investment hedges
Foreign exchange contracts4	$1,205	$(11)	$-	$-
1	Other comprehensive income is presented on a pre-tax basis.
2	Amounts are recorded in net interest income.
3	Amounts are recorded in non-interest income.
4	Includes non-derivative instruments designated as hedging instruments in qualifying hedge accounting relationships.

During the years ended October 31, 2011 and October 31, 2010, the Bank did not recognize any net gain or loss in earnings as a result of hedged firm commitments that no longer qualified as fair value hedges.
Over the next 12 months, the Bank expects an estimated $1,162 million as at October 31, 2011 ($745 million as at October 31, 2010) in net gains reported in other comprehensive income to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows for anticipated transactions is 28 years. During the year ended October 31, 2011, there were no significant instances where forecasted transactions failed to occur.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	37

The following table presents gains (losses) on non-trading derivatives that have not been designated in qualifying hedge accounting relationships for the year ended October 31, 2011. These gains (losses) are partially offset by gains (losses) recorded in the Consolidated Statement of Income and in other comprehensive income on related non-derivative instruments.

Gains (Losses) on Non-Trading Derivatives not Designated in Qualifying Hedge Accounting Relationships1
(millions of Canadian dollars)	2011	2010
Interest rate contracts	$(93)	$(247)
Foreign exchange contracts	(8)	(4)
Credit derivatives	41	(14)
Equity	(1)	5
Other contracts	-	(2)
Total	$(61)	$(262)
1	Amounts are recorded in non-interest income.

The following table discloses the notional principal amount of over-the-counter and exchange-traded derivatives.

Over-the-Counter and Exchange-Traded Derivatives
(billions of Canadian dollars)					2011	2010
	Trading
	Over-the-	Exchange-		Non-
Notional Principal	counter	traded	Total	trading	Total	Total
Interest rate contracts
Futures	$-	$211.8	$211.8	$-	$211.8	$255.4
Forward rate agreements	108.1	-	108.1	10.8	118.9	56.7
Swaps	1,471.3	-	1,471.3	366.9	1,838.2	1,346.3
Options written	25.0	43.1	68.1	7.9	76.0	50.9
Options purchased	25.9	38.6	64.5	1.3	65.8	59.0
Total interest rate contracts	1,630.3	293.5	1,923.8	386.9	2,310.7	1,768.3
Foreign exchange contracts
Futures	-	38.3	38.3	-	38.3	17.5
Forward contracts	384.9	-	384.9	30.4	415.3	380.9
Swaps	2.9	-	2.9	-	2.9	20.4
Cross-currency interest rate swaps	356.9	-	356.9	24.4	381.3	337.2
Options written	34.5	-	34.5	-	34.5	53.7
Options purchased	30.8	-	30.8	-	30.8	44.5
Total foreign exchange contracts	810.0	38.3	848.3	54.8	903.1	854.2
Credit derivatives
Credit default swaps - protection purchased	3.9	-	3.9	4.8	8.7	10.0
Credit default swaps - protection sold	2.7	-	2.7	-	2.7	3.7
Total credit derivative contracts	6.6	-	6.6	4.8	11.4	13.7
Other contracts
Equity contracts	39.4	8.4	47.8	23.9	71.7	65.2
Commodity contracts	18.9	6.8	25.7	-	25.7	12.5
Total other contracts	58.3	15.2	73.5	23.9	97.4	77.7
Total	$2,505.2	$347.0	$2,852.2	$470.4	$3,322.6	$2,713.9

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	38

The following table discloses derivatives based on their contractual terms to maturity.

Derivatives by Term to Maturity
(billions of Canadian dollars)						2011	2010
	Remaining term to maturity
	Within	Over 1 year	Over 3 years	Over 5 years	Over
Notional Principal	1 year	to 3 years	to 5 years	to 10 years	10 years	Total	Total
Interest rate contracts
Futures	$175.5	$36.3	$-	$-	$-	$211.8	$255.4
Forward rate agreements	116.6	2.3	-	-	-	118.9	56.7
Swaps	532.4	547.5	404.7	283.6	70.0	1,838.2	1,346.3
Options written	65.8	3.3	3.7	2.8	0.4	76.0	50.9
Options purchased	55.3	2.1	4.7	2.4	1.3	65.8	59.0
Total interest rate contracts	945.6	591.5	413.1	288.8	71.7	2,310.7	1,768.3
Foreign exchange contracts
Futures	20.0	16.7	1.6	-	-	38.3	17.5
Forward contracts	370.3	32.8	11.7	0.5	-	415.3	380.9
Swaps	-	1.6	0.3	0.8	0.2	2.9	20.4
Cross-currency interest rate swaps	67.2	113.3	98.2	80.3	22.3	381.3	337.2
Options written	31.0	2.2	1.2	0.1	-	34.5	53.7
Options purchased	27.5	2.2	1.0	0.1	-	30.8	44.5
Total foreign exchange contracts	516.0	168.8	114.0	81.8	22.5	903.1	854.2
Credit derivatives
Credit default swaps - protection purchased	1.8	2.8	2.2	1.9	-	8.7	10.0
Credit default swaps - protection sold	0.9	0.6	0.9	0.3	-	2.7	3.7
Total credit derivative contracts	2.7	3.4	3.1	2.2	-	11.4	13.7
Other contracts
Equity contracts	46.4	18.4	6.8	0.1	-	71.7	65.2
Commodity contracts	21.7	3.7	0.3	-	-	25.7	12.5
Total other contracts	68.1	22.1	7.1	0.1	-	97.4	77.7
Total	$1,532.4	$785.8	$537.3	$372.9	$94.2	$3,322.6	$2,713.9
DERIVATIVE-RELATED RISKS

Market Risk
Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.
The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. This market risk is managed by senior officers responsible for the Bank’s trading business and is monitored independently by the Bank’s Risk Management Group.

Credit Risk
Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank. The Treasury Credit area within the Wholesale Bank is responsible for implementing and ensuring compliance with credit policies established by the Bank for the management of derivative credit exposures.
Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The effect of these master netting agreements is shown in the table below entitled “Credit Exposure of Derivatives”.
Also shown in the table entitled “Credit Exposure of Derivatives”, is the current replacement cost, which is the positive fair value of all outstanding derivatives, and represents the Bank’s maximum derivative credit exposure. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors supplied by OSFI to the notional principal amount of the derivatives. The risk-weighted amount is determined by applying standard measures of counterparty credit risk to the credit equivalent amount.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	39

Credit Exposure of Derivatives
(millions of Canadian dollars)			2011			2010
	Current	Credit	Risk-	Current	Credit	Risk-
replacement		equivalent	weighted	replacement	equivalent	weighted
	cost 1	amount	amount	cost 1	amount	amount
Interest rate contracts
Forward rate agreements	$23	$34	$5	$22	$40	$8
Swaps	35,048	46,581	18,322	26,817	33,600	13,978
Options purchased	767	860	337	669	770	293
Total interest rate contracts	35,838	47,475	18,664	27,508	34,410	14,279
Foreign exchange contracts
Forward contracts	6,364	11,878	2,170	6,148	11,683	2,209
Swaps	237	405	59	2,267	3,315	865
Cross-currency interest rate swaps	10,823	30,312	9,322	10,587	27,276	9,107
Options purchased	623	1,064	236	800	1,431	284
Total foreign exchange contracts	18,047	43,659	11,787	19,802	43,705	12,465
Other contracts
Credit derivatives	48	447	158	96	588	203
Equity contracts	4,691	7,954	1,033	3,039	6,053	1,456
Commodity contracts	1,021	1,167	238	626	1,239	304
Total other contracts	5,760	9,568	1,429	3,761	7,880	1,963
Total derivatives	59,645	100,702	31,880	51,071	85,995	28,707
Less: impact of master netting agreements	45,611	65,949	22,531	37,566	54,233	19,494
Total derivatives after netting	14,034	34,753	9,349	13,505	31,762	9,213
Less: impact of collateral	5,875	6,062	1,959	5,343	5,644	2,107
Net derivatives	$8,159	$28,691	$7,390	$8,162	$26,118	$7,106
1
Exchange-traded instruments and non-trading credit derivatives, which are given financial guarantee treatment for credit risk capital purposes, are excluded in accordance with the guidelines of OSFI. The total positive fair value of the excluded contracts as at October 31, 2011 was $775 million (2010 - $604 million).

Current Replacement Cost of Derivatives
(millions of Canadian dollars)	Canada 1		United States 1		International 1		Total
	2011	2010	2011	2010	2011	2010	2011	2010
By Sector

Financial	$33,318	$30,422	$6,062	$976	$10,155	$8,706	$49,535	$40,104
Government	4,728	5,901	1,269	105	310	571	6,307	6,577
Other	2,407	2,655	1,084	1,108	312	627	3,803	4,390
Current replacement cost	$40,453	$38,978	$8,415	$2,189	$10,777	$9,904	$59,645	$51,071
Less: impact of master netting
agreements and collateral							51,486	42,909
Total							$8,159	$8,162

							2011	2010
					2011	2010	% mix	% mix
By Location of Risk2
Canada					$3,419	$3,737	41.9%	45.8%
United States					2,236	1,820	27.4	22.3
International
United Kingdom					601	332	7.4	4.1
Europe - other					1,153	1,252	14.1	15.3
Other					750	1,021	9.2	12.5
Total international					2,504	2,605	30.7	31.9
Total current replacement cost					$8,159	$8,162	100.0%	100.0%
1	Based on geographic location of unit responsible for recording revenue.
2	After impact of master netting agreements and collateral.

Certain of the Bank’s derivative contracts are governed by master derivative agreements having provisions that may permit the Bank’s counterparties to require, upon the occurrence of a certain contingent event, (i) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty, or (ii) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt ratings of the Bank, either as counterparty or as guarantor of one of the Bank’s subsidiaries. At October 31, 2011, the aggregate net liability position of those contracts would require (i) the posting of collateral or other acceptable remedy totalling $57 million (2010 – $9 million) in the event of a one-notch or two-notch downgrade in the Bank’s senior debt ratings and (ii) funding totalling $2 million (2010 – nil) following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two notch downgrade in the Bank’s senior debt ratings.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	40

    Certain of the Bank’s derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank’s counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit the Bank’s counterparties to require, upon the downgrade of the senior debt ratings of the Bank, to post additional collateral. As at October 31, 2011 the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $12.9 billion (2010 – $11.9 billion). The Bank has posted $10.3 billion (2010 – $8.8 billion) of collateral for this exposure in the normal course of business. At October 31, 2011, the impact of a one-notch downgrade in the Bank’s senior debt ratings would require the Bank to post an additional $0.5 billion (2010 – $0.6 billion) of collateral to that posted in the normal course of business. A two-notch down grade in the Bank’s senior debt ratings would require the Bank to post an additional $1.6 billion (2010 – 1.7 billion) of collateral to that posted in the normal course of business.

NOTE 8 ACQUISITIONS AND OTHER

a) Acquisition of Chrysler Financial
On April 1, 2011, the Bank acquired 100% of the outstanding equity of Chrysler Financial in Canada and the U.S. for cash consideration of approximately $6,390 million including contingent consideration. As part of the purchase agreement, the Bank is required to pay additional cash consideration in the event that amounts realized on certain assets exceed a pre-established threshold. Under Canadian GAAP, contingent consideration is recorded as part of the purchase price, when the amount can be reasonably estimated and the outcome is determinable beyond a reasonable doubt. During September 2011, the amounts realized on these assets exceeded the threshold and the Bank was required to pay cash consideration of $70 million. The acquisition was accounted for by the purchase method. The results of Chrysler Financial from the acquisition date to October 31, 2011 have been consolidated with the Bank’s results. The results of Chrysler Financial in the U.S. are reported in the U.S. Personal and Commercial Banking segment. The results of Chrysler Financial in Canada are reported in the Canadian Personal and Commercial Banking segment.
During the period from the acquisition date to October 31, 2011, goodwill increased by $73 million to $242 million, primarily due to the recognition of contingent consideration. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

The following table presents the estimated fair values of the assets and liabilities of Chrysler Financial as of the date of acquisition.

Fair Value of Identifiable Net Assets Acquired
(millions of Canadian dollars)	Amount
Assets acquired
Cash and cash equivalents	$3,081
Loans1	7,322
Other assets	2,235
12,638
Less: Liabilities assumed	6,490
Fair value of identifiable net assets acquired	6,148
Goodwill	242
Total purchase consideration	$6,390
1	The estimated fair value for loans reflects the expected credit losses at the acquisition date.

b) U.S. Personal and Commercial Banking Acquisitions in Fiscal 2010
On April 16, 2010, the Bank acquired certain assets and assumed liabilities of Riverside National Bank of Florida (“Riverside”), First Federal Bank of North Florida (“First Federal”) and AmericanFirst Bank (“AmericanFirst”) in FDIC-assisted transactions. In addition, the Bank entered into loss sharing agreements with the FDIC whereby the FDIC shares in the losses on loans and certain real estate assets. Under the terms of the loss sharing agreements, the FDIC reimburses the Bank for 50% of losses up to a threshold level for each bank ($449 million for Riverside, $59 million for First Federal and $18 million for AmericanFirst) and 80% of losses thereafter. The term of the loss sharing agreements is ten years from the date of acquisition for single family residential mortgages and five years (plus three years where only recoveries will be shared) for other loans and real estate assets. At the end of the loss sharing periods, the Bank may be required to make a payment to the FDIC based on the actual losses incurred in relation to the FDIC Intrinsic Loss Estimate as defined in the loss sharing agreements.
On September 30, 2010, the Bank acquired 100% of the outstanding common shares of The South Financial Group, Inc. (South Financial) for total consideration to common shareholders of approximately $64 million paid in cash and common shares in the amount of $11 million and $53 million, respectively. Each common share of South Financial was exchanged for US $0.28 cash or 0.004 of a Bank common share, resulting in the issuance of approximately 720 thousand common shares of the Bank. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury sold the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharged all accrued but unpaid dividends on that stock for total cash consideration of approximately $134 million.
The acquisitions were accounted for by the purchase method. The results from these acquisitions have been consolidated with the Bank’s results for the years ended October 31, 2011 and 2010. The results are included with TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment. As at the acquisition dates, the acquisitions contributed $2,184 million of net cash and cash equivalents, $8,457 million of loans, $115 million of identifiable intangibles, $4,021 million of other assets, $12,298 million of deposits and $2,550 million of other liabilities to the Bank’s Consolidated Balance Sheet. Included in loans is $2,127 million of covered loans. The estimated fair value for loans reflects the expected credit losses at the acquisition date.
During the period from the acquisition date to October 31, 2011, goodwill decreased by $45 million to $271 million, primarily due to the completion of the valuation of the loan portfolio. During 2011, the purchase price allocation for Riverside, First Federal, AmericanFirst and South Financial acquisitions were completed and finalized.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	41

c) TD Ameritrade Holding Corporation
As at October 31, 2011, the Bank’s reported investment in TD Ameritrade Holding Corporation (TD Ameritrade) was 44.96% (October 31, 2010 – 45.93%) of the issued and outstanding shares of TD Ameritrade.
On August 6, 2010 and October 31, 2011, the Stockholders Agreement was amended in each case such that: (i) the Bank has until January 24, 2014 to reduce its ownership in TD Ameritrade to 45% if the Bank’s ownership interest exceeds 45% as a result of authorized repurchases of common stock by TD Ameritrade; (ii) the Bank is required to commence reduction of its ownership in TD Ameritrade and continue its reduction as long as it can be executed at a price per share equal to or greater than the Bank’s then-applicable average carrying value per share of TD Ameritrade; and (iii) in connection with stock repurchases by TD Ameritrade, the Bank’s ownership interest in TD Ameritrade will not exceed 48%.
In accordance with the Bank’s previously disclosed intention, the Bank sold 17.3 million shares of TD Ameritrade during the year and recognized a gain of $8.1 million on this sale.

NOTE 9 GOODWILL AND OTHER INTANGIBLES

GOODWILL
Goodwill represents the excess purchase price paid on acquisitions over the fair value assigned to identifiable net assets including identifiable intangible assets. Goodwill is not amortized but is assessed for impairment at least annually and when an event or change in circumstances indicates that there may be an impairment. Goodwill is allocated to reporting units that are either the operating business segment or the reporting unit below the segment. Goodwill impairment is identified by comparing the carrying value of the reporting unit with its fair value. Impairment in goodwill is charged to the Consolidated Statement of Income in the period in which the impairment is identified. No impairment write-downs were required for the years ended October 31, 2011, 2010, and 2009.

Goodwill by Segment
(millions of Canadian dollars)							2011
Canadian Personal			U.S. Personal
	and Commercial	Wealth	and Commercial		Wholesale
	Banking	Management	Banking		Banking	Corporate	Total
Carrying value of goodwill at beginning of year	$1,216	$587	$11,560		$150	$947	$14,460
Goodwill arising on acquisitions	5	-	202	1	-	-	207
Foreign currency translation adjustments
and other	-	(1)		(290)	-	-	(291)
Carrying value of goodwill at end of year	$1,221	$586	$11,472		$150	$947	$14,376

							2010
Carrying value of goodwill at beginning of year	$1,216	$591	$12,115		$146	$947	$15,015
Goodwill arising on acquisitions	-	-	316	2	4	-	320
Foreign currency translation adjustments
and other	-	(4)		(871)	-	-	(875)
Carrying value of goodwill at end of year	$1,216	$587	$11,560		$150	$947	$14,460
1
Primarily relates to goodwill arising from the acquisition of Chrysler Financial of $242 million and a $45 million decrease in goodwill for Riverside, First Federal, AmericanFirst and South Financial acquisitions.

See Note 8 for further details.
2	Consists of goodwill arising from the Riverside, First Federal, AmericanFirst and South Financial acquisitions.

OTHER INTANGIBLES

The Bank’s other intangible assets consist primarily of core deposit intangibles, computer software, and customer relationships. Other intangible assets are amortized over their estimated useful life (3 to 20 years) on a straight-line basis for software and proportionate to the expected economic benefit for the remaining other intangible assets. Future amortization expense for the carrying amount of other intangible assets is estimated to be as follows for the next five years: 2012 - $425 million; 2013 - $387 million; 2014 - $328 million; 2015 - $254 million; and 2016 - $199 million.
All other intangible assets are assessed for impairment when an event or change in circumstances indicates that the assets might be impaired. No significant impairment write-downs were required for the years ended October 31, 2011, 2010, and 2009.

The following table presents details of the Bank’s other intangible assets as at October 31:

Other Intangibles
(millions of Canadian dollars)	2011			2010
	Carrying	Accumulated	Net carrying	Net carrying
	value	amortization	value	value
Core deposit intangible assets	$5,298	$(4,063)	$1,235	$1,614
Other intangible assets	5,938	(5,105)	833	479
Total	$11,236	$(9,168)	$2,068	$2,093

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	42

NOTE 10 LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS

Buildings, computer equipment, furniture and fixtures, other equipment, and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Land is recognized at cost. Gains and losses on disposal are included in non-interest income in the Consolidated Statement of Income.
Properties or other assets leased under a capital lease are capitalized and depreciated on a straight-line basis over the lease term or estimated useful life of the asset.
The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated on a straight-line basis over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.
Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Assets	Useful life
Buildings	15 to 40 years
Computer equipment	3 to 7 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 8 years
Leasehold improvements	Lesser of lease term plus one renewal or 15 years

Net Book Value
(millions of Canadian dollars)			2011	2010
		Accumulated	Net book	Net book
	Cost	depreciation	value	value
Land	$834	$-	$834	$830
Buildings	2,179	678	1,501	1,367
Computer equipment	608	250	358	680
Furniture, fixtures and other equipment	1,461	750	711	674
Leasehold improvements	1,174	494	680	696
Total	$6,256	$2,172	$4,084	$4,247

Accumulated depreciation at the end of 2010 was $2,285 million. Depreciation expense amounted to $467 million for 2011 (2010 - $601 million; 2009 - $600 million).
Depreciable assets are assessed for impairment when an event or change in circumstance indicates that the asset might be impaired. Impairment is considered to have occurred if the projected undiscounted cash flows resulting from the use and eventual disposition of an asset is less than its carrying value, at which point the asset would be written down to its net recoverable amount. An impairment loss is recognized in the Consolidated Statement of Income in the period in which the impairment is identified.

NOTE 11 OTHER ASSETS

Other Assets
(millions of Canadian dollars)	2011	2010
Amounts receivable from brokers, dealers and clients	$5,035	$8,132
Accounts receivable, prepaid expenses and other items1	6,185	6,032
Prepaid pension expense	1,203	1,223
Insurance-related assets, excluding investments	1,300	1,319
Accrued interest	1,061	1,040
Trading commodities2	3,400	2,249
Total	$18,184	$19,995
1
In 2011, the FDIC indemnification assets were reclassified from loans to other assets on the Consolidated Balance Sheet on a retroactive basis. The balance of these indemnification assets as at October 31, 2011 was $86 million (October 31, 2010 - $167 million).

2
Trading commodities consist of physical precious metals inventory and are carried at fair value less costs to sell, with changes in fair value recorded in Non-interest income - Trading income in the Consolidated Statement of Income, and are reported for regulatory purposes to OSFI as cash and cash equivalents.

NOTE 12 DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.
Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.
Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to 10 years. Accrued interest on deposits, calculated using the effective interest rate method, is included in other liabilities on the Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2011 was $120 billion (2010 - $100 billion). Certain deposit liabilities are classified as trading and accounted for at fair value with the change in fair value recognized in the Consolidated Statement of Income.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	43

Deposits by Type
(millions of Canadian dollars)	2011				2010
	Demand	Notice	Term	Total	Total
Personal	$15,963	$183,530	$69,176	$268,669	$249,251
Banks	4,542	15	7,109	11,666	12,508
Business and government1	34,893	71,738	64,535	171,166	145,221
Trading	-	-	29,613	29,613	22,991
Total	$55,398	$255,283	$170,433	$481,114	$429,971

Non-interest-bearing deposits included above
In domestic offices				$3,473	$3,471
In foreign offices				9,951	8,292
Interest-bearing deposits included above
In domestic offices				262,272	237,401
In foreign offices				202,885	178,355
U.S. federal funds deposited				2,533	2,452
Total1,2				$481,114	$429,971
1
Included in deposit liabilities on the Consolidated Balance Sheet is $7 billion (2010 - $2 billion) due to covered bond holders; $350 million (2010 - $350 million) due to TD Capital Trust ll; and $1,750 million (2010 - $1,750 million) due to TD Capital Trust lV.

2	Includes deposits of $243,010 million (2010- $203,994 million) denominated in U.S. dollars and $9,708 million (2010 - $8,987 million) denominated in other foreign currencies.

Term Deposits
(millions of Canadian dollars)	2011							2010
		Over	Over	Over	Over
	Within	1 year to	2 years to	3 years to	4 years to	Over
	1 year	2 years	3 years	4 years	5 years	5 years	Total	Total
Personal	$10,031	$20,164	$12,081	$7,188	$2,464	$17,248	$69,176	$77,112
Banks	7,039	18	15	6	2	29	7,109	8,585
Business and government	33,366	11,263	4,453	5,293	7,577	2,583	64,535	47,947
Trading	28,214	34	28	61	854	422	29,613	22,991
Total	$78,650	$31,479	$16,577	$12,548	$10,897	$20,282	$170,433	$156,635

NOTE 13 OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)	2011	2010
Amounts payable to brokers, dealers and clients	$6,865	$7,911
Accounts payable, accrued expenses and other items	5,585	4,761
Insurance-related liabilities	4,297	4,091
Accrued interest	1,371	1,538
Accrued salaries and employee benefits	1,702	1,619
Accrued benefit liability	1,071	923
Securitization liabilities resulting from acquisitions	1,802	-
Cheques and other items in transit	1,210	473
Total	$23,903	$21,316

NOTE 14 SUBORDINATED NOTES AND DEBENTURES

Subordinated notes and debentures are direct unsecured obligations of the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.
Interest expense is recognized on the accrual basis using the effective interest rate method.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	44

Subordinated Notes and Debentures
(millions of Canadian dollars, except as noted)
		Earliest par	Foreign
Maturity date	Interest rate (%)	redemption date	currency amount	2011	2010
December 2010 - August 2011	-	-		$-	$3
June 20111	7.63	-		-	205
May 20121	7.00	-	US$ 202 million	202	210
August 2014	10.05	-		148	148
January 2016	4.32	January 2011		-	998
October 2016	4.87	October 2011		-	490
November 2017	5.38	November 2012		2,467	2,493
June 2018	5.69	June 2013		898	898
April 2020	5.48	April 2015		867	855
November 2020	3.37	November 2015		995	-
September 20221	4.64	September 2017		270	270
July 2023	5.83	July 2018		650	650
May 2025	9.15	-		200	198
February 20311,2	10.20	-		-	4
June 20331,2	3.41	-		-	3
March 20341,2	3.10	-		-	21
June 20351,2	2.02	-		-	11
June 20351,2	2.02	-		-	11
June 20361,2	1.90	-		-	42
July 20361,2	1.84	-		-	37
September 20371,2	1.75	September 2012	US$ 78 million	77	79
September 20371,2	1.67	September 2012	US$ 31 million	31	31
October 20371,2	1.76	October 2012	US$ 18 million	18	18
October 2104	4.97	October 2015		800	800
December 2105	4.78	December 2016		2,247	2,231
December 2106	5.76	December 2017		1,800	1,800
Total				$11,670	$12,506
1	Obligation of a subsidiary.
2	Included in subordinated notes and debentures on the Consolidated Balance Sheet are amounts due to various capital trusts. Refer to Note 16.

New Issues and Redemptions
On October 28, 2011, the Bank redeemed all of its outstanding $500 million 4.87% medium term notes due October 28, 2016 at a redemption price of 100 per cent of the principal amount. The issue qualified as Tier 2 regulatory capital.
During the year, $3 million subordinated debentures of the Bank matured.
On June 15, 2011, US$200 million 7.625% subordinated notes of a subsidiary of the Bank matured.
During the year, subsidiaries of the Bank redeemed US$126 million of junior subordinated debentures.
On January 18, 2011, the Bank redeemed all of its outstanding $1 billion 4.317% medium term notes due January 18, 2016 at a redemption price of 100% of the principal amount. The issue qualified as Tier 2 regulatory capital.
On November 2, 2010, the Bank issued $1 billion of medium term notes constituting subordinated indebtedness pursuant to its medium term note program. The medium term notes will pay a coupon of 3.367% until November 2, 2015 and the bankers’ acceptance rate plus 1.25% thereafter until maturity on November 2, 2020. The notes are redeemable at the Bank’s option, subject to regulatory consent, at par on November 2, 2015 and any interest payment date thereafter. The Bank has included the issue as Tier 2 regulatory capital.

REPAYMENT SCHEDULE

The aggregate maturities of the Bank’s subordinated notes and debentures are as follows:

Maturities
(millions of Canadian dollars)	2011	2010
Within 1 year	$202	$208
Over 1 year to 3 years	148	210
Over 3 years to 4 years	-	148
Over 4 years to 5 years	-	-
Over 5 years	11,320	11,940
Total	$11,670	$12,506

NOTE 15 LIABILITY FOR PREFERRED SHARES

The Bank classifies preferred shares that are mandatorily redeemable or convertible into a variable number of the Bank’s common shares at the holder’s option, as liabilities for reporting purposes. Dividend payments on these preferred shares are recorded in interest expense.
Preferred shares that are not mandatorily redeemable or that are not convertible into a variable number of the Bank’s common shares at the holder’s option, are not classified as liabilities and are presented in Note 18.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	45

Liability for Preferred Shares Issued and Outstanding
(millions of shares and millions of Canadian dollars)	2011			2010
	Number of shares		Amount	Number of shares		Amount
Class A Preferred shares
Series M	-		$-	14.0		$350
Series N	-		-	8.0		200
REIT Preferred Stock
Series 2000A	-	1	27	-	1	27
Series 2002C	-	2	5	-	2	5
Total			$32	22.0		$582
1	263 shares issued and outstanding.
2	55 shares issued and outstanding.

PREFERRED SHARES
Class A First Preferred Shares, Series M
The Series M shares were entitled to quarterly non-cumulative cash dividends, if declared, at a per annum rate of 4.70% per Series M share. The Series M shares were redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2009, and at a declining premium to a price of $25.00 per share if redeemed on or after April 30, 2013. The Series M shares were not redeemable at the option of the holder.
On October 31, 2011, the Bank redeemed all of its 14 million outstanding Class A First Preferred Shares, Series M at the price per share of $25.50 (representing a $0.50 premium to the $25.00 per share face price, recorded in interest expense) for an aggregate total of approximately $357 million. The Series M shares qualified as Tier 1 capital of the Bank.

Class A First Preferred Shares, Series N
The Series N shares were entitled to quarterly non-cumulative cash dividends, if declared, at a per annum rate of 4.60% per Series N share. The Series N shares were redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2009, and at a declining premium to a price of $25.00 per share if redeemed on or after April 30, 2013. The Series N shares were not redeemable at the option of the holder.
On October 31, 2011, the Bank redeemed all of its 8 million outstanding Class A First Preferred Shares, Series N at the price per share of $25.50 (representing a $0.50 premium to the $25.00 per share face price, recorded in interest expense) for an aggregate total of approximately $204 million. The Series N shares qualified as Tier 1 capital of the Bank.

REIT PREFERRED STOCK
REIT Preferred Stock, Series 2000A
A real estate investment trust, Carolina First Mortgage Loan Trust (Carolina First REIT), a subsidiary of TD Bank, N.A., issued the Series A preferred stock (Series 2000A shares). The Series 2000A shares are entitled to quarterly cumulative cash dividends, if declared, at a per annum rate of 11.125% per Series 2000A share. The Series 2000A shares are unsecured and mandatorily redeemable by Carolina First REIT on January 31, 2031. Each Series 2000A share may be automatically exchanged, without the consent of the holders, into a newly issued share of Series A preferred stock of TD Bank, N.A. on the occurrence of certain circumstances. The Series 2000A shares qualify as Tier 2 capital of the Bank.

REIT Preferred Stock, Series 2002C
Carolina First REIT issued the Series C preferred stock (Series 2002C shares). The Series 2002C shares are entitled to quarterly cumulative cash dividends, if declared, at a variable rate equal to the three month London Interbank Offer Rate (LIBOR) plus 3.50% per Series 2002C share. The Series 2002C shares are unsecured and mandatorily redeemable by Carolina First REIT on May 31, 2012. Each Series 2002C share may be automatically exchanged, without the consent of the holders, into a newly issued share of Series C preferred stock of TD Bank, N.A. on the occurrence of certain circumstances.

NOTE 16 CAPITAL TRUST SECURITIES

Capital Trust Securities - Series 2009 (TD CaTS) were issued by TD Capital Trust (Trust), a closed-end trust established under the laws of the Province of Ontario. On December 31, 2009, the Trust redeemed all of its 900,000 outstanding TD CaTS at a redemption price per unit of $1,000 plus any unpaid distribution.
Ipswich Statutory Trust I Capital Securities due February 22, 2031 were issued by Ipswich Statutory Trust I,  a statutory trust established under the laws of the State of Connecticut, whose voting common securities were 100% owned by TD Bank US Holding Company (the “Company”).  On February 22, 2011, the trust redeemed all of its outstanding capital securities at a redemption price per capital security of US$1,051 plus any unpaid distribution.
Hudson United Statutory Trust I Capital Securities due March 17, 2034 were issued by Hudson United Statutory Trust I,  a statutory trust established under the laws of the State of Connecticut, whose voting common securities were 100% owned by the Company.  On June 17, 2011, the trust redeemed all of its outstanding capital securities at a redemption price per capital security of US$1,000 plus any unpaid distribution.
Florida Banks Statutory Trust III Capital Securities due June 26, 2033 were issued by Florida Banks Statutory Trust III, a statutory trust established under the laws of the State of Connecticut, whose voting common securities were 100% owned by the Company.  On June 26, 2011, the trust redeemed all of its outstanding capital securities at a redemption price per capital security of US$1,000 plus any unpaid distribution.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	46

Interchange Statutory Trust I Capital Securities due June 29, 2035 were issued by Interchange Statutory Trust I,  a statutory trust established under the laws of the State of Delaware, whose voting common securities were 100% owned by the Company.  On June 15, 2011, the trust redeemed all of its outstanding capital securities at a redemption price per capital security of US$1,000 plus any unpaid distribution.
Interchange Statutory Trust II Capital Securities due June 17, 2035 were issued by Interchange Statutory Trust II, a statutory trust established under the laws of the State of Delaware, whose voting common securities were 100% owned by the Company.  On June 17, 2011, the trust redeemed all of its outstanding capital securities at a redemption price per capital security of US$1,000 plus any unpaid distribution.
South Financial Capital Trust 2006-I Capital Securities due July 7, 2036 were issued by South Financial Capital Trust 2006-I, a statutory trust established under the laws of the State of Delaware, whose voting common securities were 100% owned by the Company.  On July 7, 2011, the trust redeemed all of its outstanding capital securities at a redemption price per capital security of US$1,000 plus any unpaid distribution.
South Financial Capital Trust 2006-II Capital Securities due June 15, 2036 were issued by South Financial Capital Trust 2006-II, a statutory trust established under the laws of the State of Delaware, whose voting common securities were 100% owned by the Company.  On June 15, 2011, the trust redeemed all of its outstanding capital securities at a redemption price per capital security of US$1,000 plus any unpaid distribution.
TD CaTS, Ipswich Statutory Trust I Capital Securities, Hudson United Statutory Trust I Capital Securities, Florida Banks Statutory Trust III Capital Securities,  Interchange Statutory Trust I Capital Securities, Interchange Statutory Trust II Capital Securities, South Financial Capital Trust 2006-I Capital Securities, and  South Financial Capital Trust 2006-II Capital Securities qualified as Tier 1 capital of the Bank.
Ipswich Statutory Trust I, Hudson United Statutory Trust I, Florida Banks Statutory Trust III, Interchange Statutory Trust I, Interchange Statutory Trust II, South Financial Capital Trust 2006-I, and South Financial Capital Trust 2006-II are variable interest entities.  As the Bank is not the primary beneficiary of these entities, the Bank does not consolidate them.
TD Capital Trust II Securities - Series 2012-1 (TD CaTS II) were issued by TD Capital Trust II (Trust II), an open-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in a Bank deposit note. Each TD CaTS II may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A3 (Series A3 Shares) of the Bank on the occurrence of certain circumstances. The Series A3 Shares are convertible into a variable number of the Bank's common shares at the holder's option.
TD Capital Trust III Securities - Series 2008 (TD CaTS III) were issued by TD Capital Trust III (Trust III), a closed-end trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuance were invested in trust assets. Each TD CaTS III may be automatically exchanged, without the consent of the holders, into forty non-cumulative Class A First Preferred Shares, Series A9 of the Bank on the occurrence of certain circumstances. TD CaTS III are not convertible or redeemable at the holder's option. Trust III is consolidated by the Bank and TD CaTS III are classified as non-controlling interests in subsidiaries.
TD Capital Trust IV Notes - Series 1 due June 30, 2108 (TD CaTS IV Notes - Series 1), TD Capital Trust IV Notes - Series 2 due June 30, 2108 (TD CaTS IV Notes - Series 2) and TD Capital Trust IV Notes - Series 3 due June 30, 2108 (TD CaTS IV Notes - Series 3) (collectively, TD CaTS IV Notes) were issued by TD Capital Trust IV (Trust IV), a trust established under the laws of the Province of Ontario, whose voting securities are 100% owned by the Bank. The proceeds from the issuances were invested in Bank deposit notes. Each TD CaTS IV Note - Series 1 and TD CaTS IV Note - Series 2 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A10 of the Bank and each TD CaTS IV Note - Series 3 may be automatically exchanged into non-cumulative Class A First Preferred Shares, Series A11 of the Bank, in each case, without the consent of the holders, on the occurrence of certain circumstances. On each interest payment date in respect of which certain events have occurred, holders of TD CaTS IV Notes will be required to invest interest paid on such TD CaTS IV Notes in a new series of non-cumulative Class A First Preferred Shares of the Bank.
South Financial Capital Trust 2007-I Capital Securities (SFCT 2007-I Capital Securities) due September 1, 2037 were issued by South Financial Capital Trust 2007-I (SFCT 2007-I), a statutory trust established under the laws of the State of Delaware, whose voting common securities are 100% owned by the Company.  SFCT 2007-I Capital Securities are non-voting securities, entitled to cumulative cash distributions payable quarterly at a variable rate per annum, reset quarterly, equal to three-month LIBOR plus 1.42% . Under certain circumstances, payment of distributions may be deferred for up to 20 consecutive quarterly periods. Under certain circumstances, such as the liquidation of SFCT 2007-I, debentures issued by the Company and currently held by SFCT 2007-I may be delivered to the holders of the SFCT 2007-I Capital Securities. On any distribution date on or after September 1, 2012, or upon the occurrence of certain events, the Bank may, at its option and with regulatory approval, redeem outstanding SFCT 2007-I Capital Securities, without the consent of holders. SFCT 2007-I Capital Securities are unsecured and are not redeemable at the option of the holder.
South Financial Capital Trust 2007-II Preferred Securities due October 30, 2037 (SFCT 2007-II Preferred Securities) were issued by South Financial Capital Trust 2007-II (SFCT 2007-II), a statutory trust established under the laws of the State of Delaware, whose voting common securities are 100% owned the Company. SFCT 2007-II Preferred Securities are non-voting securities, entitled to cumulative cash distributions payable quarterly at a variable rate per annum, reset quarterly, equal to three-month LIBOR plus 1.33%. Under certain circumstances, payment of distributions may be deferred for up to 20 consecutive quarterly periods. Under certain circumstances, such as the liquidation of SFCT 2007-II, debentures issued by the Company and currently held by SFCT 2007-II may be delivered to the holders of the SFCT 2007-II Preferred Securities.  On any distribution date on or after October 30, 2012, or upon the occurrence of certain events, the Bank may, at its option and with regulatory approval, redeem outstanding SFCT 2007-II Preferred Securities, without the consent of holders. SFCT 2007-II Preferred Securities are unsecured and are not redeemable at the option of the holder.
South Financial Capital Trust 2007-III Capital Securities due September 15, 2037 (SFCT 2007-III Capital Securities) were issued by South Financial Capital Trust 2007-III (SFCT 2007-III), a statutory trust established under the laws of the State of Delaware, whose voting common securities are 100% owned by the Company.  SFCT 2007-III Capital Securities are non-voting securities, entitled to cumulative cash distributions payable quarterly at a variable rate per annum, reset quarterly, equal to three-month LIBOR plus 1.32%. Under certain circumstances, payment of distributions may be deferred for up to 20 consecutive quarterly periods. Under certain circumstances, such as the liquidation of SFCT 2007-III, debentures issued by the Company and currently held by SFCT 2007-III may be delivered to the holders of the SFCT 2007-III Capital Securities. On any distribution date on or after September 15, 2012, or upon the occurrence of certain events, the Bank may, at its option and with regulatory approval, redeem outstanding SFCT 2007-III Capital Securities, without the consent of holders. SFCT 2007-III Capital Securities are unsecured and are not redeemable at the option of the holder.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	47

TD CaTS II, TD CaTS III, TD CaTS IV Notes, SFCT 2007-I Capital Securities, SFCT 2007-II Preferred Securities and SFCT 2007-III Capital Securities all qualify as Tier 1 capital of the Bank.
Trust II, Trust IV, SFCT 2007-I, SFCT 2007-II and SFCT 2007-III are variable interest entities.  As the Bank is not the primary beneficiary of these entities, the Bank does not consolidate them.

Capital Trust Securities
(millions of Canadian dollars, except as noted)					Redemption	Conversion
					date	date
Thousands		Distribution/Interest	Annual		At the option	At the option
of units		payment dates	yield		of the issuer	of the holder	2011	2010
Included in non-controlling interests in
subsidiaries on the Consolidated Balance Sheet
TD Capital Trust III Securities - Series 2008	1,000	June 30, Dec. 31	7.243%		Dec. 31, 20131		$987	$986

Deposit notes issued to Trust II and Trust IV, included
in deposits on the Consolidated Balance Sheet2
TD Capital Trust II Securities -Series 2012-1	350	June 30, Dec. 31	6.792%		Dec. 31, 20073	At any time4	$350	$350
TD Capital Trust IV Notes - Series 1	550	June 30, Dec. 31	9.523	%5	June 30, 20146		550	550
TD Capital Trust IV Notes - Series 2	450	June 30, Dec. 31	10.000	%7	June 30, 20146		450	450
TD Capital Trust IV Notes - Series 3	750	June 30, Dec. 31	6.631	%8	Dec. 31, 20146		750	750
	2,100						$2,100	$2,100
Junior subordinated debentures issued to capital trusts,
Included in subordinated notes and debentures on the Consolidated Balance Sheet9
Ipswich Statutory Trust I Capital Securities	4	Feb. 22, Aug. 22	10.20%		Feb. 22, 2011		$-	$4
Hudson United Statutory Trust I Capital Securities	20	Mar. 17, June 17, Sep. 17, Dec. 17	3.09%		Mar. 17, 2009		-	21
Florida Banks Statutory Trust III Capital Securities	3	Mar. 26, June 26, Sep. 26, Dec. 26	3.40%		June 26, 2008		-	3
Interchange Statutory Trust I Capital Securities	10	Mar. 15, June 15, Sep. 15, Dec. 15	2.01%		Sep. 15, 2010		-	11
Interchange Statutory Trust II Capital Securities	10	Mar. 17, June 17, Sep. 17, Dec. 17	2.01%		June 17, 2010		-	11
South Financial Capital Trust 2006-I Capital Securities	35	Jan. 7, Apr. 7, July 7, Oct. 7	1.86%		July 7, 2011		-	37
South Financial Capital Trust 2006-II Capital Securities	40	Mar. 15, June 15, Sep. 15, Dec. 15	1.89%		June 15, 2011		-	42
South Financial Capital Trust 2007-I Capital Securities	75	Mar. 1, June 1, Sep. 1, Dec. 1	1.75%		Sep. 1, 20123		77	79
South Financial Preferred Trust 2007-II Preferred Securities	17	Jan. 30, Apr. 30, July 30, Oct. 30	1.76%		Oct. 30, 20123		18	18
South Financial Capital Trust 2007-III Capital Securities	30	Mar. 15, June 15, Sep. 15, Dec. 15	1.67%		Sep. 15, 20121		31	31
	244						$126	$257
1	On the redemption date and on any distribution date thereafter, Trust III may, with regulatory approval, redeem TD CaTS III in whole without the consent of the holders.
2	Trust II and Trust IV are not consolidated by the Bank. The deposit notes issued to Trust II and Trust IV are reported in Deposits. See Note 12.
3
On the redemption date and on any distribution date thereafter, Trust II or SFCT 2007-I or SFCT 2007-II or SFCT 2007-III, respectively may, with regulatory approval, redeem TD CaTS II or SFCT 2007-I Capital Securities or SFCT 2007-II Preferred Securities or SFCT 2007-III Capital Securities, respectively, in whole or in part, without the consent of the holders.

4
Holders may exchange each TD CaTS II for forty non-cumulative Class A First Preferred Shares, Series A2 (Series A2 Shares) of the Bank. The Series A2 Shares are convertible into a variable number of the Bank’s common shares at the holder’s option.

5
For the period from and including January 26, 2009 to but excluding June 30, 2019. Starting on June 30, 2019 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 10.125%.

6
On or after the redemption date, Trust IV may, with regulatory approval, redeem the TD CaTS IV Notes - Series 1, TD CaTS IV Notes - Series 2 or TD CaTS IV Notes - Series 3, respectively, in whole, without the consent of the holders.

7
For the period from and including January 26, 2009 to but excluding June 30, 2039. Starting on June 30, 2039 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 9.735%.

8
For the period from and including September 15, 2009 to but excluding June 30, 2021. Starting on June 30, 2021 and on every fifth anniversary thereafter, the interest rate will be reset to the Government of Canada yield plus 4.00%.

9	These capital trusts are not consolidated by the Bank. The junior subordinated debentures issued to these capital trusts are reported in Subordinated Notes and Debentures. See Note 14.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	48

NOTE 17 NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Non-Controlling Interests in Subsidiaries
(millions of Canadian dollars)	2011	2010
REIT preferred stock, Series A	$490	$501
TD Capital Trust III Securities - Series 20081	987	986
Other	6	6
Total	$1,483	$1,493
1	Refer to Note 16 for a description of the TD Capital Trust III securities.

REIT PREFERRED STOCK, SERIES A
A real estate investment trust, Northgroup Preferred Capital Corporation (Northgroup REIT), a subsidiary of TD Bank N.A., issued 500,000 preferred stock, Series A (Series A shares). Each Series A share is entitled to semi-annual non-cumulative cash dividends, if declared, at a per annum rate of 6.378%. The Series A shares are redeemable by Northgroup REIT, subject to regulatory consent, at a price of US$1,000 per Series A share on October 15, 2017 and every five years thereafter and qualify as Tier 1 capital of the Bank. Each Series A share may be automatically exchanged, without the consent of the holders, into a newly issued share of Series A preferred stock of TD Bank, N.A. on the occurrence of certain circumstances.

NOTE 18 SHARE CAPITAL

COMMON SHARES
The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.
On September 16, 2011, the Bank issued 9.2 million shares for gross cash consideration of approximately $704 million. On June 15, 2010, the Bank issued 3.5 million common shares for gross cash consideration of $250 million. On December 5, 2008, the Bank issued 35 million common shares for gross cash consideration of $1.38 billion.

Common and Preferred Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	2011		2010		2009
	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount
Common Shares
Balance at beginning of year	879.7	$16,730	859.6	$15,357	811.3	$13,278
Proceeds from shares issued on exercise of stock options	4.9	322	8.1	521	4.6	247
Shares issued as a result of dividend reinvestment plan	8.6	661	7.7	546	8.8	451
Proceeds from issuance of new shares	9.2	704	3.6	252	34.9	1,381
Shares issued on acquisitions	-	-	0.7	54	-	-
Balance at end of year - common shares1	902.4	$18,417	879.7	$16,730	859.6	$15,357
Preferred Shares - Class A
Series O	17.0	$425	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250	10.0	250
Series Q	8.0	200	8.0	200	8.0	200
Series R	10.0	250	10.0	250	10.0	250
Series S	10.0	250	10.0	250	10.0	250
Series Y	10.0	250	10.0	250	10.0	250
Series AA	10.0	250	10.0	250	10.0	250
Series AC	8.8	220	8.8	220	8.8	220
Series AE	12.0	300	12.0	300	12.0	300
Series AG	15.0	375	15.0	375	15.0	375
Series AI	11.0	275	11.0	275	11.0	275
Series AK	14.0	350	14.0	350	14.0	350
Balance at end of year - preferred shares1	135.8	$3,395	135.8	$3,395	135.8	$3,395
Treasury Shares - Common2
Balance at beginning of year	(1.2)	$(91)	(0.8)	$(15)	(1.1)	$(79)
Purchase of shares	(28.2)	(2,164)	(30.6)	(2,158)	(33.3)	(1,756)
Sale of shares	28.0	2,139	30.2	2,082	33.6	1,820
Balance at end of year - treasury shares - common	(1.4)	$(116)	(1.2)	$(91)	(0.8)	$(15)
Treasury Shares - Preferred2
Balance at beginning of year	-	$(1)	-	$-	-	$-
Purchase of shares	(2.2)	(59)	(2.3)	(63)	(0.2)	(6)
Sale of shares	2.2	60	2.3	62	0.2	6
Balance at end of year - treasury shares - preferred	-	$-	-	$(1)	-	$-
1	The outstanding common shares and preferred shares qualify as Tier 1 capital of the Bank.
2	When the Bank purchases its own shares as a part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in shareholders’ equity.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	49

PREFERRED SHARES

Class A First Preferred Shares, Series O
On November 1, 2005, the Bank issued 17 million Class A First Preferred Shares, Series O for gross cash consideration of $425 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 4.85% per Series O share. The Series O shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2010 and decreasing by
$0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2014.

Class A First Preferred Shares, Series P
On November 1, 2007, the Bank issued 10 million Class A First Preferred Shares, Series P for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.25% per Series P share. The Series P shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after November 1, 2012 and decreasing by $0.25 each12-month period thereafter to $25.00 per share if redeemed on or after October 31, 2016.

Class A First Preferred Shares, Series Q
On January 31, 2008, the Bank issued 8 million Class A First Preferred Shares, Series Q for gross cash consideration of $200 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series Q share. The Series Q shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after January 31, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after January 31, 2017.

Class A First Preferred Shares, Series R
On March 12, 2008, the Bank issued 10 million Class A First Preferred Shares, Series R for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% per Series R share. The Series R shares are redeemable by the Bank, subject to regulatory consent, by payment in cash of $26.00 per share if redeemed on or after April 30, 2013 and decreasing by $0.25 each 12-month period thereafter to $25.00 per share if redeemed on or after April 30, 2017.

5-Year Rate Reset Preferred Shares, Series S
On June 11, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series S for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including June 11, 2008 to but excluding July 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.60%. Holders of the Series S shares will have the right to convert all or any part of their shares into non-cumulative Floating Rate Preferred Shares, Series T, subject to certain conditions, on July 31, 2013, and on July 31 every five years thereafter and vice versa. The Series S shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2013 and on July 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series Y
On July 16, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series Y for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.10% for the initial period from and including July 16, 2008 to but excluding October 31, 2013. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.68%. Holders of the Series Y shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series Z, subject to certain conditions, on October 31, 2013, and on October 31 every five years thereafter and vice versa. The Series Y shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on October 31, 2013 and on October 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AA
On September 12, 2008, the Bank issued 10 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AA for gross cash consideration of $250 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.00% for the initial period from and including September 12, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five-year Government of Canada bond yield plus 1.96%. Holders of the Series AA shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AB, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AA shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AC
On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	50

5-Year Rate Reset Preferred Shares, Series AE
On January 14, 2009, the Bank issued 12 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AE for gross cash consideration of $300 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 14, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.37%. Holders of the Series AE shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AF, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AE shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AG
On January 30, 2009, the Bank issued 15 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AG for gross cash consideration of $375 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 30, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.38%. Holders of the Series AG shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AH, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AG shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AI
On March 6, 2009, the Bank issued 11 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AI for gross cash consideration of $275 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including March 6, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.15%. Holders of the Series AI shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AJ, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AI shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter.

5-Year Rate Reset Preferred Shares, Series AK
On April 3, 2009, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AK for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including April 3, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.33%. Holders of the Series AK shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AL, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AK shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter.

NORMAL COURSE ISSUER BID
The Bank did not have a normal course issuer bid outstanding during fiscal 2011, 2010 or 2009.

DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price. During the year, a total of 8.6 million common shares were issued from the Bank’s treasury at a discount of 1% (2010 - 7.7 million shares at a discount of 1%; 2009 - 8.8 million shares at a discount of 1%) under the dividend reinvestment plan.

DIVIDEND RESTRICTIONS
The Bank is prohibited by the Bank Act from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.
The Bank is also restricted from paying dividends in the event that either Trust II, Trust III or Trust IV fails to pay semi-annual distributions or interest in full to holders of their respective trust securities, TD CaTS II, TD CaTS III and TD CaTS IV Notes. In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.
TD Bank US Holding Company is restricted from paying dividends to its parent, TD US P&C Holdings ULC, in the event that either South Financial Capital Trust 2007-I, South Financial Capital Trust 2007-II or South Financial Capital Trust 2007-III fails to pay quarterly distributions or interest in full to holders of their respective trust securities.  Further, in the case of South Financial Capital Trust 2007-II and South Financial Capital Trust 2007-III, all subsidiaries of TD Bank US Holding Company would be restricted from paying dividends in such an event.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	51

NOTE 19 ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income is composed of the Bank’s net income and other comprehensive income. Other comprehensive income consists of unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining operations, net of net investment hedging activities, and changes in the fair value of derivative instruments designated as cash flow hedges, all net of income taxes.
The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes, as at October 31.

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
(millions of Canadian dollars)	2011	2010
Net unrealized gain (loss) on available-for-sale securities, net of hedging activities	$929	$1,193
Net unrealized foreign currency translation gain (loss) on investments in subsidiaries, net of hedging activities	(3,199)	(2,901)
Net gain (loss) on derivative instruments designated as cash flow hedges	2,806	2,713
Total	$536	$1,005

NOTE 20 TRADING-RELATED INCOME

Trading assets and liabilities, including trading derivatives, certain loans held within a trading portfolio that are designated as trading under the fair value option, trading loans and trading deposits, are measured at fair value, with gains and losses recognized in the Consolidated Statement of Income.
Trading-related income comprises net interest income, trading income, and income from loans designated as trading under the fair value option that are managed within a trading portfolio. Net interest income arises from interest and dividends related to trading assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Trading income includes realized and unrealized gains and losses on trading assets and liabilities. Realized and unrealized gains and losses on loans designated as trading under the fair value option are included in non-interest income in the Consolidated Statement of Income.
Trading-related income excludes underwriting fees and commissions on securities transactions, which are shown separately in the Consolidated Statement of Income.
Trading-related income by product line depicts trading income for each major trading category.

Trading-Related Income
(millions of Canadian dollars)	2011	2010	2009
Net interest income (loss)	$842	$827	$1,210
Trading income (loss)	43	484	685
Loans designated as trading under the fair value option1	4	21	47
Total	$889	$1,332	$1,942
By product
Interest rate and credit portfolios	$403	$896	$1,292
Foreign exchange portfolios	432	418	573
Equity and other portfolios	50	(3)	30
Loans designated as trading under the fair value option1	4	21	47
Total	$889	$1,332	$1,942
1
Excludes amounts related to securities designated as trading under the fair value option that are not managed within a trading portfolio, but which have been combined with derivatives to form economic hedging relationships.

NOTE 21 INSURANCE

The Bank is engaged in insurance businesses relating to property and casualty insurance, life and health insurance, and reinsurance.
Premiums, net of reinsurance, for short-duration contracts, primarily property and casualty, are deferred as unearned premiums and recognized in other income on a pro rata basis over the terms of the policies. Unearned premiums and ceded unearned premiums, representing the portion of net written premiums that pertain to the unexpired term of the policies in force, are recorded in other liabilities. Premiums, net of reinsurance, from long-duration contracts, primarily life insurance, are recognized when due in other income.
Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits, as determined by the appointed actuary in accordance with accepted actuarial practice, and are included in other liabilities. The effect of changes in actuarial assumptions on policy benefit liabilities was not material during the year. Liabilities for property and casualty insurance represent estimated provisions for reported and unreported claims. Claims relating to property and casualty insurance are expensed as incurred.

Insurance Revenue, Net of Claims
(millions of Canadian dollars)	2011	2010	2009
Net earned premiums and fees	$3,346	$3,102	$2,802
Claims and related expenses, net of reinsurance	2,173	2,074	1,889
Total	$1,173	$1,028	$913

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	52

NOTE 22 STOCK-BASED COMPENSATION

The Bank operates various stock-based compensation plans. The Bank uses the fair value method of accounting for all stock option awards. Under the fair value method, the Bank recognizes compensation expense based on the fair value of the options, which is determined by using an option pricing model. The fair value of the options is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the award. The contributed surplus balance is reduced as the options are exercised and the amount initially recorded for the options in contributed surplus is credited to capital stock.

STOCK OPTION PLAN

The Bank maintains a stock option program for certain key employees and non-employee directors. Non-employee directors have not been granted stock options since December 2001. Options on common shares are periodically granted to eligible employees of the Bank under the plan for terms of seven or ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the day prior to the date the options were issued. Under this plan, 2.3 million common shares have been reserved for future issuance (2010 - 4.0 million; 2009 - 5.7 million). The outstanding options expire on various dates to December 13, 2020. A summary of the Bank’s stock option activity and related information for the years ended October 31 is as follows:

Stock Option Activity
(millions of shares, except as noted)	2011		2010		2009
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of shares	exercise price	of shares	exercise price	of shares	exercise price
Number outstanding, beginning of year	19.2	$57.68	25.9	$53.25	27.5	$55.37
Granted	1.7	73.25	1.7	65.98	4.0	41.50
Exercised	(4.9)	49.14	(8.1)	47.60	(4.6)	39.26
Forfeited/cancelled	(0.1)	57.79	(0.3)	65.68	(1.0)	61.58
Number outstanding, end of year	15.9	$58.05	19.2	$57.68	25.9	$53.25
Exercisable, end of year	10.3	$56.32	13.4	$58.63	19.6	$53.41

The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2011.
Range of Exercise Prices
	Options outstanding			Options exercisable
		Weighted-
	Number	average		Number
	outstanding	remaining	Weighted-	exercisable	Weighted-
	(millions)	contractual	average	(millions	average
	(of shares)	life (years)	exercise price	of shares)	exercise price
$32.95 – $42.77	4.7	3.75	$39.87	3.0	$39.02
$43.52 – $50.96	0.2	0.85	47.59	0.2	47.59
$52.53 – $57.75	1.2	3.28	54.39	1.2	54.39
$58.39 – $61.65	2.0	2.54	59.78	2.0	59.78
$63.29 – $73.25	7.8	5.74	69.44	3.9	68.91

The fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. The following assumptions were used: (i) risk-free interest rate of 2.73% (2010 - 2.72%; 2009 - 2.17%); (ii) expected option life of 6.2 years (2010 - 6.2 years; 2009 - 5.6 years); (iii) expected volatility of 26.6% (2010 - 26.6%; 2009 - 23.9%); and (iv) expected dividend yield of 3.3% (2010 - 3.2%; 2009 - 3.0%).
During the year, 1.7 million (2010 - 1.7 million; 2009 - 4.0 million) options were granted with a weighted-average fair value of $15.47 per option (2010 - $14.09 per option; 2009 - $7.62 per option). During the year, the Bank recognized compensation expense in the Consolidated Statement of Income of $27 million (2010 - $28 million; 2009 - $30 million) for the stock option awards granted.

OTHER STOCK-BASED COMPENSATION PLANS
The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank’s common shares that generally vest over three years. A liability is accrued by the Bank related to such share units awarded and an incentive compensation expense is recognized in the Consolidated Statement of Income over the service period required for employees to become fully entitled to the award. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the Bank’s total shareholder return relative to the average of the North American peer group. Beginning with units granted in December 2009, the Human Resources Committee of the Board (HRC) has the discretion to adjust the number of restricted share units and performance share units within a +/- 20% range at maturity at the plan or individual level based on a review of the risk taken to achieve business results over the life of the award; and, dividends will be re-invested in additional units that will be paid at maturity. The number of such share units outstanding under these plans as at October 31, 2011 is 14 million (2010 - 12 million; 2009 - 11 million).

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	53

The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant’s annual incentive award and/or maturing share units may be deferred as share units equivalent to the Bank’s common shares. The deferred share units are not redeemable by the participant until termination of employment or directorship. Once these conditions are met, the deferred share unit must be redeemed for cash no later than the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2011, 3.0 million deferred share units were outstanding (2010 - 2.9 million; 2009 - 2.5 million).
Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, in the Consolidated Statement of Income. For the year ended October 31, 2011, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $279 million (2010 - $245 million; 2009 - $235 million). The compensation expense recognized before the effects of hedges was $349 million (2010 - $418 million; 2009 - $309 million).

EMPLOYEE OWNERSHIP PLAN

The Bank also operates a share purchase plan available to employees. Employees can contribute any amount of their eligible earnings (net of source deductions) to the Employee Ownership Plan. The Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee’s eligible earnings or $2,250, whichever comes first. The Bank’s contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2011, the Bank’s contributions totalled $59 million (2010 - $55 million; 2009 - $52 million) and were expensed as salaries and employee benefits. As at October 31, 2011, an aggregate of 9.0 million common shares were held under the Employee Ownership Plan (2010 - 8.8 million; 2009 - 8.7 million). The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank’s basic and diluted earnings per share. Dividends earned on Bank common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 23 EMPLOYEE FUTURE BENEFITS

DEFINED BENEFIT PENSION AND OTHER POST EMPLOYMENT BENEFIT (OPEB) PLANS
The Bank’s principal pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the Society) and the TD Pension Plan (Canada) (the TDPP), are defined benefit plans. In addition, the Bank maintains other partially funded and non-funded pension plans for eligible employees, for which pension benefits are paid by the Bank. The Society was closed to new members on January 30, 2009 and the TDPP commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of combined plan membership.
Funding for the Bank’s principal pension plans is provided by contributions from the Bank and members of the plans as applicable. In accordance with legislation, the Bank contributes amounts determined on an actuarial basis to the plans and has the ultimate responsibility for ensuring that the liabilities of the plan are adequately funded over time. The Bank’s contributions to the principal pension plans during 2011 were $187 million (2010 - $168 million). These contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2008 and March 1, 2009 for the Society and the TDPP, respectively. The next valuation date for funding purposes is as at October 31, 2011 for both of the principal pension plans.
The Bank also provides certain post-retirement benefits and post-employment benefits (non-pension employee benefits), which are generally non-funded. Non-pension employee benefit plans, where offered, generally include health care, life insurance and dental benefits. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Employees eligible for post-employment benefits are those on disability and child-care leave.
For the principal pension plans and the principal non-pension post-retirement benefit plan, actuarial valuations are prepared at least every three years to determine the present value of the accrued benefit liability. Pension and non-pension post-retirement benefit expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated on service and management’s best estimates of expected long-term return on plan assets, compensation increases, health care cost trend rate and discount rate, which are reviewed annually by the Bank’s actuaries. The discount rate used to value liabilities is based on long-term corporate AA bond yields as of the measurement date. The expense includes the cost of benefits for the current year’s service, interest expense on liabilities, expected income on plan assets based on fair values and the amortization of benefit plan amendments and actuarial gains or losses. Plan amendments are amortized on a straight-line basis over the expected average remaining service life of the active members for the principal pension plans (9 years for the Society and 11 years for the TDPP) and the expected average remaining period to full eligibility for the principal non-pension post-retirement benefit plan (6 years). The excess, if any, of the net actuarial gain or loss over 10% of the greater of the projected benefit obligation and the fair value of plan assets is also amortized over the expected average remaining service life of the active members (9 years for the Society, 11 years for the TDPP, and 15 years for the principal non-pension post-retirement benefit plan). The cumulative difference between expense and contributions is reported in other assets or other liabilities.

PLAN ASSUMPTIONS
To develop the assumption for the expected long-term return on plan assets for the Bank’s principal pension plans, the Bank considered the historical returns and the future expectations for returns for each asset class, as well as the investment policies of the principal pension plans. This resulted in the selection of the assumption for the expected long-term rate of return on plan assets of 6.50% (2010 - 6.75%) for the Society and 4.00% (2010 - 4.25%) for the TDPP.
The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal non-pension post-retirement benefit plan is 6.30%. The rate is assumed to decrease gradually to 3.70% by the year 2028 and remain at that level thereafter. For 2011, the effect of a one percentage point increase or decrease in the health care cost trend rate on the benefit expense is an $8 million increase and a $6 million decrease, respectively, and on the benefit obligation, a $73 million increase and a $58 million decrease, respectively.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	54

INVESTMENT STRATEGY AND ASSET ALLOCATION
The primary objective of the Society and the TDPP is to achieve an annualized real rate of return of 3.00% and 2.50%, respectively, over rolling 10-year periods. The investment policies for the principal pension plans are detailed below and exclude Pension Enhancement Account (PEA) assets which are invested at the member’s discretion in certain mutual funds. The investment policies and asset allocations as at July 31 by asset category for the principal pension plans (excluding PEA) are as follows:

Investment Policy and Asset Allocation
	Acceptable range		Asset Allocation
			Society			TDPP
Security	Society	TDPP	2011	2010	2009	2011	2010
Debt	30-48%	95-100%	48%	34%	33%	98%	100%
Equity	35-65	-	43	55	55	-	-
Alternative investments	0-15	-	7	7	8	-	-
Cash equivalents	0-4%	0-5%	2	4	4	2	-
Total			100%	100%	100%	100%	100%

The investment policy of the Society is a balanced portfolio. Debt instruments of a single non-government entity must not exceed 10% of the total debt portfolio. Non-government debt instruments generally must meet or exceed a credit rating of BBB at the time of purchase and during the holding period except that up to 20% of the fair value of the bond mandate managed to the DEX Universe Bond Index may be invested in bonds with a credit rating below BBB. There are no limitations on the maximum amount allocated to each credit rating within the debt portfolio. Futures contracts and options can be utilized provided they do not create financial leverage for the Society. The Society invests in hedge funds, which normally will employ leverage when executing their investment strategy. The equity portfolio is broadly diversified primarily across medium to large capitalization quality companies and income trusts with no individual holding exceeding 10% of the equity portfolio at any time. Foreign equities and American Depository Receipts of similar high quality may also be included to further diversify the portfolio. Alternative investments include hedge funds and private equities. Substantially all assets must have readily determinable fair values. The Society was in compliance with its investment policy throughout the year. For 2011, the Society’s net assets included private equity investments in the Bank and its affiliates which had a fair value of $3 million (2010 - $4 million; 2009 - $4 million).
The investment policy of the TDPP, which commenced on March 1, 2009, is a high-quality, long-term fixed income portfolio. Debt instruments of non-government entities must not exceed 80% of the total fund and non-Canadian government entities must not exceed 20% of the total fund. Debt instruments of a single non-government or non-Canadian government entity must not exceed 10% of the total fund. All debt instruments must meet or exceed a credit rating of BBB- (or equivalent) at the time of purchase and during the holding period. In addition, any debt instruments that are rated from BBB+ to BBB- (or equivalent) must not exceed 35% of the total fund. Asset backed securities must have a minimum credit rating of AAA and must not exceed 25% of the total fund. Substantially all assets must have readily determinable fair values. The TDPP was in compliance with its investment policy throughout the year.

RISK MANAGEMENT PRACTICES
The principal pension plans’ investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency risk, interest rate risk, and price risk), credit risk, and liquidity risk. The principal pension plans manage these financial risks in accordance with the Pension Benefits Standards Act, 1985, applicable regulations, and the principal pension plans’ Statement of Investment Policies and Procedures. The following are some specific risk management practices employed by the principal pension plans:
•	Monitoring credit exposure of counterparties
•	Monitoring adherence to asset allocation guidelines
•	Monitoring asset class performance against benchmarks

OTHER PENSION AND RETIREMENT PLANS
CT Pension Plan
As a result of the acquisition of CT Financial Services Inc. (CT), the Bank sponsors a pension plan consisting of a defined benefit portion and a defined contribution portion. The defined benefit portion was closed to new members after May 31, 1987, and newly eligible employees joined the defined contribution portion of the plan. Effective August 18, 2002, the defined contribution portion of the plan was closed to new contributions from the Bank or active employees, except for employees on salary continuance and long-term disability, and employees eligible for that plan became eligible to join the Society or the TDPP for future service. The Bank received regulatory approval to wind-up the defined contribution portion of the plan effective April 1, 2011.  After that date, the Bank’s contributions to the defined contribution portion of the plan ceased. Funding for the defined benefit portion is provided by contributions from the Bank and members of the plan. For the defined contribution portion, annual pension expense is equal to the Bank’s contributions to that portion of the plan.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	55

TD Bank, N.A. (which includes TD Banknorth and Commerce) Retirement Plans
TD Banknorth has a closed non-contributory defined benefit retirement plan covering most permanent employees. Supplemental retirement plans were adopted for certain key officers and limited post-retirement benefit programs provide medical coverage and life insurance benefits to a closed group of employees and directors who meet minimum age and service requirements. Effective December 31, 2008, benefits under the retirement and supplemental retirement plans were frozen.
In addition, TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Effective January 1, 2009 the plan was amended to include a core contribution from TD Bank, N.A. for all employees and a transition contribution for certain employees. The additional amount contributed to the plan by TD Bank, N.A. for fiscal 2011 was $34 million (2010 - $34 million; 2009 - $31 million). In addition, on an ongoing basis, TD Bank, N.A., makes matching contributions to the 401(k) plan. The amount of the matching contribution for fiscal 2011 was $29 million (2010 - $28 million; 2009 - $18 million). For the defined contribution plan, annual pension expense is equal to the Bank’s contributions to the plan.

TD Auto Finance (which includes Chrysler Financial) Retirement Plans
TD Auto Finance has both contributory and non-contributory defined benefit retirement plans covering most permanent employees. The non-contributory pension plan provides benefits based on a fixed rate for each year of service. The contributory plan provides benefits to salaried employees based on the employee’s cumulative contributions, years of service during which employee contributions were made, and the employee’s average salary during the consecutive five years in which the employee’s salary was highest in the 15 years preceding retirement. In addition, TD Auto Finance provides limited post-retirement benefit programs, including medical coverage and life insurance benefits to certain employees who meet minimum age and service requirements. As a result of the acquisition of Chrysler Financial on April 1, 2011, obligations assumed and assets acquired related to the Chrysler Financial Services Americas LLC retirement plans are now included in the table below.

Supplemental Employee Retirement Plans
Supplemental employee retirement plans are partially funded by the Bank for eligible employees.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	56

The following table presents the financial position of the Bank’s principal pension plans, the principal non-pension post-retirement benefit plan, and the Bank’s significant other pension and retirement plans. The plan assets and obligations are measured as at July 31, except as noted.

Employee Future Benefit Plans' Obligations, Assets and Funded Status
(millions of Canadian dollars)				Principal Non-Pension
				Post-Retirement			Other Pension and
	Principal Pension Plans			Benefit Plan			Retirement Plans 1
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Change in projected benefit obligation
Projected benefit obligation at beginning of period	$2,757	$2,170	$2,201	$418	$351	$329	$1,164	$1,108	$978
Obligations assumed upon acquisition of Chrysler Financial	-	-	-	-	-	-	673	-	-
Service cost - benefits earned	145	97	66	10	8	9	13	8	10
Interest cost on projected benefit obligation	168	155	143	24	24	21	84	62	66
Members’ contributions	48	47	43	-	-	-	-	-	-
Benefits paid	(129)	(123)	(122)	(10)	(9)	(9)	(76)	(53)	(53)
Actuarial (gains) losses	-	-	21	2	44	(9)	(1)	58	2
Change in foreign currency exchange rate	-	-	-	-	-	-	29	(26)	2
Change in actuarial assumptions	210	411	(182)	-	-	-	153	7	97
Plan amendments	-	-	-	-	-	10	-	-	6
Projected benefit obligation at end of period	3,199	2,757	2,170	444	418	351	2,039	1,164	1,108
Change in plan assets
Plan assets at fair value at beginning of period	2,829	2,473	2,138	-	-	-	755	743	770
Assets acquired upon acquisition of Chrysler Financial	-	-	-	-	-	-	579	-	-
Actual income on plan assets	114	92	73	-	-	-	16	11	13
Gain (loss) on disposal of investments	139	72	(138)	-	-	-	34	12	(11)
Members’ contributions	48	46	43	-	-	-	-	-	-
Employer’s contributions	185	193	583	10	9	9	25	15	14
Increase (decrease) in unrealized gains on investments	153	127	(130)	-	-	-	21	56	9
Change in foreign currency exchange rate	(39)	(43)	34	-	-	-	18	(25)	6
Benefits paid	(129)	(123)	(122)	(10)	(9)	(9)	(76)	(54)	(53)
General and administrative expenses	(9)	(8)	(8)	-	-	-	(4)	(3)	(5)
Plan assets at fair value at end of period	3,291	2,829	2,473	-	-	-	1,368	755	743
Excess (deficit) of plan assets
over projected benefit obligation	92	72	303	(444)	(418)	(351)	(671)	(409)	(365)
Unrecognized net loss from past experience, different
from that assumed, and effects of changes in assumptions	811	838	527	60	59	14	399	256	238
Unrecognized prior service costs	34	44	54	(23)	(27)	(32)	7	10	14
Employer’s contributions in fourth quarter	49	47	72	2	2	3	4	9	7
Prepaid pension asset (accrued benefit liability)	$986	$1,001	$956	$(405)	$(384)	$(366)	$(261)	$(134)	$(106)
Annual expense
Net pension expense includes the following components:
Service cost - benefits earned	$147	$99	$68	$10	$8	$9	$14	$9	$11
Interest cost on projected benefit obligation	168	155	143	24	24	21	84	63	68
Expected return on plan assets2	(183)	(170)	(131)	-	-	-	(71)	(46)	(59)
Actuarial losses (gains) recognized in expense	61	28	24	1	-	-	13	5	3
Amortization of plan amendment costs	10	10	10	(4)	(5)	(6)	3	7	3
Total expense	$203	$122	$114	$31	$27	$24	$43	$38	$26
Actuarial assumptions used to
determine the annual expense
Weighted-average discount rate for projected benefit
obligation3	5.81%	6.90%	7.13%	5.80%	6.70%	6.30%	5.58%	5.97%	6.42%
Weighted-average rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50	2.11	2.19	2.09
Weighted-average expected long-term rate of return on plan
assets4	6.41	6.75	6.75	n/a	n/a	n/a	6.82	6.70	6.95
Actuarial assumptions used to determine
the benefit obligation at end of period
Weighted-average discount rate for projected benefit obligation	5.42%	5.81%	6.90%	5.40%	5.80%	6.70%	4.95%	5.40%	5.94%
Weighted-average rate of compensation increase	3.50	3.50	3.50	3.50	3.50	3.50	2.03	2.19	2.09
1
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and Supplemental employee retirement plans. Other plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The plan assets and obligation of the TD Banknorth defined benefit pension plan and the TD Auto Finance retirement plans are measured as at October 31.

2	The actual return on plan assets for the principal pension plans was $360 million (2010 - $243 million; 2009 - $(169) million).
3
The Society was re-measured on October 31, 2008 using a 7.4% discount rate, reflecting the actuarial valuations as at October 31, 2008. The TDPP was measured on March 1, 2009, the commencement date of the TDPP, using an 8.3% discount rate.

4	Net of fees and expenses for the Society.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	57

The following table presents only those plans with projected benefit obligations in excess of plan assets at fair value.

Employee Future Benefit Plans' Obligations, Assets and Funded Status
(millions of Canadian dollars)				Principal Non-Pension
				Post-Retirement			Other Pension and
	Principal Pension Plans			Benefit Plan			Retirement Plans
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Projected benefit obligation at end of period	$-	$-	$13	$444	$418	$351	$2,039	$1,164	$782
Plan assets at fair value at end of period	-	-	1	-	-	-	1,368	755	413
Excess (deficit) of plan assets over
projected benefit obligation	$-	$-	$(12)	$(444)	$(418)	$(351)	$(671)	$(409)	$(369)

CASH FLOWS AND AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET
The Bank’s contributions to its principal pension plans, principal non-pension post-retirement benefit plan, and significant other pension and retirement plans are as follows:

Plan Contributions
(millions of Canadian dollars)	2011	2010	2009
Principal pension plans	$187	$168	$626
Principal non-pension post-retirement benefit plan	10	9	10
Other pension and retirement plans	20	17	18
Total	$217	$194	$654

Estimated Contributions
In 2012, the Bank or its subsidiaries expect to contribute $190 million to its principal pension plans, $15 million to its principal non-pension post-retirement benefit plan, and $32 million to its other pension and retirement plans. Future contribution amounts may change upon the Bank’s review of its contribution levels during the year.

Estimated Future Benefit Payments
Estimated future benefit payments under the principal pension plans are $137 million for 2012; $142 million for 2013; $146 million for 2014; $152 million for 2015; $157 million for 2016; and $867 million for 2017 to 2021.
Estimated future benefit payments under the principal non-pension post-retirement benefit plan are $15 million for 2012; $16 million for 2013; $17 million for 2014; $18 million for 2015; $20 million for 2016; and $120 million for 2017 to 2021.

The Bank recognized the following amounts in the Consolidated Balance Sheet for the year ended October 31:

Amounts Recognized in the Consolidated Balance Sheet
(millions of Canadian dollars)	2011	2010
Other assets
Principal pension plans	$986	$1,001
Other pension and retirement plans
CT defined benefit pension plan	63	64
TD Banknorth defined benefit retirement plan	125	158
TD Auto Finance retirement plans	26	-
Other employee future benefits - net	3	-
Prepaid pension expense	1,203	1,223
Other liabilities
Principal non-pension post-retirement benefit plan	405	384
Other pension and retirement plans
TD Banknorth defined benefit retirement plan	-	28
TD Auto Finance retirement plans	122	-
Supplemental employee retirement plans	353	328
Other employee future benefits - net	191	183
Accrued benefit liability	1,071	923
Net amount recognized as at October 31	$132	$300

NOTE 24 INTEGRATION AND RESTRUCTURING COSTS

As a result of acquisitions by the Bank and related integration and restructuring initiatives, the Bank incurred integration costs of $134 million during the year (2010 - $90 million; 2009 - $393 million). Integration costs include costs related to information technology, employee retention costs, external professional consulting charges, marketing costs (including customer communication and rebranding), and integration-related travel costs. In the Consolidated Statement of Income, integration costs are included in non-interest expenses.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	58

The Bank may also incur restructuring costs, which consist of certain termination benefits, the cost of amending certain executive employment and award agreements, contract termination costs, costs to consolidate facilities or relocate employees, and the write-down of long-lived assets due to impairment. During 2011, there were no restructuring costs that were incurred by the Bank (2010 - $17 million; 2009 - $36 million). In the Consolidated Statement of Income, these costs are included in restructuring costs.
As at October 31, 2011, the total unutilized balance of restructuring costs of $5 million (2010 - $11 million; 2009 - $20 million) shown in the following table is included in other liabilities in the Consolidated Balance Sheet:

Restructuring Costs
(millions of Canadian dollars)	2011				2010	2009
	Human
	resources	Real estate	Other	Total	Total	Total
Balance at beginning of year	$-	$9	$2	$11	$20	$29
Restructuring costs arising during the year:
U.S. Personal and Commercial Banking	-	-	-	-	17	36
Amount utilized during the year:
Wholesale Banking	-	1	-	1	2	5
U.S. Personal and Commercial Banking	-	3	2	5	22	37
Foreign exchange and other adjustments	-	-	-	-	(2)	(3)
Balance at end of year	$-	$5	$-	$5	$11	$20

NOTE 25 INCOME TAXES

The Bank recognizes both the current and future income tax of all transactions that have been recognized in the 2011 Consolidated Financial Statements. Future income tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. The Bank records a valuation allowance to the extent the future tax asset exceeds the amount that is more likely than not to be realized.

Provision for (Recovery of) Income Taxes
(millions of Canadian dollars)	2011	2010	2009
Provision for income taxes - Consolidated Statement of Income
Current income taxes	$1,415	$1,164	$(95)
Future income taxes	(116)	98	336
	1,299	1,262	241
Provision for income taxes - Statement of Other Comprehensive Income
Current income taxes	202	420	688
Future income taxes	(51)	548	798
	151	968	1,486
Income taxes - other non-income related items including business and other transition adjustments combinations
Current income taxes	(75)	-	(18)
Future income taxes	(78)	(421)	348
	(153)	(421)	330
Total provision for (recovery of) income taxes	$1,297	$1,809	$2,057
Current income taxes
Federal	$677	$878	$539
Provincial	434	539	297
Foreign	431	167	(261)
	1,542	1,584	575
Future income taxes
Federal	(26)	(25)	446
Provincial	(13)	(16)	238
Foreign	(206)	266	798
	(245)	225	1,482
Total provision for (recovery of) income taxes	$1,297	$1,809	$2,057

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	59

Reconciliation to Statutory Tax Rate
(millions of Canadian dollars, except as noted)	2011		2010		2009
Income taxes at Canadian statutory income tax rate	$1,983	28.1%	$1,761	30.5%	$1,006	31.8%
Increase (decrease) resulting from:
Dividends received	(214)	(3.0)	(283)	(4.9)	(333)	(10.5)
Rate differentials on international operations	(471)	(6.7)	(359)	(6.2)	(448)	(14.1)
Agreement with Canada Revenue Agency1	-	-	121	2.1	-	-
Other - net	1	-	22	0.3	16	0.4
Provision for income taxes and effective income tax rate	$1,299	18.4%	$1,262	21.8%	$241	7.6%
1
In 2010, the Bank reached an agreement with the Canada Revenue Agency (CRA) that resulted in a $121 million increase in the provision for income taxes. The agreement provides resolution to a number of outstanding tax matters related to certain discontinued strategies in the Wholesale Banking segment.

The net future income tax asset (liability) is composed of:

Net Future Income Tax Asset (Liability)1
(millions of Canadian dollars)	2011	2010
Future income tax assets
Allowance for credit losses	$508	$479
Premises and equipment	26	47
Deferred expense (income)	85	(78)
Goodwill	40	49
Employee benefits	573	484
Losses available for carry forward	130	259
Other	325	512
Total future income tax assets	1,687	1,752
Valuation allowance	(12)	(194)
Future income tax assets	1,675	1,558
Future income tax liabilities
Securities	(1,066)	(979)
Intangible assets	(516)	(723)
Employee benefits	(308)	(316)
Other	-	-
Total future income tax liabilities	(1,890)	(2,018)
Net future income tax liability2	$(215)	$(460)
1	Presentation for certain prior year numbers has been restated to be consistent with the current year presentation.
2
Included in the October 31, 2011 net future income tax liability are future income tax assets (liabilities) of $(393) million (2010 - $(432) million) in Canada, $178  million (2010 - $(12) million) in the United States and nil (2010 - $(16) million) in international jurisdictions.

Earnings of certain subsidiaries are subject to additional tax upon repatriation. The Bank has not recognized a future income tax liability for this additional tax since it does not currently plan to repatriate the undistributed earnings. If all the undistributed earnings of the operations of these subsidiaries were repatriated, estimated additional taxes payable would be $494 million as at October 31, 2011 (2010 - $409 million).

NOTE 26 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that the weighted-average number of common shares outstanding includes the potential dilutive effect of stock options granted by the Bank as determined under the treasury stock method. The treasury stock method determines the number of additional common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of the Bank’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. Such potential dilution is not recognized in a loss period.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	60

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	2011	2010	2009

Basic earnings per share
Net income available to common shareholders	$5,709	$4,450	$2,953
Average number of common shares outstanding (millions)	885.7	867.1	847.1
Basic earnings per share (dollars)	$6.45	$5.13	$3.49

Diluted earnings per share
Net income available to common shareholders	$5,709	$4,450	$2,953
Average number of common shares outstanding (millions)	885.7	867.1	847.1
Stock options potentially exercisable as determined under the treasury stock method (millions)1	4.4	5.0	3.0
Average number of common shares outstanding - diluted (millions)	890.1	872.1	850.1
Diluted earnings per share (dollars)1	$6.41	$5.10	$3.47
1
For 2011, the computation of diluted earnings per share did not exclude any options as there were no options where the option price was greater than the average market price of the Bank’s common shares. For 2010, the computation of diluted earnings per share excluded weighted-average options outstanding of 2,723 thousand with a weighted-average exercise price of $70.41 as the option price was greater than the average market price of the Bank’s common shares. For 2009, the computation of diluted earnings per share excluded weighted-average options outstanding of 14,292 thousand with a weighted-average exercise price of $64.44 as the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	61

NOTE 27 SEGMENTED INFORMATION

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking (CAD P&C) including TD Canada Trust, TD Insurance and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking (U.S. P&C), including TD Bank, America's Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. Integration charges related to the acquisition of Chrysler Financial and the Bank’s other activities are reported in the Corporate segment.
CAD P&C comprises the Bank’s personal and business banking in Canada and provides financial products and services to personal, small business, insurance, and commercial customers. Wealth Management provides investment products and services to institutional and retail investors and includes the Bank’s equity investment in TD Ameritrade. U.S. P&C provides commercial banking, mortgage banking and other financial services in the U.S., primarily in the Northeast and Mid-Atlantic regions and Florida. Wholesale Banking provides financial products and services to corporate, government, and institutional customers. The Bank’s other activities are grouped into the Corporate segment. The Corporate segment includes the effects of asset securitization programs, treasury management, general provision for credit losses in CAD P&C and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax benefits, and residual unallocated revenue and expenses.
Effective November 1, 2010, operating results and associated loans for the U.S. credit cards business were transferred from CAD P&C to U.S. P&C for segment reporting purposes. In addition, the Bank has implemented a change in its allocation methodologies whereby certain items previously reported in the Corporate segment are now being allocated to other segments. Prior period results were not reclassified. Effective July 4, 2011, executive responsibilities for the TD Insurance business were moved from Group Head, Canadian Banking, Auto Finance, and Credit Cards, TD to the Group Head, Wealth Management, Insurance and Corporate Shared Services, TD. The Bank is currently finalizing its future reporting format and will update its segmented information effective November 1, 2011. These changes will be applied retroactively to 2011.
The results of each business segment reflect revenue, expenses, and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximate the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of intangibles.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
As noted in Note 5, the Bank securitizes retail loans and receivables held by CAD P&C in transactions that are accounted for as sales. For the purpose of segmented reporting, CAD P&C accounts for the transactions as though they are financing arrangements. Accordingly, the interest income earned on the assets sold net of the funding costs incurred by the purchaser trusts is recorded in net interest income and impairment related to these assets is charged to provision for (reversal of) credit losses. This accounting is reversed in the Corporate segment and the gain recognized on sale which is in compliance with GAAP together with income earned on the retained interests net of credit losses incurred are included in other income.
The Bank purchases credit default swaps (CDS) to hedge the credit risk in Wholesale Banking’s corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period’s earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in volatility in earnings from period to period which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment.
As discussed in Note 3, the Bank reclassified certain debt securities from trading to the available-for-sale category effective August 1, 2008. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs, are reported in the Corporate segment.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	62

Results by Business Segment
(millions of Canadian dollars)						2011
	Canadian		U.S.
	Personal and		Personal and
	Commercial	Wealth	Commercial	Wholesale
	Banking	Management	Banking	Banking	Corporate	Total
Net interest income	$7,320	$423	$4,286	$1,603	$(801)	$12,831
Non-interest income	3,490	2,356	1,402	899	616	8,763
Provision for (reversal of) credit losses	820	-	666	22	(43)	1,465
Non-interest expenses	5,052	1,989	3,446	1,468	1,128	13,083
Income (loss) before income taxes	4,938	790	1,576	1,012	(1,270)	7,046
Provision for (recovery of) income taxes	1,327	221	320	199	(768)	1,299
Non-controlling interests in subsidiaries,
net of income taxes	-	-	-	-	104	104
Equity in net income of an associated company,
net of income taxes	-	207	-	-	39	246
Net income (loss)	$3,611	$776	$1,256	$813	$(567)	$5,889
Total assets
Balance sheet	$218,746	$21,766	$201,262	$212,765	$31,821	$686,360
Securitized1	67,740	-	-	3,989	(21,407)	50,322

						2010
Net interest income	$7,134	$336	$3,579	$1,815	$(1,321)	$11,543
Non-interest income	3,237	2,121	1,180	1,059	425	8,022
Provision for (reversal of) credit losses	1,046	-	646	25	(92)	1,625
Non-interest expenses	4,934	1,813	2,910	1,395	1,111	12,163
Income (loss) before income taxes	4,391	644	1,203	1,454	(1,915)	5,777
Provision for (recovery of) income taxes	1,296	197	230	588	(1,049)	1,262
Non-controlling interests in subsidiaries,
net of income taxes	-	-	-	-	106	106
Equity in net income of an associated company,
net of income taxes	-	194	-	-	41	235
Net income (loss)	$3,095	$641	$973	$866	$(931)	$4,644
Total assets
Balance sheet	$198,058	$20,836	$179,604	$188,824	$32,223	$619,545
Securitized1	65,615	-	-	4,023	(19,027)	50,611

						2009
Net interest income	$6,348	$270	$3,607	$2,488	$(1,387)	$11,326
Non-interest income	3,101	1,935	1,117	733	(352)	6,534
Provision for (reversal of) credit losses	1,155	-	948	164	213	2,480
Non-interest expenses	4,725	1,701	3,213	1,417	1,155	12,211
Income (loss) before income taxes	3,569	504	563	1,640	(3,107)	3,169
Provision for (recovery of) income taxes	1,097	159	(70)	503	(1,448)	241
Non-controlling interests in subsidiaries,
net of income taxes	-	-	-	-	111	111
Equity in net income of an associated company,
net of income taxes	-	252	-	-	51	303
Net income (loss)	$2,472	$597	$633	$1,137	$(1,719)	$3,120
Total assets
Balance sheet	$183,236	$20,592	$153,820	$164,939	$34,632	$557,219
Securitized1	57,659	-	-	4,057	(13,740)	47,976
1	Securitized assets continue to be reported under the segments the original loans originated from.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	63

RESULTS BY GEOGRAPHY
For reporting of geographic results, segments are grouped into Canada, United States and International. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

		Income before
	Total revenue	income taxes	Net income	Goodwill	Total assets
(millions of Canadian dollars)					2011
Canada	$13,693	$4,306	$3,216	$1,466	$387,328
United States	5,771	923	671	12,861	237,630
International	2,130	1,817	2,002	49	61,402
Total	$21,594	$7,046	$5,889	$14,376	$686,360

					2010
Canada	$12,741	$3,689	$2,637	$1,530	$355,021
United States	4,953	518	502	12,880	207,755
International	1,871	1,570	1,505	50	56,769
Total	$19,565	$5,777	$4,644	$14,460	$619,545

					2009
Canada	$12,154	$2,938	$2,256	$1,529	$329,454
United States	3,906	(1,265)	(541)	13,432	177,593
International	1,800	1,496	1,405	54	50,172
Total	$17,860	$3,169	$3,120	$15,015	$557,219

NOTE 28 RELATED-PARTY TRANSACTIONS

TRANSACTIONS WITH OFFICERS AND DIRECTORS AND THEIR AFFILIATES
The Bank makes loans to its officers and directors and their affiliates. Loans to directors and officers are on market terms and conditions unless, in the case of banking products and services for officers, otherwise stipulated under approved policy guidelines that govern all employees. The amounts outstanding are as follows:

Loans to Officers and Directors and their Associates
(millions of Canadian dollars)	2011	2010
Personal loans, including mortgages	$18	$11
Business loans	195	182
Total	$213	$193

In addition, the Bank offers deferred share and other plans to non-employee directors, executives and certain other key employees. See Note 23 for more details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.

TRANSACTIONS WITH EQUITY-ACCOUNTED INVESTEES

TD AMERITRADE
Pursuant to a Stockholders Agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank designated five of twelve members of TD Ameritrade’s Board of Directors including our CEO and two independent directors of TD.
A description of significant transactions of the Bank and its affiliates with TD Ameritrade is set forth below.

Insured Deposit Account (formerly known as Money Market Deposit Account) Agreement
The Bank is party to an insured deposit account (IDA) agreement with TD Ameritrade, pursuant to which the Bank makes available to clients of TD Ameritrade IDAs as designated sweep vehicles. TD Ameritrade provides marketing and support services with respect to the IDA. The Bank paid fees of $762 million in 2011 (2010 – $714 million; 2009 – $654 million) to TD Ameritrade for the deposit accounts. The fee paid by the Bank is based on the average insured deposit balance of $48.4 billion in 2011 (2010 – $39.2 billion) with a portion of the fee tied to the actual yield earned by the Bank on the investments, less the actual interest paid to clients of TD Ameritrade, with the balance based on an agreed rate of return. The Bank earns a flat fee of 25 basis points and is reimbursed for the cost of FDIC insurance premiums.
    As at October 31, 2011, amounts receivable from TD Ameritrade were $97 million (2010 – $53 million). As at October 31, 2011, amounts payable to TD Ameritrade were $84 million (2010 – $82 million).

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	64

SYMCOR
The Bank has a one-third ownership in Symcor Inc. (Symcor), a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During the year, the Bank paid $139 million (2010 – $135 million; 2009 – $164 million) for these services. As at October 31, 2011, the amount payable to Symcor was $12 million (2010 – $12 million).

NOTE 29 CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES, PLEDGED ASSETS, AND COLLATERAL

LITIGATION
The Bank and its subsidiaries are involved in various legal actions in the ordinary course of business. Contingent loss accruals are established when it becomes likely that the Bank will incur an expense and the amount can be reasonably estimated. The Bank may incur losses in addition to the amounts accrued where the loss is greater than estimated by management, or for matters when an unfavourable outcome is reasonably possible, but not probable. The Bank believes the estimate of the aggregate range of reasonably possible losses, in excess of contingent loss accruals, for its legal proceedings where it is possible to make such an estimate, is from nil to approximately $665 million as at October 31, 2011. This estimated aggregate range of reasonably possible losses is based upon currently available information for those proceedings in which the Bank is involved, taking into account the Bank’s best estimate of such losses for those cases which an estimate can be made. For certain cases, the Bank does not believe that an estimate can currently be made as many of them are in preliminary stages and certain cases have no specific amount claimed. The Bank’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of liability has yet to be determined. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate.
In management’s opinion, based on its current knowledge and after consultation with counsel, the Bank believes that the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, in light of the uncertainties involved in such proceedings, some of which are beyond the Bank’s control, it is possible that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

The following is a description of the Bank’s material legal proceedings.

Multidistrict Overdraft Litigation
TD Bank, N.A. has been named as a defendant in four putative nationwide class actions in challenging the manner in which it calculates and collects overdraft fees. The actions have all been transferred to the federal court in the Southern District of Florida for pre-trial proceedings in conjunction with similar actions pending against other banks. Plaintiffs challenge generally but not exclusively the manner in which debit transactions are batched and posted, by high to low amount rather than time of transaction. They claim that the posting method and related practices breach an implied covenant of good faith in the customer agreement, constitute unfair and deceptive acts and practices, cause a conversion of the customers’ property, and otherwise render the Bank liable for compensatory damages in the amount of all overdraft fees collected as a result of the challenged practices, punitive damages, injunctive relief terminating the challenged practices, and attorneys fees, costs and interest. The Bank’s motion to dismiss the actions has been denied, and discovery has commenced.

COMMITMENTS
Credit-related Arrangements
In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.
Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse and collateral security requirements as loans extended to customers. See also the Guarantees section below for further details.
Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.
Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers’ liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 6.
The values of credit instruments reported below represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	65

Credit Instruments
(millions of Canadian dollars)	2011	2010
Financial and performance standby letters of credit	$14,604	$14,299
Documentary and commercial letters of credit	271	262
Commitments to extend credit1
Original term to maturity of one year or less	28,595	28,206
Original term to maturity of more than one year	45,105	42,734
Total	$88,575	$85,501
1	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

In addition, the Bank is committed to fund $345 million (2010 - $423 million) of private equity investments.

Long-term Commitments or Leases
The Bank has obligations under long-term non-cancellable leases for premises and equipment. Future minimum operating lease commitments for premises and for equipment, where the annual rental is in excess of $100 thousand, is estimated at $621 million for 2012; $619 million for 2013; $587 million for 2014; $534 million for 2015, $483 million for 2016, and $2,677 million for 2017 and thereafter.
Future minimum capital lease commitments where the annual payment is in excess of $100 thousand, is estimated at $34 million for 2012; $33 million for 2013; $32 million for 2014; $18 million for 2015, $14 million for 2016, and $18 million for 2017 and thereafter.
The premises and equipment net rental expense, included under non-interest expenses in the Consolidated Statement of Income, for the year ended October 31, 2011 was $876 million (2010 - $786 million; 2009 - $844 million).

Pledged Assets, Repurchase Agreements and Collateral
In the ordinary course of business, securities and other assets are pledged against liabilities. As at October 31, 2011, securities and other assets with a carrying value of $49 billion (2010 - $46 billion) were pledged in respect of securities sold short or under repurchase agreements. As at October 31, 2011, $7.4 billion (2010 - $2.2 billion) of consumer instalment and other personal loan assets were also pledged in respect of covered bonds issued by the Bank. These assets were sold by the Bank to a VIE which is consolidated by the Bank. In addition, as at October 31, 2011, assets with a carrying value of $18 billion (2010 - $17 billion) were deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.
In the ordinary course of business, the Bank enters into security lending arrangements where it agrees to lend unpaid customer securities, or its own securities, to borrowers on a fully collateralized basis. Securities lent as at October 31, 2011 amounted to $16 billion (2010 - $12 billion).
In addition, the Bank may accept financial assets as collateral that the Bank is permitted to sell or repledge in the absence of default. These transactions are conducted under terms that are usual and customary to standard lending, and security borrowing and lending activities. As at October 31, 2011, the fair value of financial assets accepted as collateral that the Bank is permitted to sell or repledge in the absence of default is $26.2 billion (2010 - $24.2 billion). The fair value of financial assets accepted as collateral that has been sold or repledged (excluding cash collateral) was $8.6 billion as at October 31, 2011 (2010 - $6.7 billion).

Assets Sold with Recourse
In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets in which the Bank may have an obligation to repurchase the assets. The nature of these representations and warranties are for the Bank, as the seller, to represent that the Bank has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank. A contingent repurchase obligation does not by itself preclude sale treatment if the transferor does not maintain effective control over the specific transferred assets as at the date of transfer.

GUARANTEES

Guarantees issued by the Bank include contracts that require payments to be made to the guaranteed party based on: (i) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of another third party to pay its indebtedness when due. Guarantees are initially measured and recorded at their fair value. The Bank’s release from risk is recognized over the term of the guarantee using a systematic and rational amortization method. If the guarantee qualifies as a derivative, they are remeasured at fair value at each balance sheet date and reported as derivatives in other assets or other liabilities as appropriate. The following types of transactions represent the principal guarantees that the Bank has entered into.

Assets Sold with Contingent Repurchase Obligations
The Bank sells mortgage loans to the TD Mortgage Fund (the “Fund”), a mutual fund managed by the Bank. The mortgage loans are fully collateralized by residential properties and are government guaranteed. The Bank continues to service the mortgages. As part of its servicing responsibilities, the Bank has an obligation to repurchase mortgage loans when they default for an amount equal to their carrying amount. Any losses on the repurchased defaulted mortgages are recovered through the government guarantee. In addition, if the Fund experiences a liquidity event such that it does not have sufficient cash to honour unitholder redemptions, it has the option to sell the mortgage loans back to the Bank at their fair value. These contingent repurchase obligations do not preclude sale treatment as the Bank does not maintain effective control over these mortgage loans as at the date of transfer. Generally, the term of these agreements do not exceed five years.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	66

Credit Enhancements
The Bank guarantees payments to counterparties in the event that third party credit enhancements supporting asset pools are insufficient. Generally, the term of these credit facilities do not exceed 13 years.

Written Options
Written options are agreements under which the Bank grants the buyer the future right, but not the obligation, to sell or buy at or by a specified date, a specific amount of a financial instrument at a price agreed when the option is arranged and which can be physically or cash settled.
Written options can be used by the counterparty to hedge foreign exchange, equity, credit, commodity and interest rate risks. The Bank does not track, for accounting purposes, whether its clients enter into these derivative contracts for trading or hedging purposes and has not determined if the guaranteed party has the asset or liability related to the underlying. Accordingly, the Bank cannot ascertain which contracts are guarantees under the definition contained in the accounting guideline for disclosure of guarantees. The Bank employs a risk framework to define risk tolerances and establishes limits designed to ensure that losses do not exceed acceptable, pre-defined limits. Due to the nature of these contracts, the Bank cannot make a reasonable estimate of the potential maximum amount payable to the counterparties. The total notional principal amount of the written options as at October 31, 2011 is $126 billion (2010 - $120 billion).

Indemnification Agreements
In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevents the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.
The Bank also indemnifies directors, officers and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank’s request, to another entity.

The table below summarizes as at October 31, the maximum potential amount of future payments that could be made under guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

Maximum Potential Amount of Future Payments
(millions of Canadian dollars)	2011	2010
Financial and performance standby letters of credit	$14,428	$14,057
Assets sold with contingent repurchase obligations	1,357	1,510
Credit enhancements and other	176	242
Total	$15,961	$15,809

NOTE 30 INTEREST RATE RISK

The Bank earns and pays interest on certain assets and liabilities. To the extent that the assets, liabilities and financial instruments mature or reprice at different points in time, the Bank is exposed to interest rate risk. The table on the following page details interest-rate sensitive instruments by the earlier of the maturity or repricing date. Contractual repricing dates may be adjusted according to management’s estimates for prepayments or early redemptions that are independent of changes in interest rates. Certain assets and liabilities are shown as non-rate sensitive although the profile assumed for actual management may be different. Derivatives are presented in the floating rate category.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	67

Interest Rate Risk
(billions of Canadian dollars, except as noted)								2011
				Total	Over 1		Non-
	Floating	Within 3	3 months	within	year to	Over	interest
	rate	months	to 1 year	1 year	5 years	5 years	sensitive	Total
Assets
Cash resources and other	$5.2	$17.6	$0.9	$23.7	$-	$-	$0.4	$24.1
Effective yield		0.2%	0.9%		-%	-%
Trading securities	$0.6	$6.3	$12.3	$19.2	$16.6	$8.4	$24.1	$68.3
Effective yield		1.3%	0.8%		2.5%	3.0%
Available-for-sale	$0.2	$58.1	$12.5	$70.8	$32.1	$10.0	$4.4	$117.3
Effective yield		0.4%	1.4%		1.6%	1.0%
Held-to-maturity	$-	$0.5	$1.4	$1.9	$5.1	$-	$-	$7.0
Effective yield		3.4%	2.4%		2.6%	-%
Securities purchased under
reverse repurchase agreements	$5.3	$32.9	$12.4	$50.6	$2.0	$-	$1.0	$53.6
Effective yield		0.8%	0.4%		1.9%	-%
Loans	$8.7	$183.7	$27.7	$220.1	$62.7	$14.8	$5.9	$303.5
Effective yield		2.0%	3.3%		3.8%	4.6%
Other	$68.2	$-	$-	$68.2	$-	$-	$44.4	$112.6
Total assets	$88.2	$299.1	$67.2	$454.5	$118.5	$33.2	$80.2	$686.4
Liabilities and shareholders’ equity
Trading deposits	$-	$20.3	$7.9	$28.2	$0.2	$0.4	$0.8	$29.6
Effective yield		0.4%	0.6%		1.1%	2.1%
Other deposits	$149.1	$57.8	$34.7	$241.6	$52.4	$2.2	$155.3	$451.5
Effective yield		0.8%	1.4%		2.4%	7.8%
Obligations related to securities sold short	$24.4	$-	$-	$24.4	$-	$-	$-	$24.4
Obligations related to securities
sold under repurchase agreements	$0.6	$25.0	$-	$25.6	$-	$-	$-	$25.6
Effective yield		0.7%	-%		-%	-%
Subordinated notes and debentures	$-	$0.1	$0.2	$0.3	$6.2	$5.2	$-	$11.7
Effective yield		1.7%	7.0%		5.2%	5.4%
Other	$71.1	$-	$-	$71.1	$-	$-	$25.6	$96.7
Shareholders’ equity	$-	$-	$-	$-	$3.4	$-	$43.5	$46.9
Total liabilities and shareholders’ equity	$245.2	$103.2	$42.8	$391.2	$62.2	$7.8	$225.2	$686.4
Net position	$(157.0)	$195.9	$24.4	$63.3	$56.3	$25.4	$(145.0)	$-
								2010
Total assets	$83.7	$264.6	$48.3	$396.6	$118.8	$27.8	$76.3	$619.5
Total liabilities and shareholders' equity	231.1	86.3	48.0	365.4	59.3	3.7	191.1	619.5
Net position	$(147.4)	$178.3	$0.3	$31.2	$59.5	$24.1	$(114.8)	$-

Interest Rate Risk by Category
(billions of Canadian dollars)								2011
				Total	Over 1		Non-
	Floating	Within	3 months	within	year to	Over	interest
	rate	3 months	to 1 year	1 year	5 years	5 years	sensitive	Total
Canadian currency	$(104.9)	$141.4	$7.0	$43.5	$21.0	$3.4	$(61.2)	$6.7
Foreign currency	(52.1)	54.5	17.4	19.8	35.3	22.0	(83.8)	(6.7)
Net position	$(157.0)	$195.9	$24.4	$63.3	$56.3	$25.4	$(145.0)	$-

								2010
Canadian currency	$(91.1)	$122.5	$(4.5)	$26.9	$17.0	$8.1	$(60.7)	$(8.7)
Foreign currency	(56.3)	55.8	4.8	4.3	42.5	16.0	(54.1)	8.7
Net position	$(147.4)	$178.3	$0.3	$31.2	$59.5	$24.1	$(114.8)	$-

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	68

NOTE 31 CREDIT RISK

Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank’s portfolio could be sensitive to changing conditions in particular geographic regions.

Concentration of Credit Risk
(millions of Canadian dollars, except as noted)
	Loans and customers' liability				Derivative financial
	under acceptances 1		Credit instruments 2,3		instruments4,5
	2011	2010	2011	2010	2011	2010
Canada	71%	72%	58%	56%	35%	34%
United States6	27	26	37	36	20	20
United Kingdom	-	1	2	2	19	14
Europe - other7	1	1	2	2	20	24
International	1	-	1	4	6	8
Total	100%	100%	100%	100%	100%	100%
	$311,310	$277,610	$88,575	$85,501	$59,645	$51,071
1
Of the total loans and customers’ liability under acceptances, the only industry segment which equalled or exceeded 5% of the total concentration as at October 31, 2011 was: Real estate 9% (2010 - 10%).

2
As at October 31, 2011, the Bank had commitments and contingent liability contracts in the amount of $88,575 million (2010 - $85,501 million). Included are commitments to extend credit totalling $73,700 million (2010 - $70,940 million), of which the credit risk is dispersed as detailed in the table above.

3
Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2011: Financial institutions 20% (2010 - 22%); , pipelines, oil and gas 12% (2010 - 11%); government, public sector entities and education 8% (2010 - 9%); sundry manufacturing and wholesale 7% (2010 - 3%); power and utilities 7% (2010 - 6%); telecommunications, cable and media 7% (2010 - 7%); automotive 6% (2010 - 3%).

4
As at October 31, 2011, the current replacement cost of derivative financial instruments amounted to $59,645 million (2010 - $51,071 million). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.

5
The largest concentration by counterparty type was with financial institutions (including non banking financial institutions), which accounted for 83% of the total (2010 - 79%). The second largest concentration was with governments, which accounted for 11% of the total (2010 - 13%). No other industry segment exceeded 5% of the total.

6	Debt securities classified as loans were 1% (2010 - 2%) of the total loans and customers’ liability under acceptances.
7	Debt securities classified as loans were 1% (2010 - 1%) of the total loans and customers’ liability under acceptances.

The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.

Gross Maximum Credit Risk Exposure
(millions of Canadian dollars)	2011	2010
Cash and due from banks	$2,137	$1,625
Interest-bearing deposits with banks	21,015	19,136
Securities1
Trading
Government and government-insured securities	29,880	23,921
Other debt securities	10,045	9,206
Retained Interest	1,289	1,437
Available-for-sale
Government and government-insured securities	83,064	59,761
Other debt securities	32,263	40,589
Held-to-maturity
Government and government-insured securities	6,488	9,119
Other debt securities	502	596
Securities purchased under reverse repurchase agreements	53,599	50,658
Loans
Residential mortgages	86,707	71,419
Consumer instalment and other personal	109,804	100,343
Credit card	8,678	8,578
Business and government	92,123	82,225
Debt securities classified as loans	6,183	7,288
Customers’ liability under acceptances	7,815	7,757
Derivatives2	100,702	85,995
Other assets	12,585	14,092
Total assets	664,879	593,745
Credit instruments3	88,575	85,501
Unconditionally cancellable commitments to extend credit relating to personal lines of credit and credit card lines	124,731	118,255
Total credit exposure	$878,185	$797,501
1	Excludes equity securities.
2	The gross maximum credit exposure for derivatives is based on the credit equivalent amount. The amounts exclude exchange traded derivatives. See Note 7.
3
The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. See Note 29.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	69

Credit Quality of Financial Assets
The following table provides the on and off-balance sheet exposures by risk-weight for certain financial assets that are subject to the standardized approach to credit risk. Under the standardized approach, assets receive an OSFI-prescribed risk-weight based on factors including counterparty type, product type, collateral and external credit assessments. These assets relate primarily to the Bank’s U.S. Personal and Commercial Banking portfolio. Refer to the Managing Risk - Credit Risk section of the MD&A for a discussion on the risk rating for the standardized approach.

Financial Assets Subject to the Standardized Approach by Risk-Weights
(millions of Canadian dollars)								2011
	0%	20%	35%	50%	75%	100%	150%	Total
Loans
Residential mortgages	$71	$203	$11,155	$-	$1,516	$172	$2	$13,119
Consumer instalment and other personal	-	423	2,987	-	20,800	59	151	24,420
Credit card	-	-	-	-	1,064	-	12	1,076
Business and government	2,235	1,560	-	-	2,646	36,320	1,562	44,323
Debt securities classified as loans	-	183	-	-	-	15	-	198
Total loans	2,306	2,369	14,142	-	26,026	36,566	1,727	83,136
Securities - held-to-maturity	-	-	-	-	-	-	-	-
Securities purchased under reverse
repurchase agreement	-	1,993	-	-	-	-	-	1,993
Customers' liability under acceptances	-	-	-	-	-	1	-	1
Other assets1	10,148	1,668	-	-	-	-	-	11,816
Total assets	12,454	6,030	14,142	-	26,026	36,567	1,727	96,946
Off-balance sheet credit instruments	11	1,813	-	-	693	11,506	-	14,023
Total	$12,465	$7,843	$14,142	$-	$26,719	$48,073	$1,727	$110,969

								2010
Loans
Residential mortgages	$52	$245	$8,102	$-	$1,525	$148	$2	$10,074
Consumer instalment and other personal	-	582	2,469	-	13,852	40	44	16,987
Credit card	-	-	-	-	916	-	18	934
Business and government	1,014	1,395	-	-	2,330	36,497	1,142	42,378
Debt securities classified as loans	-	284	-	-	-	19	-	303
Total loans	1,066	2,506	10,571	-	18,623	36,704	1,206	70,676
Securities - held-to-maturity	-	-	-	-	-	-	-	-
Securities purchased under reverse
repurchase agreement	-	2,040	-	-	-	-	-	2,040
Customers' liability under acceptances	-	-	-	-	-	5	-	5
Other assets1	35	1,063	-	-	-	-	-	1,098
Total assets	1,101	5,609	10,571	-	18,623	36,709	1,206	73,819
Off-balance sheet credit instruments	9	1,849	-	-	659	9,824	-	12,341
Total	$1,110	$7,458	$10,571	$-	$19,282	$46,533	$1,206	$86,160
1	Other assets include amounts due from banks and interest-bearing deposits with banks.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	70

The following tables provide the on and off-balance sheet exposures by risk rating for certain non-retail and retail financial assets that are subject to the Advanced Internal Rating Based (AIRB) approach to credit risk in the Basel II Capital Accord. Under the AIRB approach, assets receive a risk rating based on internal models of the Bank’s historical loss experience (by counterparty type) and on other key risk assumptions. Refer to the Managing Risk - Credit Risk section of the MD&A for a discussion on the credit risk rating for non-retail and retail exposures subject to the AIRB approach.

Non-Retail Financial Assets Subject to the AIRB Approach by Risk Rating
(millions of Canadian dollars)					2011
		Non-
	Investment	Investment	Watch and	Impaired/
	grade	grade	classified	defaulted	Total
Loans
Residential mortgages	$41,353	$-	$-	$-	$41,353
Consumer instalment and other personal	31,644	37	-	-	31,681
Business and government	22,671	19,309	678	117	42,775
Debt securities classified as loans	5,061	486	538	-	6,085
Total loans	100,729	19,832	1,216	117	121,894
Securities - held-to-maturity	6,990	-	-	-	6,990
Securities purchased under reverse repurchase agreement	47,894	3,712	-	-	51,606
Customers' liability under acceptances	3,866	3,867	79	2	7,814
Other assets1	10,092	98	10	-	10,200
Total assets	169,571	27,509	1,305	119	198,504
Off-balance sheet credit instruments	51,935	5,614	71	5	57,625
Total	$221,506	$33,123	$1,376	$124	$256,129

					2010
Loans
Residential mortgages	$37,285	$-	$-	$-	$37,285
Consumer instalment and other personal	32,616	153	-	-	32,769
Business and government	17,648	16,668	719	224	35,259
Debt securities classified as loans	6,414	151	495	-	7,060
Total loans	93,963	16,972	1,214	224	112,373
Securities - held-to-maturity	9,715	-	-	-	9,715
Securities purchased under reverse repurchase agreement	42,146	6,359	113	-	48,618
Customers' liability under acceptances	3,948	3,699	101	4	7,752
Other assets1	18,684	4	1	-	18,689
Total assets	168,456	27,034	1,429	228	197,147
Off-balance sheet credit instruments	44,612	5,071	174	9	49,866
Total	$213,068	$32,105	$1,603	$237	$247,013
1	Other assets include amounts due from banks and interest-bearing deposits with banks.

Retail Financial Assets Subject to the AIRB Approach by Risk Rating1
(millions of Canadian dollars)						2011
	Low risk	Normal risk	Medium risk	High risk	Default	Total
Loans
Residential mortgages	$10,089	$14,399	$6,390	$1,278	$141	$32,297
Consumer instalment and other personal	7,417	21,968	19,240	5,290	281	54,196
Credit card	892	2,212	2,887	1,857	62	7,910
Business and government	259	2,190	2,241	1,370	73	6,133
Total loans	18,657	40,769	30,758	9,795	557	100,536
Total assets	18,657	40,769	30,758	9,795	557	100,536
Off-balance sheet credit instruments	20,247	16,933	5,916	1,316	5	44,417
Total	$38,904	$57,702	$36,674	$11,111	$562	$144,953

						2010
Loans
Residential mortgages	$8,069	$10,156	$4,556	$1,230	$112	$24,123
Consumer instalment and other personal	6,550	22,166	17,047	5,060	241	51,064
Credit card	714	2,012	2,848	2,301	61	7,936
Business and government	218	1,944	2,088	1,355	71	5,676
Total loans	15,551	36,278	26,539	9,946	485	88,799
Total assets	15,551	36,278	26,539	9,946	485	88,799
Off-balance sheet credit instruments	17,680	16,179	6,125	1,432	5	41,421
Total	$33,231	$52,457	$32,664	$11,378	$490	$130,220
1
Credit exposures relating to the Bank's insurance subsidiaries have been excluded. The financial instruments held by the insurance subsidiaries are mainly comprised of available-for-sale securities and securities designated as trading under the fair value option, which are carried at fair value on the Consolidated Balance Sheet.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	71

NOTE 32 REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.
The Bank’s objectives include:
•	To be an appropriately capitalized financial institution as determined by:
- The Bank’s Risk Appetite Statement;
- Capital requirements defined by relevant regulatory authorities; and,
- The Bank’s internal assessment of capital requirements consistent with the Bank’s risk tolerance levels.
•	To have the most economically achievable weighted average cost of capital (after tax), consistent with preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
- Insulate the Bank from unexpected events;
- Facilitate acquisitions; or,
- Support business expansion.
•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain accessibility to required funding.

The Bank’s Total capital consists of two tiers of capital approved under OSFI’s regulatory capital guidelines.
Tier 1 capital includes items such as common shares and preferred shares, retained earnings, contributed surplus, innovative capital instruments and qualifying non-controlling interests in subsidiaries. Tier 1 capital is reduced by items such as goodwill and net intangible assets (in excess of the 5% limit), 50% of the shortfall in allowances related to the Internal Ratings Based (IRB) approach portfolios, 50% of substantial investments and deductions from securitization investments.
Tier 2 capital includes items such as the general allowance for standardized portfolios and subordinated notes and debentures. Tier 2 capital is reduced by items such as 50% of the shortfall in allowances related to IRB approach portfolios, 50% of substantial investments, investments in insurance subsidiaries and deductions from securitization investments.
For regulatory capital purposes, insurance subsidiaries continue to be deconsolidated and reported as a deduction from capital. Insurance subsidiaries are subject to their own capital adequacy reporting such as OSFI’s Minimum Continuing Capital Surplus Requirements and the Minimum Capital Test. Currently, for regulatory capital purposes, all the entities of the Bank are either consolidated or deducted from capital and there are no entities from which surplus capital is recognized.
During the year ended October 31, 2011, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. The Bank’s regulatory capital position as at October 31 was as follows:

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	2011	2010
Tier 1 capital	$28,503	$24,386
Tier 1 capital ratio1	13.0%	12.2%
Total capital2	$34,978	$31,070
Total capital ratio3	16.0%	15.5%
Assets-to-capital multiple4	17.2	17.5
1	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
2	Total capital includes Tier 1 and Tier 2 capital.
3	Total capital ratio is calculated as Total capital divided by RWA.
4
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI’s target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

NOTE 33 RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A, relating to credit, market and liquidity risks are an integral part of the 2011 Consolidated Financial Statements.

NOTE 34 TRANSITION TO IFRS

As noted in Note 1, the Bank is transitioning to IFRS effective for interim and annual periods beginning November 1, 2011. The Bank is required to prepare an opening IFRS Balance Sheet as at November 1, 2010, the date of transition to IFRS which forms the starting point for its financial reporting in accordance with IFRS.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	72

In preparing the opening IFRS Balance Sheet as at November 1, 2010 the Bank has applied the requirements of IFRS 1. IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS. However, IFRS 1 provides for certain elective exemptions and certain mandatory exceptions from full retrospective application of IFRS as further described herein. The relevant mandatory exceptions include:
•	Derecognition of Financial Instruments (Securitizations)
•	Hedge Accounting

The elective exemptions taken by the Bank include:
•	Employee Benefits
•	Business Combinations
•	Designation of Financial Instruments
•	Cumulative Translation Differences

All other adjustments below relate to differences between Canadian GAAP and IFRS. The Bank’s estimates under IFRS are consistent with estimates previously made under Canadian GAAP at the same date, after adjusting for differences in accounting policies.
The following is a reconciliation of the Bank’s opening balance sheet from Canadian GAAP to IFRS.
Reconciliation of Consolidated Balance Sheet from Canadian GAAP to IFRS
(millions of Canadian dollars)							As at
							Nov. 1, 2010
		Effect of Transition to IFRS 1
		Mandatory	Elective
		Exceptions	Exemptions	Other	Presentation
Canadian GAAP		under IFRS 1	under IFRS 1	Adjustments	Changes 2		IFRS
ASSETS							ASSETS
Cash and due from banks	$2,574	-	-	-	-	$2,574	Cash and due from banks
Interest-bearing deposits							Interest-bearing deposits
with banks	19,136	-	-	-	-	19,136	with banks
	21,710	-	-	-	-	21,710
Securities
Trading	59,542	5,494	-	(795)	(546)	63,695	Trading loans, securities and other
	-	-	-	-	51,470	51,470	Derivatives2
							Financial assets designated at fair value
	-	(918)	-	-	3,068	2,150	through profit or loss
Available-for-sale	102,355	(25,727)	9,936	123	-	86,687	Available-for-sale securities
Held-to-maturity	9,715	-	(9,715)	-	-	-
	171,612	(21,151)	221	(672)	53,992	204,002
Securities purchased under							Securities purchased under
reverse repurchase agreements	50,658	-	-	-	-	50,658	reverse repurchase agreements
Loans							Loans
Residential mortgages	71,482	65,211	22	(384)	(150)	136,181	Residential mortgages
Consumer instalment and other personal	100,821	-	-	6,554	-	107,371	Consumer instalment and other personal
Credit card	8,870	-	-	-	-	8,870	Credit card
Business and government	83,398	-	-	(74)	(123)	83,205	Business and government
Debt securities classified as loans	7,591	-	-	-	-	7,591	Debt securities classified as loans
	272,162	65,211	22	6,096	(273)	343,218
Allowance for loan losses	(2,309)	-	-	-	-	(2,309)	Allowance for loan losses
Loans, net of allowance for loan losses	269,853	65,211	22	6,096	(273)	340,909	Loans, net of allowance for loan losses
Other							Other
Customers’ liability under acceptances	7,757	-	-	-	-	7,757	Customers’ liability under acceptances
Investment in TD Ameritrade	5,485	-	-	(47)	-	5,438	Investment in TD Ameritrade
Derivatives2	51,675	(220)	-	15	(51,470)	-
Goodwill	14,460	-	(2,147)	-	-	12,313	Goodwill
Other intangibles	2,093	-	(289)	-	-	1,804	Intangibles
Lands, buildings and equipment	4,247	-	2	-	-	4,249	Land, buildings and equipment, and
							other depreciable assets
Current tax receivable	-	-	-	-	623	623	Current income tax receivable
Future income tax assets	-	299	297	249	200	1,045	Deferred tax assets
Other assets	19,995	656	(829)	(199)	(2,722)	16,901	Other assets
	105,712	735	(2,966)	18	(53,369)	50,130
Total assets	$619,545	44,795	(2,723)	5,442	350	$667,409	Total assets
1	Refer to the notes following the IFRS opening Consolidated Balance Sheet for a description of significant measurement and presentation differences between Canadian GAAP and IFRS.
2	Certain comparative amounts have been reclassified to conform to the new IFRS presentation adopted on transition date.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	73

Reconciliation of Consolidated Balance Sheet from Canadian GAAP to IFRS
(millions of Canadian dollars)							As at
							Nov. 1, 2010
		Effect of Transition to IFRS1
		Mandatory	Elective
		Exceptions	Exemptions	Other	Presentation
Canadian GAAP		under IFRS 1	under IFRS 1	Adjustments	Changes 3		IFRS
LIABILITIES							LIABILITIES
	$-	-	-	-	22,991	$22,991	Trading deposits3
	-	-	-	-	52,552	52,552	Derivatives3
	-	27,256	-	-	-	27,256	Securitization liabilities at fair value
							Financial liabilities designated at fair value
	-	-	-	31	-	31	through profit or loss
	-	27,256	-	31	75,543	102,830
Deposits							Deposits
Personal	249,251	-	-	-	-	249,251	Personal
Banks	12,508	-	-	(7)	-	12,501	Banks
Business and government	145,221	-	-	(2,100)	-	143,121	Business and government
Trading3	22,991	-	-	-	(22,991)	-
	429,971	-	-	(2,107)	(22,991)	404,873
Other							Other
Acceptances	7,757	-	-	-	-	7,757	Acceptances
Obligations related to securities sold short	23,695	-	-	(4)	-	23,691	Obligations related to securities sold short
Obligations related to securities sold							Obligations related to securities sold
under repurchase agreements	25,426	(3,235)	-	-	-	22,191	under repurchase agreements
Derivatives3	53,685	(1,101)	-	(32)	(52,552)	-
	-	23,078	-	-	-	23,078	Securitization liabilities at amortized cost
	-	-	-	-	440	440	Provisions
Current income tax payable	352	63	-	3	623	1,041	Current income tax payable
Future income tax liabilities	460	77	(45)	79	200	771	Deferred tax liabilities
Other liabilities	21,316	(928)	159	6,056	(913)	25,690	Other liabilities
	132,691	17,954	114	6,102	(52,202)	104,659
Subordinated notes and debentures	12,506	-	(2)	(255)	-	12,249	Subordinated notes and debentures
Liability for preferred shares	582	-	-	-	-	582	Liability for preferred shares
Liability for capital trust securities	-	-	-	2,344	-	2,344	Liability for capital trust securities
Non-controlling interests in subsidiaries3	1,493	-	-	-	(1,493)	-
Total liabilities including
Non-controlling interest	577,243	45,210	112	6,115	(1,143)	627,537	Total liabilities

SHAREHOLDERS' EQUITY							EQUITY
Common shares	16,730	-	(926)	-	-	15,804	Common shares
Preferred shares	3,395	-	-	-	-	3,395	Preferred shares
Treasury shares - common	(91)	-	-	-	-	(91)	Treasury shares - common
Treasury shares - preferred	(1)	-	-	-	-	(1)	Treasury shares - preferred
Contributed surplus	305	-	(85)	15	-	235	Contributed surplus
Retained earnings2	20,959	(513)	(4,936)	(729)	-	14,781	Retained earnings
Accumulated other comprehensive							Accumulated other comprehensive
income (loss)2	1,005	98	3,112	41	-	4,256	income (loss)
	42,302	(415)	(2,835)	(673)	-	38,379
	-	-	-	-	1,493	1,493	Non-controlling interests in subsidiaries3
Total shareholders' equity	42,302	(415)	(2,835)	(673)	1,493	39,872	Total equity
Total liabilities and
shareholders' equity	$619,545	44,795	(2,723)	5,442	350	$667,409	Total liabilities and equity
1	Refer to the notes following the IFRS opening Consolidated Balance Sheet for a description of significant measurement and presentation differences between Canadian GAAP and IFRS.
2
Included in the elective exemptions under IFRS 1 are adjustments related to the Bank’s election for cumulative translation differences of $2,947 million. As discussed in Note 34(f), this adjustment has no resulting net impact on equity.

3	Certain comparative amounts have been reclassified to conform to the new IFRS presentation adopted on transition date.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	74

The following table is a reconciliation of the Bank’s equity, previously reported in accordance with Canadian GAAP, to its equity in accordance with IFRS, as at November 1, 2010.

Reconciliation of Consolidated Equity from Canadian GAAP to IFRS
(millions of Canadian dollars)		As at
	Section	Nov. 1, 2010
Equity under Canadian GAAP 1		$42,302
Effect of transition to IFRS
Mandatory exception under IFRS 1:
Derecognition of financial instruments (securitizations)	(a)	(415)
Hedge accounting	(b)	-
		$(415)
Elective exemptions under IFRS 1:
Employee benefits	(c)(i)	(820)
Business combinations	(d)	(2,180)
Designation of financial instruments	(e)	165
Cumulative translation differences	(f)	-
		$(2,835)
Other adjustments:
Loan origination costs	(g)	(391)
Consolidation	(h)	(82)
Employee benefits	(c)(ii)	(77)
Share-based payments	(i)	(107)
Income taxes 2	(j)	(72)
Equity securities classified as available-for-sale with no quoted market price	(k)	90
Other	(l)	(34)
		$(673)
Presentation differences:
Non-controlling interests in subsidiaries	(m)	1,493
Total effect of transition to IFRS		(2,430)
Equity under IFRS		$39,872
1	‘Equity’ was referred to as ‘Shareholders’ Equity’ under Canadian GAAP and did not include non-controlling interests in subsidiaries.
2	Income taxes relates to all IAS 12 adjustments. All other adjustments are net of income taxes.

DESCRIPTION OF SIGNIFICANT MEASUREMENT AND PRESENTATION DIFFERENCES BETWEEN CANADIAN GAAP AND IFRS
Set forth below are the Bank’s key differences between Canadian GAAP and IFRS, including elections and financial statement presentation changes.

(a) Derecognition of Financial Instruments (Securitizations): Mandatory Exception
The Bank has elected to apply the derecognition provisions of IAS 39, Financial Instruments: Recognition and Measurement, on a retrospective basis for transactions occurring on or after January 1, 2004. In accordance with an OSFI statement issued February 2011, transactions occurring before January 1, 2004 were not adjusted upon transition to IFRS pursuant to IFRS 1. IFRS 1 permits the Bank to apply the derecognition provisions of IAS 39 to all transactions occurring before a date of the Bank’s choosing, provided the information required to apply IAS 39 was obtained at the time of initially accounting for those transactions.
Under Canadian GAAP, the Bank derecognized financial assets that were transferred in a securitization to an SPE when control over the financial assets was transferred to third parties and consideration other than a beneficial interest in the transferred assets was received. A gain or loss on sale of the financial assets was recognized immediately in other income after the effects of hedges on the financial assets sold, if applicable. For transfers of certain mortgage backed securities (MBS) under the Canada Mortgage and Housing Corporation (CMHC) Canada Mortgage Bond (CMB) Program to the Canada Housing Trust (CHT), the Bank also enters into a seller swap with CHT.  Under the seller swap agreement the Bank receives MBS interests and agrees to pay CMB interests to CHT. This seller swap was recorded as a derivative under Canadian GAAP at the time of sale. The seller swap agreement also requires the Bank to establish a segregated account for reinvestment (the “Principal Reinvestment Account” or “PRA”) of any payments it receives that constitutes principal repayment in order to meet the principal repayment obligation upon the maturity of the CMBs. This repayment of principal is reinvested in certain trust permitted investments determined by the Bank. Under Canadian GAAP, the financial assets transferred under the CMHC program to CHT qualified as sales and were derecognized from the Bank’s Consolidated Balance Sheet.
Under Canadian GAAP, where the Bank securitized mortgages with CMHC and received an MBS but had not sold the MBS to a third party, the resulting security remained on the Bank’s Consolidated Balance Sheet and was classified as available-for-sale.
Under IFRS, the Bank derecognizes a financial asset where the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset but assumes an obligation to pay those cash flows to a third party subject to certain criteria.
When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial assets have been retained, the Bank continues to recognize the asset and the transfer is accounted for as a secured borrowing transaction. If substantially all the risks and rewards of ownership of the financial assets have been transferred, the Bank will derecognize the asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	75

If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial assets, the Bank derecognizes the asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.
As a result of the differences between Canadian GAAP and IFRS, most transfers of securitized financial assets that previously qualified for derecognition under Canadian GAAP, will no longer qualify for derecognition under IFRS. For example, certain transfers of MBS under the CMHC CMB Program to CHT will not qualify for derecognition. These transfers will be accounted for as secured borrowing transactions under IFRS, resulting in the recognition of securitization liabilities for the proceeds received on the Bank’s Consolidated Balance Sheet. This difference in accounting under IFRS has resulted in the following adjustments to the Bank’s IFRS consolidated financial statements:
•
Securitized mortgages which were off-balance sheet under Canadian GAAP have been recognized on the Bank’s Consolidated Balance Sheet, resulting in an increase in residential loans, an increase in trading loans, and a decrease in retained interests

•
Securitization liabilities not previously required under Canadian GAAP have been recognized on the Bank’s Consolidated Balance Sheet, resulting in an increase in securitization liabilities at amortized cost and securitization liabilities at fair value.

•
The seller swap previously recorded under Canadian GAAP, no longer exists under IFRS, as the payable portion of the swap is captured as part of the securitization liabilities recognized under IFRS. Similarly, the receivable portion of the swap is captured as part of securitized mortgages recognized on the Consolidated Balance Sheet under IFRS. The derecognition of the seller swap upon transition results in a reduction of derivative assets or derivative liabilities on the Bank’s Consolidated Balance Sheet.

•
The Bank will no longer record securitization gains or losses upon the transfer of financial assets that fail derecognition. Gains and losses relating to assets recorded on the Bank’s Consolidated Balance Sheet on transition have been reversed. Certain transaction costs that were previously recorded as part of securitization gains or losses have been capitalized against securitization liabilities.

•	Retained earnings have increased as a result of interest income earned on securitized mortgages which have been recognized on the Bank’s Consolidated Balance Sheet under IFRS.
•	Retained earnings have decreased as a result of interest expense recorded relating to securitization liabilities which have been recognized on the Bank’s Consolidated Balance Sheet under IFRS.
•
Under IFRS, assets transferred to the PRA account no longer qualifies for derecognition, as the Bank maintains the risk and rewards of ownership of those financial assets. These assets have been recognized on the Bank’s Consolidated Balance Sheet resulting in an increase to residential loans, an increase to trading assets, and a decrease to obligation related to securities sold under repurchase agreements.

•
Where the Bank has securitized mortgages with CMHC and has received an MBS but has not sold the MBS to a third party, the MBS remains on the Bank’s Consolidated Balance Sheet as a mortgage. As a result, upon transition to IFRS, available-for-sale securities have decreased and residential mortgages have increased.

The total impact to the Bank’s IFRS opening Consolidated Balance Sheet is disclosed in the table below:

Impact of Derecognition of Financial Instruments
(millions of Canadian dollars)	As at
Nov. 1, 2010
Increase/(decrease) in assets:
Trading loans, securities and other	$5,494
Derivatives	(220)
Financial assets designated at fair value through profit or loss	(918)
Available-for-sale securities	(25,727)
Loans - residential mortgages	65,211
Deferred tax assets	299
Other assets	656
(Increase)/decrease in liabilities:
Securitization liabilities at fair value	(27,256)
Derivatives	1,101
Obligations related to securities sold under repurchase agreements	3,235
Securitization liabilities at amortized cost	(23,078)
Current income tax payable	(63)
Deferred tax liabilities	(77)
Other liabilities	928
Increase/(decrease) in equity	$(415)

The total impact to the Bank’s IFRS opening equity was a decrease of $415 million, comprised of an increase to accumulated other comprehensive income of $25 million and a decrease to retained earnings of $440 million.

(b) Hedge Accounting: Mandatory Exception
Hedge accounting can only be applied to hedging relationships that meet the IFRS hedge accounting criteria upon transition to IFRS. All hedging relationships that qualify for hedge accounting under IFRS have been documented on the transition date.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	76

Under Canadian GAAP, where a purchased option is a hedging instrument in a designated cash flow hedge accounting relationship, the assessment of effectiveness may be based on the option’s terminal value and where certain circumstances are met, an entity can assume no ineffectiveness and the entire change in fair value of the option can be recognized in accumulated other comprehensive income. Under IFRS, an entity must specifically indicate whether the time value is included or excluded from a hedging relationship and must assess the option for effectiveness. If the time value of the option is excluded, changes in the options fair value due to time value are recognized directly in earnings. At transition date, where options were designated in cash flow hedge accounting relationships, the Bank excluded the changes in fair value of the option due to time value from the hedging relationship. The impact to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to accumulated other comprehensive income of $73 million, and a decrease to opening retained earnings of $73 million.

(c) Employee Benefits
i) Employee Benefits: Elective Exemption
The Bank has elected to recognize unamortized actuarial gains or losses in its IFRS opening retained earnings. The impact of this election to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to other assets of $933 million, an increase to deferred tax assets of $309 million, an increase to other liabilities of $196 million, and a decrease to opening retained earnings of $820 million.

ii) Employee Benefits: Other Differences between Canadian GAAP and IFRS Measurement Date

Under Canadian GAAP, the defined benefit obligation and plan assets may be measured up to three months prior to the date of the financial statements as long as the measurement date is applied consistently. Under Canadian GAAP, the Bank measured the obligation and assets of its principal pension and non-pension post-retirement benefit plans as at July 31.

   IFRS requires that valuations be performed with sufficient regularity such that the amounts recognized in the financial statements do not differ materially from amounts that would be determined at the end of the reporting period. Under IFRS, the Bank will measure the assets and obligations of all defined benefit plans as at October 31.

Defined Benefit Plans – Past Service Costs

Canadian GAAP does not differentiate between accounting for the vested and unvested cost of plan amendments, deferring and amortizing both over the expected average remaining service life of active plan members.

Under IFRS, the cost of plan amendments is recognized immediately in income if it relates to vested benefits; otherwise, they are recognized over the remaining vesting period.

Defined Benefit Plans – Asset Ceiling Test

Under Canadian GAAP, when a defined benefit plan gives rise to a prepaid pension asset, a valuation allowance is recognized for any excess of the prepaid pension asset over the expected future benefits expected to be realized by the Bank.

   Under IFRS, the prepaid pension asset is subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays.

   In addition, under Canadian GAAP, the Bank was not required to recognize regulatory funding deficits. Under IFRS, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate any regulatory funding deficits related to its employee benefit plans.

Defined Benefit Plans - Attributing Benefits to Periods of Service
Under Canadian GAAP, for a defined benefit plan other than a pension plan, the obligation for employee future benefits should be attributed on a straight-line basis to each year of service in the attribution period unless the plan formula attributes a significantly higher level of benefits to employees’ early years of service. Under those circumstances, the obligation should be attributed based on the plan’s benefit formula.
IFRS requires that benefits be attributed to periods of service either under the plan benefit formula or on a straight-line basis from the date when service first leads to benefits to the date when further service will lead to no material amount of further benefits, other than from further salary increases. For the Bank’s principal non-pension post-retirement plan, benefits are not earned until certain criteria are met. As a result, the attribution period will be shorter under IFRS, resulting in a reduction in the accrued benefit liability on transition to IFRS.

   The impact of these other employee benefit differences between Canadian GAAP and IFRS to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to other assets of $95 million, an increase to deferred tax assets of $26 million, an increase to other liabilities of $8 million, and a decrease to opening retained earnings of $77 million.

(d) Business Combinations: Elective Exemption
As permitted under IFRS transition rules, the Bank has applied IFRS 3, Business Combinations (IFRS 3) to all business combinations occurring on or after January 1, 2007. Certain differences exist between IFRS and Canadian GAAP in the determination of the purchase price allocation. The most significant differences are described below.
Under Canadian GAAP, an investment in a subsidiary which is acquired through two or more purchases is commonly referred to as a “step acquisition”. Each transaction is accounted for as a step-by-step purchase, and is recognized at the fair value of the net assets acquired at each step. Under IFRS, the accounting for step acquisitions differs depending on whether a change in control occurs. If change in control occurs, the acquirer remeasures any previously held equity investment at its acquisition-date fair value and recognizes any resulting gain or loss in the Consolidated Statement of Income. Any transactions subsequent to obtaining control are recognized as equity transactions.
Under Canadian GAAP, shares issued as consideration are measured at the market price over a reasonable time period before and after the date the terms of the business combination are agreed upon and announced. Under IFRS, shares issued as consideration are measured at their market price on the closing date of the acquisition.
Under Canadian GAAP, an acquirer’s restructuring costs to exit an activity or to involuntarily terminate or relocate employees are recognized as a liability in the purchase price allocation. Under IFRS, these costs are generally expensed as incurred and not included in the purchase price allocation.
Under Canadian GAAP, costs directly related to the acquisition (i.e., finder fees, advisory, legal, etc.) are included in the purchase price allocation, while under IFRS these costs are expensed as incurred and not included in the purchase price allocation.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	77

Under Canadian GAAP, contingent consideration is recorded when the amount can be reasonably estimated at the date of acquisition and the outcome is determinable beyond reasonable doubt, while under IFRS contingent consideration is recognized immediately in the purchase price equation at fair value and marked to market as events and circumstances change in the Consolidated Statement of Income.
The impact of the differences between Canadian GAAP and IFRS to the Bank’s IFRS opening Consolidated Balance Sheet is disclosed in the table below.

Business Combinations: Elective Exemption
(millions of Canadian dollars)	As at
Nov. 1, 2010
Increase/(decrease) in assets:
Available-for-sale securities	$(1)
Goodwill	(2,147)
Loans - residential mortgages	22
Loans - consumer instalment and other personal	-
Loans - business and government	-
Intangibles	(289)
Land, buildings and equipment and other depreciable assets	2
Deferred tax assets	(12)
Other assets	104
(Increase)/decrease in liabilities:
Deferred tax liabilities	102
Other liabilities	37
Subordinated notes and debentures	2
Increase/(decrease) in equity	$(2,180)

The total impact of business combination elections to the Bank’s IFRS opening equity was a decrease of $2,180 million, comprised of a decrease to common shares of $926 million, a decrease to contributed surplus of $85 million and a decrease to retained earnings of $1,169 million.

(e) Designation of Financial Instruments: Elective Exemption
Under IAS 39, Financial Instruments: Recognition and Measurement, entities are permitted to make certain designations only upon initial recognition. IFRS 1 provides entities with an opportunity to make these designations on the date of transition to IFRS provided the asset or liability meets certain criteria specified under IFRS at that date.
The Bank has designated certain held-to-maturity financial assets to available-for-sale financial assets. The impact of this designation on the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to available-for-sale securities of $9,937 million, a decrease to held-to-maturity securities of $9,715 million, an increase to deferred tax liabilities of $57 million, and an increase to opening equity of $165 million. The total impact to the Bank’s opening equity comprised of an increase to accumulated other comprehensive income of $165 million and no impact to retained earnings.

(f) Cumulative Translation Differences: Elective Exemption
The Bank has elected to reclassify all cumulative translation differences on its foreign operations net of hedging activities which were recorded in accumulated other comprehensive income, to retained earnings on transition. As a result, the Bank has reclassified the entire balance of cumulative translation losses at transition date of $2,947 million from accumulated other comprehensive income into retained earnings, with no resulting net impact on equity.

(g) Loan Origination Costs: Other Differences between Canadian GAAP and IFRS
Under Canadian GAAP, costs that are directly attributable to the origination of a loan, which include commitment costs, were deferred and recognized as an adjustment to the loan yield over the expected life of the loan using the effective interest rate method.  Under IFRS, loan origination costs must be both directly attributable and incremental to the loan origination in order to be deferred and amortized and recognized as a yield adjustment over the expected life of the loan. On transition to IFRS certain costs that were previously permitted to be deferred under Canadian GAAP have been expensed into opening retained earnings as they are not considered to be incremental to the loan origination. The impact of this difference to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was a decrease to loans of $458 million and other assets of $88 million, an increase to deferred tax assets of $155 million, and a decrease to opening retained earnings of $391 million.

(h) Consolidation: Other Differences between Canadian GAAP and IFRS
The control and consolidation of an entity is evaluated under Canadian GAAP using two different models. The variable interest model applies when an entity holds a variable interest in a variable interest entity (VIE). If an entity is not a VIE, consolidation is assessed under the voting interest model, where voting rights or governance provisions will determine which party consolidates the entity. In addition, entities that are structured to meet specific characteristics such as Qualifying Special Purpose Entities (QSPE) are exempt from the consolidation guidance.
IFRS guidance on consolidation is based on the principles of control. Control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The power of control can be obvious, for example, through the holding of a majority of voting rights. When control is not apparent, such as when the entity is a SPE, consolidation is based on an overall assessment of all the relevant facts, including an assessment of risks and rewards. Typically, the party with the majority of rewards or exposure to the residual risk must consolidate the entity. In contrast to Canadian GAAP, there is no such concept as a QSPE.

TD BANK GROUP • 2011 CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	78

    Under IFRS, the Bank must consolidate certain entities that are not consolidated under Canadian GAAP, including certain former  QSPEs and various capital structures. Consolidation of any previously unconsolidated entities have resulted in increased assets, liabilities, and non-controlling interest, as disclosed in the table below.

Consolidation: Other Adjustments
(millions of Canadian dollars)	As at
Nov. 1, 2010
Increase/(decrease) in assets:
Trading loans, securities and other	$(795)
Derivatives	15
Available-for-sale securities	(5)
Loans - consumer instalment and other personal	6,554
Deferred tax assets	21
Other assets	(9)
(Increase)/decrease in liabilities:
Derivatives	1
Deposits - banks	7
Deposits - business and government	2,100
Obligations related to securities sold short	4
Current tax payable	3
Other liabilities	(5,889)
Subordinated notes and debentures	255
Liability for capital trust securities	(2,344)
Increase/(decrease) in equity	$(82)

As noted in the table above, the total impact to the Bank’s opening equity was a decrease of $82 million, comprised of a decrease to contributed surplus of $1 million and a decrease to retained earnings of $81 million.

(i) Share-based Payments: Other Differences between Canadian GAAP and IFRS
Under Canadian GAAP, the cost of share-based payments was recognized from the date awards were granted over the service period required for employees to become fully entitled to the award.
Under IFRS, the cost of share-based payments is recognized over the period that an employee provides the service to earn the award. This includes a period prior to the grant date where employees are considered to have provided service in respect of the awards during that period. Under Canadian GAAP, the Bank did not recognize an expense prior to the grant date.
The impact of this difference to the Bank’s IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to deferred tax assets of $44 million, an increase to other liabilities of $151 million, and a decrease to opening equity of $107 million. The total impact to the Bank’s opening equity comprised of an increase to contributed surplus of $16 million, a decrease to accumulated other comprehensive income of $10 million and a decrease to retained earnings of $113 million.
Under IFRS, a first-time adopter is encouraged but not required to apply IFRS 2, Share-based Payment, to liabilities arising from share-based payment transactions that were settled before the transition date and to equity instruments that were unvested at transition. The Bank has taken this exemption and has not applied IFRS 2, to liabilities settled prior to the transition date or to equity instruments which were vested at November 1, 2010.

(j) Income Taxes: Other Differences between Canadian GAAP and IFRS
Income tax related adjustments result from differences in accounting for income taxes between Canadian GAAP and IFRS income tax accounting standards as well as the tax impact of all other transitional adjustments.

i) Adjustments Related to Income Tax Accounting Standard Differences
Under Canadian GAAP, the deferred tax liability related to the Bank’s investments in associates is calculated based on the presumption that temporary differences will reverse through disposition unless there is persuasive evidence that it will be reversed through the receipt of dividends.
Under IFRS, unless there is evidence that the investment will be disposed of in the foreseeable future, the deferred tax liability on such temporary differences is calculated on the basis that it will be recovered through the receipt of dividends.
     The impact of all income tax accounting standard differences to the Bank’s Consolidated Balance Sheet as at November 1, 2010 was an increase to deferred tax assets of $1 million, an increase to  deferred tax liabilities of $73 million, and a decrease to opening equity of $72 million. The total impact to the Bank’s equity comprised of an increase to accumulated other comprehensive income of $6 million and a decrease to retained earnings of $78 million.

ii)  Income Tax Effect of Other Adjustments between Canadian GAAP and IFRS
Differences for income taxes include the effect of recording, where applicable, the deferred tax effect on transition adjustments between Canadian GAAP and IFRS. The impact to the Bank’s Consolidated Balance Sheet is disclosed with the related IFRS difference throughout this note.

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(k) Securities Classified as Available-for-Sale: Other Differences between Canadian GAAP and IFRS
Under Canadian GAAP, equity securities that are classified as available-for-sale and do not have a quoted market price are recorded at cost. Under IFRS, these equity securities are recorded at fair value when there is a reliable fair value.
    The impact of this difference to the Bank’s  IFRS opening Consolidated Balance Sheet as at November 1, 2010 was an increase to the available-for-sale securities of $128 million, an increase to deferred tax liabilities of $38 million, and an increase to opening equity of $90 million. The total impact to the Bank’s opening equity comprised of an increase to accumulated other comprehensive income of $90 million and no impact to retained earnings.

(l) Other: Other Differences between Canadian GAAP and IFRS
Other IFRS differences relate primarily to the accounting of foreign exchange for equity method investments and for AFS securities. The total impact to the Bank’s opening IFRS equity was a decrease of $34 million, comprised of an increase to retained earnings of $11 million, and a decrease to accumulated other comprehensive income of $45 million.

(m) Summary of Key Financial Statement Presentation Differences between Canadian GAAP and IFRS

Reclassification of Non-controlling Interests in Subsidiaries
Under Canadian GAAP, non-controlling interests in subsidiaries was presented above shareholders’ equity. Under IFRS, non-controlling interests in subsidiaries is classified as a component of equity, but is presented separately from the Bank’s shareholder’s equity.
The impact of this presentation change to the Bank’s Consolidated Balance Sheet as at November 1, 2010 was a decrease to non-controlling interests in subsidiaries of $1,493 million and an increase to equity - non-controlling interests in subsidiaries of $1,493 million.

Reclassification of Provisions
Under Canadian GAAP, provisions related to contingent liabilities were recognized within other liabilities within the Bank’ s Canadian GAAP Consoldiated Balance Sheet. Under IFRS, provisions related to contingent liabilities have been reclassified to a separate line within the Bank’s opening IFRS Consolidated Balance Sheet.

NOTE 35 SUBSEQUENT EVENT

Acquisition of Credit Card Portfolio of MBNA Canada
On or about December 1, 2011, the Bank is expected to complete the acquisition of substantially all of the credit card portfolio of MBNA Canada, a wholly-owned subsidiary of Bank of America Corporation, as well as certain other assets and liabilities. At closing, the Bank will pay a premium of approximately $75 million on the portfolio, which is expected to total approximately $7.8 billion at December 1, 2011. The acquisition will be accounted for by the purchase method.

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